
11007700

Quantum®

2011

Preserving the World's Most Important Data. **Yours.**™

Fiscal 2011
Proxy Statement
Annual Report

To Our Stockholders:

Fiscal 2011 (FY11) was a year that we transitioned from restructuring Quantum to a focus on growing the company. We delivered growth in a number of key areas, most notably total branded revenue and sales of both branded DXi® disk backup and deduplication appliances and StorNext® file system and archiving software. We continued to increase our gross margin rates and generate profits while also further improving our balance sheet. In addition, we enhanced our product portfolio with new industry-leading offerings and strengthened our position in the channel.

Financial highlights from the year include the following:

- Total branded revenue grew to $478 million, which was up 5 percent over fiscal 2010 (FY10) and represented 79 percent of non-royalty branded revenue.
- We had record branded disk systems and software revenue, which increased 38 percent over the prior year with related service revenue included.
- Branded disk revenue, including related service revenue, rose 43 percent from FY10 to its highest level to date.
- StorNext revenue grew 28 percent year-over-year and was also a new record for Quantum.
- Our GAAP gross margin rate of 42.1 percent and non-GAAP* gross margin rate of 44.6 percent were the highest in 10 years.
- This was our second consecutive year of GAAP net profit and seventh straight year of non-GAAP net profit.
- We repaid over $100 million of debt and refinanced our 12 percent debt to 3.5 percent, which reduced interest expense by nearly $4 million for the year and is expected to save approximately $10 million annually going forward.

During FY11, we also extended our product offerings across our entire portfolio. This included the introduction of new DXi appliances in all segments of the market: the DXi4500 for small- and medium-size businesses and remote offices, the DXi6700 for midrange customers with Fibre Channel SAN environments and the DXi8500, which is designed to anchor a multi-tier, enterprise-wide disaster recovery and data retention strategy. In March, we began shipping DXi 2.0 – our fourth generation DXi software platform – on the DXi4500 and DXi6500, delivering the highest deduplication speeds available for any open protocol inline appliance in their respective classes and doubling the performance over earlier generation DXi products with no change in price.

Quantum also introduced a new StorNext archive conversion feature to simplify migration from legacy archive platforms and, reinforcing our commitment to Apple customers, announced a special LAN client for StorNext that provides greater flexibility for users with desktop clients running the Mac OS X platform to leverage StorNext.

Early in the year, we introduced the Scalar i6000 enterprise tape library and version 4.0 of our Vision backup management software. The Scalar i6000 provides a significant increase in capacity, high availability and enhanced security over the previous generation of our market-leading enterprise library and also incorporates Quantum's latest-generation iLayer™ software, delivering innovative new archiving capabilities and management benefits. Vision 4.0 offers Quantum disk and tape customers expanded monitoring, more granular and customizable reporting, and improved alerting and troubleshooting mechanisms as part of a centralized management process.

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* A quantitative reconciliation of any GAAP and non-GAAP financial measures included in this letter can be accessed at www.quantum.com by clicking "About Us" from the home page and selecting "Quarterly Earnings."

In short, FY11 was a year of significant progress in a number of key focus areas that provided a strong foundation for growth in fiscal 2012 (FY12). I would also add that this progress and stronger growth foundation were the result of the work we did over the last several years to transform Quantum under Rick Belluzzo's leadership. I want to recognize and thank Rick for driving this transformation and his many contributions during his nearly nine years as CEO.

In FY12 we are focused on building on this foundation, and as we've shown in the first few months of this new fiscal year, we are taking aggressive actions to deliver growth. Most notably, Quantum acquired Pancetera Software, which gives us key technology and expertise for helping customers manage and protect data in virtual environments. We are excited about the opportunity this provides to establish Quantum as a leader in this market space, through the combination of Pancetera technology and our DXi appliances as well as integration with StorNext.

We are also continuing to expand the breadth and depth of our product offerings. We recently announced the StorNext M330, the first product in a new family of StorNext appliances. It combines the high-performance, heterogeneous software file sharing and tiered, vendor-agnostic archiving benefits of our StorNext software with the simplicity of purpose-built hardware. This summer we will also begin shipping DXi6700 and DXi8500 appliances with DXi 2.0 software, as well as offering source-based deduplication and a multiprotocol version of the DXi6700 with increased scalability. Finally, in the area of tape automation, we will be adding new high availability and security features to our enterprise and midrange libraries, including dual robotics in the Scalar i6000.

Beyond products, we are further strengthening our sales and go-to-market capabilities. We have recently added a focused sales leader dedicated exclusively to managing our global sales team and activities. In addition, we have re-aligned our sales resources to execute more effectively against our expanded opportunities and improve overall sales productivity. We are also continuing to engage more deeply with channel partners, particularly around creating greater technical understanding of our products and roadmaps. Finally, we are expanding our market reach through both existing and new partnerships, the most notable examples being our tape reseller and deduplication OEM relationship with Fujitsu, our StorNext reseller agreement with NetApp and the recently announced new OEM partnership with HP in which HP will sell a new enterprise library based on our Scalar i6000 platform.

As we look forward, I believe Quantum is well positioned to drive growth and increased profit in FY12 and beyond. We have a strong business model and market opportunity across all our product lines as customers look for better and more cost-effective ways to meet their data storage needs. We have a broad portfolio of industry-leading products and technologies that deliver unique value at a time when channel partners and end users are looking for alternatives to expensive "lock-in" solutions from major system vendors. And we are moving aggressively to improve our execution and ability to capitalize on our stronger market position to provide greater value to customers and shareholders.

Thank you for your continued support.

Jon Gacek



"Safe Harbor" Statement: This letter contains "forward-looking" statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Specifically, but without limitation, statements relating to 1) Quantum's future sales, revenue, growth and market position, 2) Quantum's future product offerings, features of such offerings and availability of such product offerings and features and 3) benefits to Quantum from its acquisition of Pancetera Software, are forward-looking statements within the meaning of the Safe Harbor. All forward-looking statements in this press release are based on information available to Quantum on the date hereof. These statements involve known and unknown risks, uncertainties and other factors that may cause Quantum's actual results to differ materially from those implied by the forward-looking statements. These risks include operational difficulties, unforeseen technical limitations, the ability of competitors to introduce new solutions that compete more successfully with our solutions, unexpected changes in market conditions, challenges in effectively integrating Pancetera into Quantum's operations and unanticipated changes in customers' needs or requirements, as well as the risks set forth in Quantum's periodic filings with the Securities and Exchange Commission, including, but not limited to, those risks and uncertainties listed in the section entitled "Risk Factors," in Quantum's Quarterly Report on Form 10-K included with this letter. Quantum expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

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Quantum®

QUANTUM CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON
August 17, 2011

TO THE STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Quantum Corporation (the "Company" or "Quantum"), a Delaware corporation, will be held on Wednesday, August 17, 2011 at 8:00 a.m., Pacific Daylight Time, at Quantum's corporate headquarters at 1650 Technology Drive, San Jose, CA 95110, for the following purposes:

1. To elect nine directors recommended by the Board to serve until the next Annual Meeting of Stockholders or until their successors are elected and duly qualified;
2. To ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for the fiscal year ending March 31, 2012;
3. To hold a non-binding advisory vote on executive compensation;
4. To hold a non-binding advisory vote on the frequency of the advisory vote on executive compensation; and
5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Pursuant to rules promulgated by the Securities and Exchange Commission ("SEC"), we have elected to provide access to our proxy materials by notifying you of the availability of our proxy materials on the Internet. The notice of the Annual Meeting and proxy materials are available at http://www.quantum.com/2011proxy. In accordance with the SEC rules, the materials on the website are searchable, readable and printable, and the website does not have "cookies" or other tracking devices that identify visitors.

The accompanying proxy card will identify the website where the proxy materials will be made available; the date, time and location of the Annual Meeting; the proposals to be voted on at the Annual Meeting and the Board of Directors' recommendation with regard to such proposals; and a toll-free telephone number and website where stockholders can vote.

Only stockholders of record at the close of business on June 20, 2011 are entitled to notice of and to vote at the meeting and any adjournment or postponement thereof.

All stockholders are cordially invited to attend the meeting in person. However, to ensure your representation at the meeting, you are urged to submit your proxy via the Internet or vote, sign, date and return the enclosed proxy as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any stockholder attending the meeting may vote in person even if he or she previously returned a proxy.

By Order of the Board of Directors,



Shawn D. Hall
Senior Vice President, General Counsel and Secretary

San Jose, California
June 29, 2011

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QUANTUM CORPORATION

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of Quantum Corporation (the "Company" or "Quantum") for use at the Annual Meeting of Stockholders to be held August 17, 2011 at 8:00 a.m., Pacific Daylight Time, or at any adjournment or postponement thereof (the "Annual Meeting" or "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at the Company's corporate headquarters at 1650 Technology Drive, San Jose, CA 95110. The Company's telephone number is 408-944-4000 and the Internet address for its website is http://www.quantum.com.

Pursuant to rules promulgated by the Securities and Exchange Commission ("SEC"), we have elected to provide access to our proxy materials by notifying you of the availability of our proxy materials on the Internet. The accompanying proxy card will identify the website where the proxy materials will be made available; the date, time and location of the Annual Meeting; the proposals to be voted on at the Annual Meeting and the Board of Directors' recommendation with regard to such proposals; and a toll-free telephone number and website where stockholders can vote. Our proxy materials are first being made available on or about June 29, 2011 to all stockholders entitled to vote at the Meeting.

Record Date; Outstanding Shares

Stockholders of record at the close of business on June 20, 2011 (the "Record Date") are entitled to notice of and to vote at the Meeting. At the Record Date, 230,127,364 shares of the Company's common stock, $0.01 par value (the "Common Stock"), were issued and outstanding. The closing price of the Common Stock on the Record Date, as reported by the New York Stock Exchange ("NYSE"), was $3.25 per share.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing a written notice of revocation bearing a later date than the proxy with the Secretary of the Company (currently Shawn D. Hall) at or before the taking of the vote at the Meeting, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of the Company at or before the taking of the vote at the Annual Meeting or (iii) attending the Meeting and voting in person (although attendance at the Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy must be delivered to the Secretary of the Company at or before the taking of the vote at the Meeting.

Voting and Solicitation

Each share of Common Stock has one vote, as provided in the Company's Amended and Restated Certificate of Incorporation. Accordingly, a total of 230,127,364 votes may be cast at the Meeting. Holders of Common Stock vote together as a single class on all matters covered by this Proxy Statement. For voting with respect to the election of directors, stockholders may cumulate their votes. Cumulative voting will allow you to allocate among the director nominees, as you see fit, the total number of votes equal to the number of director positions to be filled multiplied by the number of shares you hold. For example, if you own 100 shares of Common Stock, and there are nine directors to be elected at the Annual Meeting, you could allocate 900 "FOR" votes (nine times one hundred) among as few or as many of the nine nominees to be voted on at the Meeting as you choose. See "PROPOSAL ONE — ELECTION OF DIRECTORS — REQUIRED VOTE." You will need to indicate on your proxy card whether you intend to cumulate your votes.

In addition to using the accompanying proxy card, stockholders of record with Internet access may submit proxies by following the "Vote by Internet" instructions on their proxy cards. Most stockholders who hold shares beneficially in street name may vote by accessing the website specified on the voting instructions card provided by their broker, trustee or nominee.

The cost of soliciting proxies will be borne by the Company. The Company has not retained the services of a solicitor. The Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may be solicited by certain of the Company's directors, officers and regular employees, without additional compensation, personally or by telephone, email or otherwise.

Stockholder Proposals for Inclusion in the Company's Proxy Materials Pursuant to Rule 14a-8

You may submit proposals for consideration at future stockholder meetings. For a stockholder proposal to be considered for inclusion in the Company's proxy statement for the Annual Meeting to be held in 2012, the Secretary of the Company must receive the written proposal at the Company's principal executive offices no later than March 2, 2012. Such proposals must also comply with SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials and with the notice procedures set forth in the Company's Bylaws. Stockholders should contact the Secretary of the Company in writing at 1650 Technology Drive, Suite 800, San Jose CA 95110, to make any submission or to obtain additional information as to the proper form and content of submissions.

Stockholder Proposals Not Intended for Inclusion in the Company's Proxy Materials Pursuant to Rule 14a-8

Proposals Other than for Nominees to the Board of Directors

Proposals of stockholders of the Company which are to be presented at the Company's annual meeting of stockholders for the year ended March 31, 2012 may be made by a stockholder of the Company who is a stockholder at the time of submitting such proposal and at the time of the record date set for that meeting and who complies with the notice procedures set forth in the Company's Bylaws. Such proposals must be received by the Secretary of the Company not later than the 45th day nor earlier than the 75th day before the one-year anniversary of the date on which the Company first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for this year's Annual Meeting (see Section 2.4(i)(a) of the Company's Bylaws). The stockholder's submission must include the information specified in Section 2.4(i)(b) of the Company's Bylaws.

Proposals not meeting the requirements of the immediately preceding paragraph will be considered untimely and will not be entertained at the 2012 annual meeting. Stockholders should contact the Secretary of the Company in writing at 1650 Technology Drive, Suite 800, San Jose CA 95110, to make any submission or to obtain additional information as to the proper form and content of submissions.

As of the date of this Proxy Statement, the Company has not been notified by any stockholder of his or her intent to present a stockholder proposal from the floor at this year's Annual Meeting. The proxy card submitted with this Proxy Statement grants the proxy holders discretionary authority to vote on any matter (other than stockholder proposals relating to nominees to the Board of Directors) properly brought before the Annual Meeting or any adjournment or postponement of such Meeting.

Proposals for Nominees to the Board of Directors

Nominations of persons for election to the Board of Directors of the Company may be made by a stockholder of the Company who is a stockholder at the time of submitting such nomination and at the time of the record date set for that meeting and who complies with the notice procedures set forth in the Company's Bylaws. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Company. To be timely, a stockholder's notice must be received by the Secretary of the Company not later than the 45th day nor earlier than the 75th day before the one-year anniversary of the date on which the Company first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for this year's Annual Meeting (see Sections 2.4(i)(a) and (ii)(a) of the Company's Bylaws). The stockholder's submission must include the information specified in Section 2.4(ii)(b) of the Company's Bylaws.

Proposals for nominees to the Board not meeting the requirements of the immediately preceding paragraph will be considered untimely and will not be entertained at the 2012 annual meeting. Stockholders should contact the Secretary of the Company in writing at 1650 Technology Drive, Suite 800, San Jose CA 95110, to make any submission or to obtain additional information as to the proper form and content of submissions.

The Company has not been notified by any stockholder of his or her intent to present any stockholder proposals for nominees to the Board of Directors from the floor at this year's Annual Meeting.

Quorum; Abstentions; Broker Non-Votes

A majority of the shares of Common Stock issued and outstanding on the Record Date will constitute a quorum for the transaction of business at the Annual Meeting.

While there is no definite statutory or case law authority in Delaware as to the proper treatment of abstentions, the Company believes that abstentions should be counted for purposes of determining both (i) the presence or absence of a quorum for the transaction of business and (ii) the total number of shares entitled to vote at the Annual Meeting ("Votes Cast") with respect to a proposal (other than a proposal relating to the election of directors or the advisory vote on frequency of executive compensation vote). In the absence of controlling precedent to the contrary, the Company intends to treat abstentions in this manner. Accordingly, abstentions will have the same effect as a vote against the proposal (other than a proposal relating to the election of directors or the advisory vote on frequency of executive compensation vote).

Broker non-votes (i.e., votes from shares held of record by brokers as to which the beneficial owners have given no voting instructions) will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but will not be counted for purposes of determining the number of Votes Cast with respect to the particular proposal on which the broker has expressly not voted. Accordingly, broker non-votes will not affect the outcome of the voting on a proposal that requires a majority of the Votes Cast. A broker non-vote will make a quorum more readily attainable, but the broker non-vote will not otherwise affect the outcome of the vote on a proposal. Under NYSE rules, brokers holding shares beneficially owned by their clients do not have the ability to cast votes with respect to the election of directors, executive compensation or frequency of the executive compensation vote unless they have received instructions from the beneficial owner of the shares. **It is therefore important that you provide instructions to your broker if your shares are held by a broker so that your votes with respect to directors, executive compensation or frequency of the executive compensation vote are counted.**

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's Section 16 officers, directors and persons who own more than ten percent (10%) of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the SEC. Such executive officers, directors and greater than ten-percent stockholders are also required by SEC rules to furnish the Company with copies of all forms that they file pursuant to Section 16(a). Based solely on its review of the copies of such reports received by the Company and on written representations from certain reporting persons, the Company believes that all required filings were timely made during the fiscal year ended March 31, 2011 ("Fiscal 2011").

Householding

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for proxy materials with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to such stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. Quantum and some brokers household proxy materials unless contrary instructions have been received from one or more of the affected stockholders. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please so indicate by (i) contacting Broadridge by telephone at (800) 542-1061 (have your proxy card in hand when you call and then follow the instructions), or (ii) writing to Broadridge at Broadridge c/o Householding Department, 51 Mercedes Way, Edgewood, NY 11717, or (iii) contacting Quantum's Investor Relations Department by telephone at 408-944-4450 if you are a registered stockholder and contacting your broker if you hold shares beneficially in street name.

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

There are nine nominees for election to the Company's Board of Directors (the "Board") this year. All of the nominees are currently serving on the Board. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named below. Each nominee has consented to be named as a nominee in the Proxy Statement and to serve as a director if elected. In the event that additional persons are nominated at the time of the Annual Meeting, the proxy holders intend to vote all proxies received by them in such a manner as will ensure the election of as many of the nominees listed below as possible (or, if new nominees have been designated by the Board, in such a manner as to elect such nominees). In such event, the proxy holders will determine the manner in which to allocate the votes among the nominees. The Company is not aware of any reason that any nominee will be unable or will decline to serve as a director. The term of office of each person elected as a director will continue until the next annual meeting of stockholders or until a successor has been elected and qualified. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which he or she is or was to be selected as a director or officer of the Company.

The Board's key roles include, but are not limited to: (i) the selection and evaluation of the Company's Chief Executive Officer ("CEO"), and overseeing CEO succession planning; (ii) advising the CEO and management on the Company's fundamental strategies; (iii) reviewing and approving the CEO's objectives; (iv) approving acquisitions, divestitures and other significant corporate actions; (v) advising the CEO on the performance of senior management, and significant organizational changes, including succession planning; and (vi) approving the annual operating financial plan.

The names of the nominees and certain information about them as of June 1, 2011, are set forth below.

Name of Nominee	Age	Director Since	Principal Occupation Since
Paul R. Auvil III*+	47	2007	Chief Financial Officer, Proofpoint, 2007
Richard E. Belluzzo	57	2002	Executive Chairman of the Board and Former Chief Executive Officer of Quantum, 2011
Michael A. Brown†	52	1995	Chairman of the Board of Line 6, 2005 Former Chairman of Quantum, 2003
Thomas S. Buchsbaum*†	61	2005	Independent Consultant, 2005
Elizabeth A. Fetter+	52	2005	President and Chief Executive Officer of NxGen Modular, LLC, 2011
Jon W. Gacek	49	2011	President and Chief Executive Officer of Quantum, 2011
Joseph A. Marengi+	57	2007	Venture Partner, Austin Ventures, 2007
David E. Roberson*	56	2011	Former Senior Vice President within the Enterprise Servers, Storage and Networking Group, HP, 2011
Dennis P. Wolf*	58	2007	Executive Vice President, Chief Financial Officer, Fusion-io, 2009

* Member of the Audit Committee.

\+ Member of the Leadership and Compensation Committee.

† Member of the Corporate Governance and Nominating Committee.

Except as set forth below, each of the nominees has been engaged in his or her principal occupation described above during the past five years. There are no family relationships between any directors or executive officers of the Company.

Mr. Paul R. Auvil III has served as Chief Financial Officer of Proofpoint, Inc., a provider of messaging security solutions, since March 2007. Before Proofpoint, Mr. Auvil was an entrepreneur-in-residence for six months with Benchmark Capital, a venture capital firm, from October 2006 to March 2007. From August 2002 to July 2006, Mr. Auvil was Chief Financial Officer of VMware, Inc. Prior to joining VMware, Mr. Auvil served four years as Chief Financial Officer at Vitria Technology. Earlier in his career, he spent ten years at VLSI Technology, ultimately becoming vice president and general manager of the Internet and Secure Products Division. Mr. Auvil also serves on the board of Marin Software. Mr. Auvil is a member of the Company's Audit Committee and the Leadership and Compensation Committee. We believe that Mr. Auvil possesses specific attributes that qualify him to serve as a member of the Board, including his executive experience and his financial and accounting expertise.

Mr. Richard E. Belluzzo has served as Executive Chairman of the Board since April 2011. Previously, he was Chief Executive Officer of Quantum from September 2002 to April 2011 and Chairman of the Board from July 2003 to April 2011. Before joining Quantum, from September 1999 to May 2002, Mr. Belluzzo held senior management positions with Microsoft Corporation, most recently President and Chief Operating Officer. Prior to Microsoft, from January 1998 to September 1999, Mr. Belluzzo was Chief Executive Officer of Silicon Graphics, Inc. Before his tenure at Silicon Graphics, from 1975 to January 1998, Mr. Belluzzo was with Hewlett-Packard, most recently as Executive Vice President of the computer organization. Currently Mr. Belluzzo is a member of the board of directors of PMC-Sierra, Inc. and JDS Uniphase Corporation. We believe that Mr. Belluzzo possesses specific attributes that qualify him to serve as a member of the Board, including the perspective and experience he brings as our former Chief Executive Officer, which brings historic knowledge, operational expertise and continuity to the Board, and his executive experience with public companies.

Mr. Michael A. Brown served as Chief Executive Officer of Quantum from September 1995 to September 2002 and as Chairman of Quantum's Board from May 1998 to July 2003. From 1993 to September 1995, he was President of the Company's desktop group, from 1992 to 1993 he was Chief Operating Officer responsible for the Company's hard disk drive business, and from 1984 to 1992 he held various marketing position with the Company. Mr. Brown also serves as Chairman of the board of directors of Line 6 and is on the boards of Symantec Corporation, Mozes, Inc., a privately-held mobile marketing company and Echo Nest, a privately-held music intelligence platform company. He previously served on the boards of Nektar Therapeutics from September 2002 to December 2009 and of Digital Impact from 1999 to April 2005. Mr. Brown is the Chair of the Company's Corporate Governance and Nominating Committee. We believe that Mr. Brown possesses specific attributes that qualify him to serve as a member of the Board, including the perspective and experience he brings as our former Chief Executive Officer, which brings historic knowledge, operational expertise and continuity to the Board, and his experience with joint ventures, manufacturing partnerships, marketing partnerships and managing customer relationships.

Mr. Thomas S. Buchsbaum has been an independent consultant since March 2005. From March 1997 to March 2005, Mr. Buchsbaum served as vice president of the U.S. Federal Business Segment, as well as Vice President and General Manager of the K12 and Higher Education customer segments of Dell, Inc. Before Dell, Mr. Buchsbaum spent ten years at Zenith Data Systems, a computer manufacturing company, until February 1997, where he was General Manager for the federal systems business unit and General Manager of the state and local government and education segments. From 1989 to 2004, Mr. Buchsbaum served on the board of directors and the compensation committee of Group 1 Software, Inc., an application software provider. Mr. Buchsbaum also serves as an advisor to the board of Dick Blick Holdings and is a member of the Advisory Board of Augmentix Corp., a wholly owned unit of Entorian Technologies, Inc. Mr. Buchsbaum is the Board's lead independent director and is a member of the Company's Corporate Governance and Nominating Committee and the Audit Committee. We believe that Mr. Buchsbaum possesses specific attributes that qualify him to serve as a member of the Board, including his management experience in relevant industries and his general strategic and operational experience.

Ms. Elizabeth A. Fetter has served as President and Chief Executive Officer of NxGen Modular, a provider of modular data centers and components since April 2011. Previously, in 2007 she served as President and Chief Executive Officer and a director of Jacent Technologies, Inc., an order automation company for the restaurant industry. From October 2001 to November 2004, she served as President and Chief Executive Officer, and a director, of QRS Corp., a retail supply chain software and services company. Prior to joining QRS, from March 1999 to April 2001, Ms. Fetter was President, Chief Executive Officer, and a director, of NorthPoint Communications, a broadband services company, and from January 1998 to March 1999 was Vice President and General Manager of the Consumer Services Group at US West (now Qwest), a telecommunications company. Before US West, she was an officer at SBC/Pacific Bell, where she held a number of senior leadership positions. Ms. Fetter also serves on the board of directors of Symmetricom, Inc. and several non-profit organizations. Previously, Ms. Fetter also served on the board of Ikanos Communications, Inc from June 2008 to August 2009. Ms. Fetter is the Chair of the Company's Leadership and Compensation Committee. We believe that Ms. Fetter possesses specific attributes that qualify her to serve as a member of the Board, including her management experience in relevant industries and her general strategic and operational experience.

Mr. Jon W. Gacek became President and Chief Executive Officer in April 2011, and was President and Chief Operating Officer from January 2011 through March 2011. He joined Quantum as Executive Vice President and Chief Financial Officer in August 2006, upon Quantum's acquisition of ADIC and was promoted to Executive Vice President, Chief Financial Officer and Chief Operating Officer in June 2009. Previously, he served as the Chief Financial Officer at ADIC from 1999 to 2006 and also led Operations during his last three years there. Prior to ADIC, Mr. Gacek was an audit partner at PricewaterhouseCoopers LLP and led the Technology Practice in the firm's Seattle office. While at PricewaterhouseCoopers LLP, he assisted several private equity investment firms with a number of mergers, acquisitions, leveraged buyouts and other transactions. Mr. Gacek serves on the board of directors for Market Leader, Inc. and Power-One, Inc. We believe that Mr. Gacek possesses specific attributes that qualify him to serve as a member of the Board, including the perspective and experience he brings as our Chief Executive Officer, which brings operational expertise to the Board, and his financial and accounting expertise.

Mr. Joseph A. Marengi has been employed as a venture partner for Austin Ventures, a venture capital firm, since August 2007. His focus is on the hardware and software industry. Prior to joining Austin Ventures, he worked for Dell, Inc. from June 1997 to March 2007, serving as Senior Vice President of the Corporate Business Group for four years before becoming Senior Vice President of Dell Americas and later Senior Vice President of the Commercial Business Group. Previously, Mr. Marengi served in various executive leadership roles at Novell Systems, Inc., most recently as President and Chief Operating Officer of Channels. Prior to Novell, Mr. Marengi held various executive, sales and information management positions in the technology and defense industries. Mr. Marengi also serves on the board of directors of Hovnanian Enterprises, Inc. and of Entorian Technologies, Inc. Mr. Marengi is a member of the Company's Leadership and Compensation Committee. We believe that Mr. Marengi possesses specific attributes that qualify him to serve as a member of the Board, including his years of business and industry experience, particularly in sales management and his experience in the venture capital industry.

Mr. David E. Roberson served as Senior Vice President within the Enterprise Servers, Storage and Networking Group for HP from May 2007 to May 2011, where he also was General Manager of the StorageWorks Division from May 2007 to October 2010. Prior to that, Mr. Roberson spent 26 years at Hitachi Data Systems, starting as corporate counsel and rising through the company to become President and CEO, a position he held from 2006 to May 2007. He also served as President and Chief Operating Officer from 2002 to 2006 and Chief Operating Officer from 2000 to 2002. Mr. Roberson began his technology career at Amdahl Corporation in 1980, following posts as adjunct professor at Golden Gate University School of Law and research director at Hastings College of Law. He also serves on the boards of International Game Technology and TransLattice, Inc. Mr. Roberson is a member of the Company's Audit Committee. We believe that Mr. Roberson possesses specific attributes that qualify him to serve as a member of the Board, including his industry knowledge and executive experience.

Mr. Dennis P. Wolf has served as Executive Vice President, Chief Financial Officer of Fusion-io, provider of a flash-based, solid-state memory tier, since November 2009. Prior to that, he served as Executive Vice President, Chief Operating Officer and Chief Financial Officer of Finjan Software, Inc. from January 2009 to May 2009. From July 2005 to February 2008, he served as Executive Vice President and Chief Financial Officer of MySQL, AB, an open source database company, where he was responsible for managing the company's finance, HR, legal, administration and operations until MySQL was acquired by Sun Microsystems. From March 2005 through June 2005, Mr. Wolf served as Executive Vice President and Chief Financial Officer of Hercules Technology Growth Capital, including during the company's initial public offering. From February 2003 to June 2005, Mr. Wolf served as Chief Financial Officer and Executive Vice President of Omnicell, Inc., where he was responsible for finance, operations and research and development. Prior to Omnicell, Mr. Wolf held financial management positions for public high technology companies including Credence Systems, Centigram, Apple Computer and Sun Microsystems. He also currently serves on the board and as chair of the audit committee of Codexis, Inc. He previously served as a board member and chair of the audit committee of Komag from March 2005 to September 2007 and Vitria Technology from July 2003 to October 2006, on the board and audit committee of BigBand Networks, Inc. from October 2009 to April 2011 and on the board of Avanex Corporation from April 2008 to April 2009. Mr. Wolf is the Chair of the Company's Audit Committee. We believe that Mr. Wolf possesses specific attributes that qualify him to serve as a member of the Board, including his executive experience and his financial and accounting expertise with both public and private companies.

Board Independence

Quantum's Corporate Governance Principles provide that a majority of the Board shall consist of independent directors. The Board has determined that none of the director nominees standing for election, other than Richard E. Belluzzo and Jon W. Gacek, has any material relationship with Quantum (either directly or as a partner, stockholder or officer of an organization that has a relationship with Quantum) and that such nominees (other than Mssrs. Belluzzo and Gacek) are independent within the meaning of Quantum's director independence standards set forth in Quantum's Corporate Governance Principles, a copy of which may be found on our website located at http://www.quantum.com, by clicking "About Us" from the home page and selecting "Corporate Governance." These standards reflect all applicable regulations, including the rules of the NYSE and the SEC.

Board Meetings and Committees

The Board of Directors of the Company held a total of six (6) meetings during Fiscal 2011. In addition, in Fiscal 2011, the independent directors held four (4) meetings without management present. During Fiscal 2011, each director standing for election attended at least 75% of the meetings of the Board and the meetings of committees, if any, upon which such director served. All of our directors are expected to attend each meeting of the Board and the committees on which they serve and are encouraged to attend annual stockholder meetings, to the extent reasonably possible. All of our directors who were elected at our 2011 annual meeting attended our 2011 annual meeting.

The Company has an Audit Committee, a Leadership and Compensation Committee, and a Corporate Governance and Nominating Committee. Thomas S. Buchsbaum is the Company's lead independent director and as such presides at the independent directors' meetings.

The Company has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee of the Board currently consists of Mr. Dennis P. Wolf, Chair of the committee, Mr. Paul R. Auvil, Mr. Thomas S. Buchsbaum, Mr. Edward M. Esber, Jr. and Mr. David E. Roberson, all of whom are independent directors and financially literate, as defined in the applicable NYSE listing standards and SEC rules and regulations. Our Board has determined that Dennis P. Wolf is an audit committee financial expert as defined by SEC rules. The Audit Committee, which generally meets at least twice per quarter, once prior to quarterly earnings releases and again prior to the filing of the Company's quarterly and annual reports with the SEC, appoints the Company's independent registered public accounting firm and is responsible for approving the services performed by the Company's independent registered public accounting firm and for reviewing and evaluating the Company's accounting principles and its systems of internal accounting controls. At each meeting, the Audit Committee first meets with Company management and the Company's independent registered public accounting firm in order to review financial results and conduct other appropriate business. Then, the Audit Committee typically meets with the Company's independent registered public accounting firm without the presence of management. The Audit Committee held a total of nine (9) meetings during Fiscal 2011.

The Leadership and Compensation Committee of the Board is currently composed of Ms. Elizabeth A. Fetter, Chair of the committee, Mr. Paul R. Auvil and Mr. Joseph A. Marengi, all of whom are independent directors, as defined in the applicable NYSE listing standards. The Leadership and Compensation Committee generally meets in conjunction with Board meetings and at other times as deemed necessary by the committee or the Board. The Company's lead independent director typically attends the Leadership and Compensation Committee meetings. The Leadership and Compensation Committee held a total of six (6) meetings during Fiscal 2011. The Leadership and Compensation Committee operates under a written charter that is reviewed by the Board on an annual basis, and that is available on the Company's website at www.quantum.com. The charter was last reviewed and approved on August 18, 2010. The Leadership and Compensation Committee's primary mission is to ensure the Company provides appropriate leadership and compensation programs to enable the successful execution of its corporate strategy and objectives and to ensure the Company's programs and practices are market competitive and consistent with corporate governance best practices. The Leadership and Compensation Committee's primary objectives are to (1) review and approve the Company's compensation philosophy, strategy and practices, (2) review and approve executive compensation for all executive officers (other than for the CEO) and make recommendations to the Board regarding CEO and non-employee director compensation and (3) review the Company's strategy and practices relating to the attraction, retention, development, performance and succession of its leadership team.

The Leadership and Compensation Committee has the power to delegate its authority to the Company's management or to a subcommittee (subject to limitations of applicable law and provided that the Leadership and Compensation Committee may not delegate its authority as it relates to the compensation of the CEO and the other executive officers), but did not do so during Fiscal 2011. The Leadership and Compensation Committee is also empowered to hire outside advisors in connection with performing its duties.

The Corporate Governance and Nominating Committee is currently composed of Mr. Michael A. Brown, Chair of the committee, Mr. Thomas S. Buchsbaum and Mr. Edward M. Esber, Jr., all of whom are independent directors, as defined in the applicable NYSE listing standards. The Corporate Governance and Nominating Committee, which meets at least twice annually, assists the Board by identifying and recommending prospective director nominees, develops corporate governance principles for Quantum, advises the Board on corporate governance matters, including Board and committee composition, roles and procedures, recommends to the Board a lead independent director, oversees the evaluation of the Board, considers questions of possible conflicts of interest of Board members and of senior executives and oversees and reviews the process for succession planning of the Company's Chief Executive Officer. The Corporate Governance and Nominating Committee will consider nominees recommended by stockholders pursuant to the procedures outlined in the Company's Bylaws and as set forth herein. The Corporate Governance and Nominating Committee held five (5) meetings during Fiscal 2011.

Each of our committees is governed by a written charter, copies of which are posted on our website. The Internet address for our website is http://www.quantum.com, where the charters may be found by clicking "About Us" from the home page and selecting "Corporate Governance." A free printed copy of the charters also is available to any stockholder who requests it from Quantum's Investor Relations Department at the address stated below in the Section of this Proxy Statement entitled "Communicating with the Company" or who submits an online request by visiting the Company's website at http://www.quantum.com, where the request form may be found by clicking "About Us" from the home page, selecting "Contact Investor Relations" and then clicking on "Information Request Form."

Board's Role in Risk Oversight

The Company faces a wide spectrum of risks, including financial, strategic, operational, and regulatory exposures. On behalf of the Board of Directors, the Company's Audit Committee has primary responsibility for the oversight of those risks. In accordance with its charter, the Audit Committee oversees the Company's policies and processes for risk assessment and management, including discussions of its major risk exposures, the associated risk mitigation activities, and the practices under which risk management is implemented throughout the Company. The Board's other committees also oversee risks associated with their respective areas of responsibility, such as the Leadership and Compensation Committee's review of risks arising from compensation practices. The full Board is updated regarding its committees' risk oversight and other activities through its regular reporting and discussion practices.

While the Board is responsible for risk oversight, risk management accountability lies with the Company's management team. The Company's general counsel has executive responsibility for the majority of its risk management practices, including maintenance of its enterprise risk management practices, completion of the annual risk assessment, and management and promotion of the Company's ethics and compliance program. Formal risk management reports are provided by the general counsel to the Audit Committee on a periodic basis, with ongoing updates and discussions occurring as appropriate at Board meetings. In addition, other appropriate risk assessment and mitigation techniques are implemented and applied throughout the Company's different operations and functional teams, with the involved management representatives providing updates to the Board as needed.

Leadership Structure

The current leadership structure of the Board consists of an Executive Chairman and a lead independent director. Effective April 1, 2011, the Board appointed Mr. Rick Belluzzo, our former Chief Executive Officer and Chairman of the Board, to serve as Executive Chairman. The Board believes that having both an Executive Chairman and a lead independent director is the appropriate leadership structure for the Board at this time.

The Board considers the Executive Chairman position to be a transitional role given the recent Chief Executive Officer change. Given Mr. Belluzzo's management experience and in-depth knowledge of the Company, the Board believes the Executive Chairman can effectively lead the Board in its oversight role, except during the independent directors' executive sessions, act as chair for board meetings and work with the Chief Executive Officer to establish and manage the board meeting agendas. In addition, the Executive Chairman is focused on ensuring a smooth and successful transition for the incoming Chief Executive Officer.

At the same time, the Company and its stockholders benefit from having a lead independent director to provide independent Board leadership with significant responsibilities, which are set forth in the Company's Corporate Governance Principles, and include:

- To facilitate regular meetings of the Company's independent directors (without management present) and to set the agenda and establish the frequency of these meetings;
- To collaborate with the Executive Chairman of the Board on the agenda for Board meetings; and
- To act as a liaison to shareholders who request direct communication with the Board.

Mr. Jon Gacek, our President and Chief Executive Officer, also serves on the Board, providing the Board with detailed knowledge of the day-to-day operations and bringing his perspective into the Board discussions and decisions.

Director Education

The Company's Corporate Governance Principles encourage directors to pursue ongoing education and development studies on topics that they deem relevant given their individual backgrounds and committee assignments. In Fiscal 2011, two directors attended several director education programs, one of whom obtained the professional director certification from the American College of Directors.

Consideration of Director Nominees

Stockholder Recommendations and Nominations

Recommendations

It is the policy of the Corporate Governance and Nominating Committee to consider recommendations for candidates to the Board from stockholders. A stockholder that desires to recommend a candidate for election to the Board must direct the recommendation in writing to Quantum Corporation, attention: Company Secretary, 1650 Technology Drive, Suite 800, San Jose, CA 95110.

Nominations

A stockholder that desires to nominate a person directly for election to the Board must meet the deadlines, notice procedures and other requirements set forth in Section 2.4 (ii) of Quantum's Bylaws and the rules and regulations of the SEC. Quantum's Bylaws can be found on our website. The Internet address for our website is http://www.quantum.com, where the Bylaws may be found by clicking "About Us" from the home page and then selecting "Corporate Governance."

Identifying and Evaluating Nominees for Director

The Corporate Governance and Nominating Committee uses the following procedures to identify and evaluate individuals recommended or offered for nomination to the Board:

- The committee regularly reviews the current composition and size of the Board.
- The committee annually evaluates the performance of the Board as a whole and the performance and qualifications of individual members of the Board eligible for re-election at the annual meeting of stockholders.
- In evaluating and identifying candidates, the committee has the authority to retain and terminate any third party search firm that is used to identify director candidates and has the authority to approve the fees and retention terms of any search firm.
- The committee reviews the qualifications of any candidate who has been properly recommended or nominated by a stockholder, as well as any candidate who has been identified by management, individual members of the Board or, if the committee determines, a search firm. Such review may, in the committee's discretion, include a review solely of information provided to the committee or may also include discussions with persons familiar with the candidate, an interview with the candidate or other actions that the committee deems proper, including the retention of third parties to review potential candidates.
- The committee will evaluate each candidate in light of the general and specific considerations that follow. The committee evaluates all nominees, whether or not recommended by a stockholder, in the same manner, as described in this Proxy Statement.
- After reviewing and considering all candidates presented to the committee, the committee will recommend a slate of director nominees to be approved by the full Board.
- The committee will endeavor to promptly notify, or cause to be notified, all director candidates of its decision as to whether to nominate such individual for election to the Board.

General Considerations

A candidate will be considered in the context of the current perceived needs of the Board as a whole. Generally, the Corporate Governance and Nominating Committee believes that the Board should be comprised of directors who (i) are predominantly independent, (ii) are of high integrity, (iii) have qualifications that will increase overall Board effectiveness and (iv) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to audit committee members.

Specific Considerations

Specific considerations include the following:

- The current size and composition of the Board and the needs of the Board and its committees.
- Previous experience serving on a public company board or as a member of the senior management of a public company.
- Whether the candidate would be an independent director as defined under all applicable regulations, including the rules of the NYSE and the SEC.
- The possession of such knowledge, experience, skills, expertise and diversity so as to enhance the Board's ability to manage and direct the affairs and business of the Company.
- Key personal characteristics such as strategic thinking, objectivity, independent judgment, integrity, intellect and the courage to speak out and actively participate in meetings.
- Knowledge of, and familiarity with, information technology.
- The absence of conflicts of interest with the Company's business.
- A willingness to devote a sufficient amount of time to carry out his or her duties and responsibilities effectively, including, at a minimum, a commitment to attend at least six Board meetings per year and to serve on a committee.

- Commitment to serve on the Board for an extended period of time.
- Diversity of thinking or background.
- Such other factors as the Corporate Governance and Nominating Committee may consider appropriate.

The Board believes that all of the nominees for election to our Board meet the general and specific considerations outlined above.

Furthermore, the nominees represent a diverse group of business leaders. Most of the nominees either held or are currently holding senior leadership positions at major companies. All of the nominees also have experience serving on boards of directors, advisory boards and board committees of other public companies, which provides them with an understanding of different business processes, challenges and strategies.

The Corporate Governance and Nominating Committee and the Board believe that the skill and experience set of the nominees mentioned above provide the Company with a diverse range of judgment and perspectives critical in guiding the Company's strategies and overseeing their execution.

All of the nominees for election to our Board have previously served as Quantum directors.

Communications to the Board

Stockholders, employees and other interested parties may contact the Board, the Company's lead independent director, the independent directors as a group or any of our directors by writing to them c/o Quantum Corporation, attention: Company Secretary, 1650 Technology Drive, Suite 800, San Jose, CA 95110, or by email at BoardofDirectors@Quantum.com. If any such interested parties wish to contact the Board, a member of the Audit Committee, the Company's lead independent director, our independent directors as a group or any of our directors to report a concern about Quantum's conduct or about questionable accounting, internal accounting controls or auditing matters, such parties may do so anonymously by using the address above and designating the communication as "confidential." Alternatively, concerns may be reported anonymously by phone or via the world-wide-web to the following toll-free phone number or Internet address 1-866-ETHICSP (1-866-384-4277); www.ethicspoint.com. These resources are operated by Ethicspoint, an external third-party vendor that has trained professionals to take calls in confidence, and to report concerns to the appropriate persons for proper handling. Communications raising safety, security or privacy concerns, or that otherwise relate to improper activities will be addressed in an appropriate manner.

Director Compensation

The Leadership and Compensation Committee, together with the full Board, are responsible for determining the amount and form of compensation for the Company's non-employee directors. The Company's management team (specifically, the Company's CEO and Senior Vice President of Human Resources) provides information, analysis and recommendations to the Leadership and Compensation Committee on matters such as competitive market practices, target compensation levels and non-employee director compensation program design. In addition, the Leadership and Compensation Committee's compensation consultant as identified in the Compensation Discussion & Analysis also provides analysis and advice on the market competitiveness of our non-employee directors' compensation program (both in relation to the Company's peer group and to the broader technology market), as well as on current trends and developments, and specific non-employee director compensation program design recommendations. For Fiscal 2011, the Leadership and Compensation Committee's compensation consultant conducted a comprehensive review of the compensation program for the Company's non-employee directors. As a result of this review, the consultant recommended to the Leadership and Compensation Committee that it revise the equity compensation portion of the program to establish standard initial and annual equity awards using a "target value" approach. In the case of an initial award to a new non-employee director, the consultant recommended that the equity award have a value of $125,000 and, in the case of the annual award to continuing non-employee directors, the consultant recommended that the equity award have a value of $100,000. The consultant also recommended that equity awards be made in the form of restricted stock units, with the number of shares underlying the awards to be determined at the time of grant based on market price of the Company's common stock at that time. While the Leadership and Compensation Committee carefully considers all of the information and recommendations made by members of management and its compensation consultant, ultimate authority for all decisions relating to the non-employee director compensation program rests with the Leadership and Compensation Committee and the Board. The Leadership and Compensation Committee and the Board approved the consultant's recommendations for Fiscal 2011 but specifically capped the number of shares subject to restricted stock unit awards to be granted as the annual equity award to 50,000 shares.

During Fiscal 2011, Nonemployee Directors received quarterly retainers of $10,000 and an additional quarterly retainer of $1,875 for serving on the Corporate Governance and Nominating Committee, $2,500 for serving on the Leadership and Compensation Committee and $3,125 for serving on the Audit Committee, all of which were paid in cash.

In addition, during Fiscal 2011, the Chair of each Board committee and the lead independent director received the following quarterly retainers, all of which were paid in cash: $6,250 for the lead independent director, $1,875 for the Chair of the Corporate Governance and Nominating Committee, $1,875 for the Chair of the Audit Committee for the first two quarters of Fiscal 2011 and $3,125 for the last two quarters of Fiscal 2011, and $1,250 for the Chair of the Leadership and Compensation Committee for the first two quarters of Fiscal 2011 and $1,875 for the last two quarters of Fiscal 2011. No per-meeting fees were paid.

During Fiscal 2011, each Nonemployee Director also received a grant of restricted stock units under the Nonemployee Director Equity Incentive Plan, as amended and restated on November 10, 2007 (the "Plan"), which was approved by the Company's stockholders at the 2003 and the 2007 annual meetings of Stockholders. The Board, in its discretion, selects Nonemployee Directors to whom options and/or other forms of equity awards may be granted, the time or times at which such options and/or other equity awards may be granted, the number of shares subject to each grant and the period over which such options become exercisable. During Fiscal 2011, each Nonemployee Director received 50,000 restricted stock units. The restricted stock units vest as follows: 25% vests on each of December 1, 2010, March 1, 2011, June 1, 2011 and August 17, 2011.

The Board generally may amend or terminate the Plan at any time and for any reason, except that the Board will obtain stockholder approval for material amendments to such plan, as required by the rules of the NYSE.

Employee directors receive no additional compensation for their service on the Board or on committees of the Board.

Compensation paid to the Nonemployee Directors during Fiscal 2011 is set forth in the following table.

Director Compensation Table

Name	Fees Earned or Paid in Cash [1]	Stock Awards [2][4]	Option Awards [3][4]	Non Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Auvil III, Paul R.	$62,500	$72,500	$0	$0	$0	$0	$135,000
Brown, Michael A.	$55,000	$72,500	$0	$0	$0	$0	$127,500
Buchsbaum, Thomas S.	$85,000	$72,500	$0	$0	$0	$0	$157,500
Esber, Jr., Edward M.	$60,000	$72,500	$0	$0	$0	$0	$132,500
Fetter, Elizabeth A.	$56,250	$72,500	$0	$0	$0	$0	$128,750
Marengi, Joseph A.	$50,000	$72,500	$0	$0	$0	$0	$122,500
Pasternack, Bruce A.	$25,000	$ 0	$0	$0	$0	$0	$ 25,000
Wolf, Dennis P.	$62,500	$72,500	$0	$0	$0	$0	$135,000

(1) Fees Earned or Paid in Cash include the following:

Name	Board Retainer	Committee Membership Retainer	Committee Chair Retainer	Lead Independent Director Retainer	Total Fees Earned or Paid in Cash
Auvil III, Paul R.	$40,000	$22,500	$ 0	$ 0	$62,500
Brown, Michael A.	$40,000	$ 7,500	$ 7,500	$ 0	$55,000
Buchsbaum, Thomas S.	$40,000	$20,000	$ 0	$25,000	$85,000
Esber, Jr., Edward M.	$40,000	$20,000	$ 0	$ 0	$60,000
Fetter, Elizabeth A.	$40,000	$10,000	$ 6,250	$ 0	$56,250
Marengi, Joseph A.	$40,000	$10,000	$ 0	$ 0	$50,000
Pasternack, Bruce A.	$20,000	$ 5,000	$ 0	$ 0	$25,000
Wolf, Dennis P.	$40,000	$12,500	$10,000	$ 0	$62,500

(2) Each nonemployee director received a restricted stock unit award covering 50,000 shares of the Company's common stock on September 1, 2010. The value of these awards was computed in accordance with Statement of Financial Accounting Standards Accounting Standards Codification Topic 718, Compensation — Stock Compensation ("ASC 718"). Assumptions used in the calculation of the value are disclosed under "Stock Incentive Plans and Share-Based Compensation" in the Company's Annual Report on Form 10-K filed with the SEC on or about June 14, 2011.

(3) No stock options were granted to the nonemployee directors in Fiscal 2011.

(4) Outstanding equity awards held by each of the nonemployee directors as of March 31, 2011 are as follows:

Name	Awards Outstanding	Options Outstanding	Total Equity Awards Outstanding
Auvil III, Paul R.	25,000	149,000	174,000
Brown, Michael A.	25,000	187,000	212,000
Buchsbaum, Thomas S.	25,000	206,167	231,167
Esber, Jr., Edward M.	25,000	285,750	310,750
Fetter, Elizabeth A.	25,000	194,500	219,500
Marengi, Joseph A.	25,000	160,000	185,000
Wolf, Dennis P.	25,000	10,500	35,500

Leadership and Compensation Committee Interlocks and Insider Participation in Compensation Decisions

The members of the Company's Leadership and Compensation Committee are Ms. Elizabeth A. Fetter, Chair of the committee, Mr. Paul R. Auvil and Mr. Joseph A. Marengi. No member of the Leadership and Compensation Committee is currently, nor has any been at any time since the formation of the Company, an officer or employee of the Company or any of its subsidiaries. Likewise, no member of the Leadership and Compensation Committee has entered into a transaction, or series of similar transactions, in which they will have a direct or indirect material interest adverse to the Company. No interlocking relationships exist between any member of the Board or Leadership and Compensation Committee and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

Required Vote

Each stockholder voting in the election of directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the stockholder's shares are entitled. Alternatively, a stockholder may distribute the stockholder's votes on the same principle among as many candidates as the stockholder would like, provided that votes cannot be cast for more than nine (9) candidates. However, no stockholder shall be entitled to cumulate votes for a candidate unless such candidate has been properly nominated in accordance with the Company's Bylaws and a proxy card has been submitted to the Company in accordance with this Proxy Statement. The proxy holders may exercise discretionary authority to cumulate votes and to allocate such votes among management's nominees in the event that additional persons are nominated at the Annual Meeting for election of directors.

Directors are elected by a majority of votes cast unless the election is contested, in which case directors are elected by a plurality of votes cast. A majority of votes cast means that the number of shares voted "for" a director exceeds the number of votes cast "against" the director. If an incumbent director in an uncontested election does not receive a majority of votes cast for his or her election, the director is required to submit a letter of resignation to the Board of Directors for consideration by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee will recommend to the Board whether to accept or reject the tendered resignation, and the Board will act on the committee's recommendation.

THE BOARD RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES LISTED ABOVE.

PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to audit the financial statements of the Company for the fiscal year ending March 31, 2012. The Board recommends that stockholders vote for ratification of such appointment. In the event of a vote against such ratification, the Board of Directors will reconsider its selection. A representative of PricewaterhouseCoopers LLP is expected to be available at the Annual Meeting with the opportunity to make a statement if such representative desires to do so, and is expected to be available to respond to appropriate questions. The affirmative vote of a majority of the total number of shares entitled to vote at the Annual Meeting is required to ratify the appointment of PricewaterhouseCoopers LLP.

THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MARCH 31, 2012.

PROPOSAL THREE
ADVISORY VOTE ON EXECUTIVE COMPENSATION

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, enables our stockholders to vote to approve, on an advisory or non-binding basis, the compensation of our named executive officers as disclosed in accordance with the SEC's compensation disclosure rules in the "Compensation Discussion & Analysis" section of this Proxy statement and the compensation tables thereafter. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of our named executive officers and the philosophy, policies and practices underlying our executive compensation program.

The say-on-pay vote is advisory, and therefore not binding on the Company, the Leadership and Compensation Committee or our Board of Directors. The say-on-pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which the Leadership and Compensation Committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our Board of

Directors and our Leadership and Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this Proxy Statement, we will communicate directly with stockholders to better understand the concerns that influenced the vote, consider our stockholders' concerns and the Leadership and Compensation Committee will evaluate whether any actions are necessary to address those concerns.

As discussed in the Compensation Discussion & Analysis below, the Leadership and Compensation Committee and the Board of Directors believes that our current executive compensation program directly links executive compensation to our Company's performance and effectively aligns the interests of our executive officers with those of our stockholders. We urge our stockholders to read the Compensation Discussion & Analysis which describes our executive compensation program in detail, including our executive compensation philosophy and program objectives, and the Fiscal 2011 compensation of our executive officers. Following is a summary of the key aspects of our Fiscal 2011 executive compensation program:

- Except for the base salary increases provided to Mr. Gacek (to reflect his assumption of additional responsibilities in connection with his dual role of Chief Operating Officer and Chief Financial Officer) and to Ms. Breard (in connection with her promotion to Chief Financial Officer), none of our executive officers received a base salary increase in Fiscal 2011.
- We paid no bonuses to our executive officers for Fiscal 2011 as the Company's financial performance for Fiscal 2011 was below the pre-established target performance levels established for purposes of funding our executive bonus plan.
- We granted restricted stock unit awards to our executive officers that are intended to link their interests with those of our stockholders. Although we targeted the median grant date value of equity awards granted to executives holding comparable positions at our peer companies for our Fiscal 2011 equity awards, the grant date value of our actual Fiscal 2011 equity awards was substantially below that market median grant date value which was a reflection of our depressed stock price at the time of the awards.
- We adopted stock ownership guidelines for our CEO and for our non-employee directors. Under these guidelines, our CEO is to own shares with a market value at least three times his annual base salary and our non-employee directors are to own shares with a market value at least three times their annual retainer.
- Our executive officers are eligible to receive payments and benefits only in the event of a change of control of the Company and a qualifying termination of employment (a "double-trigger" arrangement). Effective with the beginning of Fiscal 2012, we amended the change of control agreements for our executive officers, including our CEO, to reduce the amount to be paid in connection with a change of control of the Company and to eliminate the payment of a tax gross-up to offset any excise tax incurred as a result of any payment under the agreements.
- Except for a nominal financial counseling and tax return preparation benefit and a non-qualified deferred compensation plan, we do not provide any perquisites or other personal benefits to our executive officers.
- We reduced our annual burn rate from 6.39% for Fiscal 2010 to 4.00% for Fiscal 2011 and we reduced our three-year average burn rate from 5.15% at the end of Fiscal 2010 to 4.81% at the end of Fiscal 2011 (which was well below the three-year average burn cap of 5.84% established by Institutional Shareholder Services Inc. ("ISS") for our industry group). (See "Establishment of Stock Pool for Equity Awards" in the Compensation Discussion and Analysis for the definition of "burn rate.")
- We reduced our total overhang from 23.71% at the end of Fiscal 2010 to 18.02% at the end of Fiscal 2011. (See "Establishment of Stock Pool for Equity Awards" in the Compensation Discussion and Analysis for the definition of "overhang.")
- In Fiscal 2011, the Leadership and Compensation Committee reviewed our compensation programs and determined that they do not to create inappropriate or excessive risk that is likely to have a material adverse effect on the Company.

WE BELIEVE THAT THE INFORMATION PROVIDED ABOVE AND WITHIN THE COMPENSATION DISCUSSION & ANALYSIS SECTION, AND THE COMPENSATION TABLES AND NARRATIVE DISCUSSION FOLLOWING THE COMPENSATION TABLES, OF THIS PROXY STATEMENT DEMONSTRATES THAT OUR EXECUTIVE COMPENSATION PROGRAM IS DESIGNED APPROPRIATELY, IS PERFORMANCE-BASED AND IS WORKING TO ENSURE THAT THE INTERESTS OF OUR EXECUTIVE OFFICERS ARE ALIGNED WITH THE INTERESTS OF OUR STOCKHOLDERS TO SUPPORT LONG-TERM VALUE CREATION. ACCORDINGLY, WE ASK OUR STOCKHOLDERS TO VOTE "FOR" THE FOLLOWING RESOLUTION AT THE ANNUAL MEETING:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and narrative discussion following such compensation tables, and the other related disclosure."

The affirmative vote of a majority of the total number of shares entitled to vote at the Annual Meeting is required for advisory approval of this proposal.

PROPOSAL FOUR
ADVISORY VOTE ON THE FREQUENCY OF THE ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Act also enables our stockholders to indicate, at least once every six years, how frequently we should seek an advisory (non-binding) vote on the compensation of our named executive officers, as disclosed pursuant to the SEC's compensation disclosure rules, such as Proposal Three of this Proxy Statement. By voting on this Proposal Four, stockholders may indicate whether they would prefer an advisory vote on named executive officer compensation once every one, two, or three years, or if they prefer, they may abstain from casting a vote. Stockholders are not voting to approve or disapprove our Board of Director's recommendation.

We have determined and believe that an advisory vote on executive compensation that occurs every year is the most appropriate alternative for the Company and our stockholders and therefore our Board of Directors recommends that you vote for an annual advisory vote on executive compensation. In determining to recommend an annual advisory vote, the Board of Directors concluded that an annual vote will allow our stockholders the opportunity to provide timely, direct input regarding our overall compensation philosophy, policies and practices as disclosed in the proxy statement each year.

The Company recognizes that our stockholders may have different views as to the most appropriate frequency for conducting the advisory vote and we look forward to hearing from our stockholders as to their preferences on the frequency of the advisory vote.

This vote is advisory and is not binding on the Company or our Board of Directors. However, the Board of Directors will take into account the outcome of the vote when considering the frequency of future advisory votes on executive compensation. The Board of Directors may decide that it is in the best interests of our stockholders and the Company to conduct future advisory votes less frequently than annually. A plurality of the votes cast on this proposal is required for advisory approval of this proposal, which means that the choice of frequency that receives the highest votes will be considered the advisory vote of our stockholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS AN ANNUAL VOTE AS THE FREQUENCY WITH WHICH STOCKHOLDERS ARE PROVIDED AN ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION. THE OPTION RECEIVING THE GREATEST NUMBER OF VOTES (EVERY ONE, TWO OR THREE YEARS) WILL BE CONSIDERED THE FREQUENCY SELECTED BY STOCKHOLDERS.

COMPENSATION DISCUSSION & ANALYSIS

This Compensation Discussion and Analysis ("CD&A") describes the overall philosophy and material elements of compensation provided to the executive officers of the Company who served as our principal executive officer and principal financial officer during Fiscal 2011, as well as to the three executive officers who were the next most highly-compensated executive officers as of the end of Fiscal 2011. These individuals are:

- Richard E. Belluzzo, our Chairman of the Board of Directors and Chief Executive Officer (our "CEO");
- Jon W. Gacek, our President and Chief Operating Officer (and who also served as Chief Financial Officer for a part of the fiscal year) (our "COO");
- Linda M. Breard, our Chief Financial Officer (our "CFO");
- William C. Britts, our Executive Vice President, Sales, Marketing & Service;
- Shawn D. Hall, our Senior Vice President, General Counsel and Secretary; and
- Barbara L. Barrett, our Senior Vice President, Human Resources.

These executive officers were our named executive officers for Fiscal 2011.

Changes in Executive Officers

Effective April 1, 2011, the first day of Fiscal 2012, we made several changes to our senior management team. These changes are as follows:

- Mr. Belluzzo stepped down as our CEO and was appointed to the newly created position of Executive Chairman of the Board of Directors;
- Mr. Gacek was appointed our CEO;
- Janae S. Lee, our Senior Vice President, Filesystem and Archive Products, was elected an executive officer;
- Rob S. Clark, our Senior Vice President, Disk and Tape Product Group, was elected an executive officer; and
- Barbara L. Barrett, our Senior Vice President, Human Resources, is no longer an executive officer.

New Compensation Arrangements for Mr. Belluzzo and Mr. Gacek

Our Board of Directors approved the following compensation arrangements for Mr. Belluzzo and Mr. Gacek in their new roles:

Mr. Belluzzo

Mr. Belluzzo will serve in his new role through August 15, 2012. The primary objective for Mr. Belluzzo in his new role is to ensure a smooth and successful transition to Mr. Gacek as incoming CEO. Mr. Belluzzo will be paid an annual base salary of $350,000 and was provided a one-time cash bonus award of $450,000 in recognition of his past service to the Company. Mr. Belluzzo's outstanding unvested restricted stock units that were scheduled to vest in July, 2013 will now vest ratably each month beginning on June 1, 2011 and continuing through July 1, 2012.

Mr. Gacek

In his role as CEO, Mr. Gacek will be paid an annual base salary of $585,000 and his target annual bonus award opportunity was increased from 70% of base salary to 100% of base salary, which is the same bonus target Mr. Belluzzo had as CEO. Mr. Gacek was granted (i) an option to purchase 1.3 million shares of our common stock at a price equal to the fair market value of our stock on the grant date and (ii) 300,000 restricted stock units. The stock options will vest over four years and the restricted stock units will vest over three years. Mr. Gacek will not be eligible for another equity award until 2013.

Executive Summary of Fiscal 2011

We are the leading global storage company specializing in backup, recovery and archive. Combining focused expertise, customer-driven innovation, and platform independence, we provide a comprehensive, integrated range of disk, tape and software solutions.

At the beginning of Fiscal 2011, we established goals for the year that we believed would position us for stronger performance in Fiscal 2011 through revenue growth from newer products as well as increasing our engagement with channel partners. Our specific goals for Fiscal 2011 were:

- To increase revenue from disk systems and software solutions;
- To gain share in the open systems automation market; and
- To deliver new technology in order to extend our ability to grow.

Our financial highlights for Fiscal 2011 were as follows:

- Total revenue for the year was largely flat from Fiscal 2010 ($672 million compared to $681 million). The decrease in revenue was primarily due to expected reductions in OEM revenue.
- Branded revenue, which represented 79% of total non-royalty revenue for the year, grew 5% for the year. Branded disk systems and software revenue, which grew significantly, was a key contributor to this year-over-year growth. Although branded tape automation revenue was down slightly for the year, this decline was less than that of the market.
- GAAP gross margin rate was 42.1% up from 41.1% in Fiscal 2010.
- GAAP net income for Fiscal 2011 was $5 million, or 2 cents per basic share, compared to net income of $17 million, or 8 cents per share, in the prior year.
- We paid down $82 million of senior debt during the year.

Our business/product highlights for Fiscal 2011 were as follows:

- We introduced a new enterprise tape library, the Scalar i6000.
- We released the DXi4500 family of turnkey disk appliances.
- We introduced a new deduplication and replication appliance, the DXi6700.
- We introduced a new high-performance backup and deduplication system, the DXi8500.
- We released the DXi 2.0 software platform for our mid-range DXi®-Series disk backup and deduplication solutions.

Highlights of Fiscal 2011 Executive Compensation

Following are the highlights of the compensation actions taken in Fiscal 2011:

Base Salaries

- Except for base salary increases provided to Mr. Gacek to reflect his assumption of additional responsibilities in connection with his dual role of Chief Operating Officer and Chief Financial Officer and to Ms. Breard (in connection with her promotion to Chief Financial Officer), none of our executive officers received a base salary increase in Fiscal 2011.

Bonus Awards

- For Fiscal 2011, we failed to achieve our pre-established annual performance target under the annual bonus plan for executive officers. Consequently, there were no bonus awards paid to any of our executive officers for Fiscal 2011 based on the bonus plan's funding formula.

Equity Awards

- In Fiscal 2011, we granted equity awards to each of our executive officers that are intended to link their interests with those of our stockholders. The amount of these equity awards were based on both individual performance and on a comparison with the competitive market for annual equity awards for comparable executive positions. Because we fell short of achieving our financial performance targets for Fiscal 2011, which resulted in a lower than expected stock price, the economic value of these equity awards to our executive officers on the date of grant was well below the competitive market in each case.

Other Actions

- We adopted stock ownership guidelines for our CEO and for our non-employee directors. For our CEO, the ownership guideline is three times annual base salary and for our non-employee directors the ownership guideline is three times annual retainer.
- We amended the change of control agreements for our executive officers to: (i) reduce the protection period following a change of control from 18 months to 12 months; (ii) reduce the multiple of base salary and bonus award provided in the event of a change of control (from 3x to 2x for our CEO and from 2x to 1.5x for our other executive officers); and (iii) eliminated the payment of a tax gross-up to offset any excise tax incurred as a result of any payment under the change of control agreements.
- We reduced our annual burn rate from 6.39% for Fiscal 2010 to 4.00% for Fiscal 2011 and we reduced our 3-year average burn rate from 5.15% at the end of Fiscal 2010 to 4.81% at the end of Fiscal 2011 (which was well below the ISS three-year average burn cap of 5.84% for our industry group). We also reduced our total overhang from 23.71% at the end Fiscal 2010 to 18.02% at the end of Fiscal 2011. (See "Establishment of Stock Pool for Equity Awards" below for the definitions of "burn rate" and "overhang.")

The Summary Compensation Table which follows this CD&A details the compensation actually paid to our executive officers during Fiscal 2011. The equity awards included in the Summary Compensation Table are the equity awards granted in Fiscal 2011 and relate to Company and individual performance during Fiscal 2010. (The equity awards related to Fiscal 2011 performance will not be determined until after the completion and filing of this Proxy Statement and will be reported and discussed in the Fiscal 2012 proxy statement.) The bonus awards included in the Summary Compensation Table are the bonus awards actually paid in Fiscal 2011 and relate to Company and individual performance during Fiscal 2010. As noted above, there were no bonus awards paid with respect to Fiscal 2011 performance.

Compensation Philosophy

Pay for Performance Compensation Philosophy and Objectives

The Leadership and Compensation Committee of the Board of Directors (the "Committee") believes that our executive compensation program should facilitate achievement of the Company's short-term and long-term business objectives. To this end, the Committee aims to attract, motivate and retain the most qualified executive talent to accomplish these objectives. The Committee believes in an overarching pay-for-performance philosophy under which the design of the executive compensation program, and the compensation levels provided to our executive officers under the executive compensation program, should be heavily connected to overall Company and individual performance.

Our executive compensation program is designed to offer target cash and equity compensation opportunities at market-competitive levels (established by the Committee as the market median) and to reward superior Company and individual performance with above-market compensation. Company performance, as measured by pre-established corporate performance metrics and share price, together with individual performance, as measured through the Company's annual performance evaluation process, greatly affect annual and long-term compensation levels. Actual annual executive compensation is expected to be below the market median if the Company and/or the executive officer do not achieve the designated performance objectives, as has been the case in recent years. The Committee believes that this program aligns the interests of our executive officers with those of our stockholders in promoting the creation of long-term stockholder value.

Process for Determining Executive Compensation

Role of the Leadership and Compensation Committee – The Committee oversees and approves all compensation and benefit arrangements for our executive officers. In the case of the compensation of our CEO, the Committee, together with the other independent members of the Board of Directors, reviews and approves his compensation. A substantial portion of the

Committee's work involves an annual review of our executive compensation program, determining total compensation levels for our executive officers and evaluating Company and individual executive officer performance. The Committee considers a variety of factors when determining our executive compensation program and total compensation levels. These factors include the recommendations of our CEO, CFO and Senior Vice President, Human Resources, the recommendations of the Committee's compensation consultant, and the results of competitive studies and analyses prepared by the Committee's compensation consultant and those prepared by management.

Role of Compensation Consultant – During Fiscal 2011, the Committee engaged Compensia, Inc., a national executive compensation consulting firm (the "Consultant"), to provide analysis of the market competitiveness of our executive compensation program, against both the Company's peer group and the broader high-technology market, advice regarding current trends and developments in executive compensation and specific executive compensation program design and individual executive compensation recommendations, including advice with respect to Fiscal 2011 base salary adjustments, bonus awards and equity awards for the executive officers. The Consultant serves at the discretion of the Committee and provides services only to the Committee. The Consultant regularly meets with the Committee both with and without management present.

Role of Management – Our CEO, CFO and Senior Vice President, Human Resources provide recommendations to the Committee on various executive compensation matters, including target compensation levels, compensation program design, annual corporate performance metrics and target levels and evaluations of corporate and executive officer performance. Management also provides the Committee with competitive market data from various national survey sources to supplement the market data provided by the Consultant. In addition, as discussed below, our CEO makes individual compensation recommendations to the Committee for our executive officers. While the Committee considers all recommendations made by management, ultimate authority for all compensation decisions regarding our executive officers, other than our CEO, rests with the Committee and, in the case of our CEO, rests with the Committee together with the other independent members of the Board of Directors. Certain members of management, including our CEO, our CFO, our Senior Vice President, General Counsel and our Senior Vice President, Human Resources, attend Committee meetings and participate in the Committee's discussions and deliberations. However, these individuals are not present when the Committee discusses and determines their compensation. The Committee also may meet without any members of management present at any time.

Competitive Positioning – The Committee considers the compensation market data provided by the Consultant and management. This includes data from the Company's peer group and from the Radford Global Technology Survey of similarly sized high-technology companies ($500 million to $999.9 million in annual revenue) to determine market-competitive compensation levels (i.e., the market median).

For Fiscal 2011, the Committee developed, with the assistance of the Consultant, a peer group of 18 technology companies (the "Peer Group"). In recommending the specific companies to include in the Peer Group, the Consultant used the following selection criteria:

- Technology hardware and equipment companies;
- Inclusion of smaller, high-growth companies in the Company's area of focus (high-technology storage solutions); and
- Comparability to the Company in terms of revenue, market capitalization and number of employees.

Based on the above criteria, the Consultant recommended, and the Committee approved, the following Peer Group for Fiscal 2011:

Company	Annual Revenue ($ in millions)	Market Capitalization ($ in millions)	Employees
3PAR, Inc.	**$186.2**	**$765.9**	**614**
Avid Technology Inc.	**$726.0**	**$560.4**	**2,350**
Avocent Corporation	**$611.3**	**$1,102.1**	**1,099**
Black Box Corporation	**$992.2**	**$473.3**	**4,542**
Brocade Communications Systems, Inc.	**$1,829.7**	**$4,008.0**	**3,866**
Checkpoint Systems, Inc.	**$812.1**	**$733.6**	**3,878**
CommVault Systems, Inc.	**$239.8**	**$910.7**	**1,070**
Compellent Technologies, Inc.	**$108.4**	**$618.6**	**290**
Emulex Corp.	**$378.2**	**$991.7**	**768**
F5 Networks, Inc.	**$649.2**	**$3,431.0**	**1,694**

Hutchison Technology Incorporated	**$469.1**	**$180.2**	**4,591**
Imation Corp.	**$1,930.8**	**$367.7**	**1,270**
Integrated Device Technology, Inc.	**$591.0**	**$1,094.4**	**2,112**
Isilon Systems, Inc.	**$118.0**	**$451.8**	**394**
LSI Corporation	**$2,327.2**	**$3,748.5**	**5,357**
Plantronics, Inc.	**$706.6**	**$1,315.1**	**3,600**
Qlogic Corporation	**$588.2**	**$2,208.5**	**1,031**
Silicon Graphics International Corp.	**$206.6**	**$211.5**	**318**
Quantum	**$747.5**	**$311.5**	**1,870**

In conducting its annual review of our Peer Group, the Consultant recommended that the Committee remove four companies from the Fiscal 2010 Peer Group based on revenue size. These companies were Adaptec, Inc., Datalink Corp., Dot Hill Systems Corp. (each of which is significantly smaller than the Company based on revenue) and NetApp, Inc. (which is significantly larger than the Company based on revenue). The Committee concluded that the above Peer Group of 18 companies was sufficient for competitive executive compensation purposes and therefore determined not to replace the four companies who were removed due to revenue size.

Performance Evaluation Process

We believe strongly in maintaining a compensation program that reflects a "pay-for-performance" philosophy. Accordingly, we have established and follow a formal annual performance review and evaluation process under which the individual performance of our executive officers is reviewed by our CEO with the Committee. Under this process, which typically occurs in June of each year, our CEO conducts and prepares written performance evaluations for each of our executive officers detailing their performance for the prior fiscal year. Each executive officer is evaluated by our CEO based on demonstrated leadership skills, individual contributions to the success of the Company during the fiscal year and results against any pre-established annual performance objectives. Based on this evaluation, each executive officer is assigned a performance evaluation rating by our CEO. Upon the completion of the written performance evaluations and the assignment of a rating, our CEO meets with the Committee to review and discuss these performance evaluations and his rationale for the assigned performance ratings.

Executive Compensation Review and Approval Process

As part of the annual performance review and evaluation process, our CEO presents compensation recommendations for our executive officers to the Committee, including base salary adjustments, bonus awards and equity awards. In making these recommendations, our CEO takes into account the following factors:

- The median compensation levels from the Peer Group and the Radford Global Technology Survey for each element of direct compensation (i.e., salary, bonus and equity awards) for each of our executive officers;
- The annual performance of each executive officer based on his assessment of his or her contributions to our overall performance, including the ability of the executive officer to successfully lead his or her functional organization and to work effectively across the entire organization;
- The scope of each executive officer's role and the assumption of any additional duties and responsibilities by the executive officer during the fiscal year;
- Internal compensation equity among our executive officers;
- Our performance against the performance goals and objectives established by the Committee and the Board of Directors for the fiscal year; and
- Our performance for the fiscal year against the Peer Group;

In making his compensation recommendations to the Committee, our CEO considers each of the above factors and no single factor is determinative.

Through the performance evaluation and compensation review process, the Committee reviews the written performance evaluations, discusses the individual performance of each executive officer, reviews the compensation recommendations of our CEO and approves the compensation for our executive officers. With respect to the performance evaluation and compensation review process for our CEO, the Committee and the other independent members of the Board of Directors conduct a similar review of our CEO's performance against his pre-established objectives for the fiscal year and determines our CEO's compensation for the fiscal year.

Elements of Compensation

Consistent with our compensation philosophy and objectives, the Committee provides a mix of compensation elements that emphasizes annual cash incentives and long-term equity incentives. To that end, our executive compensation program consists of base salary, an annual bonus, equity awards, and perquisites and other benefits.

Base Salary

Overview

The Committee believes that it is necessary to provide base salaries to enable us to secure the services of key executive talent. The base salaries of our executive officers are typically reviewed annually and are adjusted in accordance with individual performance and competitive practice. In addition, base salaries may be adjusted in the case of promotions. As in previous years, the Committee continues to generally position the base salaries of our executive officers at approximately the median of the competitive market.

Base Salary Adjustments Made in Fiscal 2011

Executive Officer	Title	Fiscal 2010 Salary	Salary Increase %	Fiscal 2011 Salary
Richard Belluzzo	**CEO**	**$700,000**	**0%**	**$700,000**
Jon Gacek	**President & COO**	**$394,024**	**6.6%**	**$420,024**
Linda Breard	**CFO**	**$250,080**	**30.0%**	**$325,000**
William Britts	**EVP, Sales, Marketing & Service**	**$350,004**	**0%**	**$350,000**
Shawn Hall	**SVP, General Counsel**	**$290,108**	**0%**	**$290,108**
Barbara Barrett	**SVP, Human Resources**	**$248,004**	**0%**	**$248,004**

In reviewing the base salary of our CEO in Fiscal 2011, the Committee, together with the other independent members of the Board of Directors, compared his base salary against the median base salaries of the CEOs in our Peer Group. This review showed our CEO's base salary to be above the market median. After considering the market review and Company and individual performance for Fiscal 2010, the Committee, together with the other independent members of the Board of Directors, determined not to increase our CEO's base salary for Fiscal 2011.

In reviewing the base salaries of the remaining executive officers in Fiscal 2011, our CEO and the Committee compared the base salaries against the median base salaries for comparable positions in the Radford Global Technology Survey for similarly-sized high-technology companies. This review showed the base salaries for our executive officers, other than for Mr. Gacek and Ms. Breard, to be at or near the market median. After considering the market review, as well as each of the other factors noted above for reviewing executive officer compensation, our CEO recommended, and the Committee approved, increasing the base salaries for Mr. Gacek and Ms. Breard and providing no adjustments to the base salaries of the remaining executive officers.

Mr. Gacek's base salary was increased by $26,000 to position his base salary at closer to the market median of the base salaries for executives holding the dual positions of Chief Operating Officer and Chief Financial Officer. Ms. Breard's base salary was increased by a total of $74,920 during Fiscal 2011 to first position her salary at closer to the market median of base salaries for executives holding senior financial positions and second to reflect her subsequent promotion to Chief Financial Officer. Ms. Breard's resulting base salary positions her slightly below the market median for Chief Financial Officers. The decision not to adjust the base salaries of the remaining executive officers for Fiscal 2011 was based primarily on the positioning of their current base salaries against the market which were at or slightly below the market median.

Annual Bonus Plan

Overview of Annual Bonus Plan

Our executive officers are eligible to earn annual bonuses under the Company's Executive Officer Incentive Plan (the "Executive Officer Incentive Plan"). The Executive Officer Incentive Plan is intended to provide competitive annual incentive compensation opportunities to our executive officers while supporting our pay-for-performance philosophy. The Executive

Officer Incentive Plan supports this philosophy by tying annual cash incentive compensation levels to both corporate and individual performance.

The Executive Officer Incentive Plan provides for the funding of a bonus pool based upon the achievement of one or more pre-established financial or business performance objectives. If the bonus pool is funded, our executive officers are eligible to receive discretionary bonus awards based on a combination of the level of bonus plan funding, their individual target annual bonus award opportunity and their individual performance for the fiscal year.

Target Annual Bonus Award Opportunity

Each executive officer has a target annual bonus award opportunity under the Executive Officer Incentive Plan that is expressed as a percentage of his or her base salary. Target annual bonus award opportunities are reviewed as part of our annual compensation review process and are adjusted in accordance with competitive practice.

Executive Officer	Title	Fiscal 2010 Target	Fiscal 2011 Target
Richard Belluzzo	**CEO**	**100%**	**100%**
Jon Gacek	**President & COO**	**70%**	**70%**
Linda Breard	**CFO**	**35%**	**50%**
William Britts	**EVP, Sales, Marketing & Service**	**70%**	**70%**
Shawn Hall	**SVP, General Counsel**	**50%**	**50%**
Barbara Barrett	**SVP, Human Resources**	**40%**	**40%**

For Fiscal 2011, the Committee increased the target annual bonus award opportunity for Ms. Breard to 50% from 35% to reflect her promotion to Chief Financial Officer. Ms. Breard's new target annual bonus opportunity better aligns her bonus opportunity internally with our other executive officers as well as with the market median target annual bonus opportunity for Chief Financial Officers.

Although each executive officer has an annual bonus target, bonus awards for our executive officers under the Executive Officer Incentive Plan may be above or below the established target annual bonus award opportunities, as determined by the Committee, depending on actual Company and individual performance.

Annual Bonus Plan Performance Metric and Target for Fiscal 2011

For Fiscal 2011, the Committee approved the use of Non-GAAP operating income as the Company performance metric for the Executive Officer Incentive Plan. The Committee continues to believe that Non-GAAP operating income is an appropriate measure of our financial performance as it reflects the level of growth resulting from the successful execution of our annual operating plan consistent with producing an appropriate return for our stockholders and satisfying our obligations to our debt holders. For purposes of the Fiscal 2011 Executive Officer Incentive Plan, "Non-GAAP operating income" is defined as operating income minus restructuring charges, amortization of intangibles, and stock-based compensation charges.

The Executive Officer Incentive Plan provides for funding of a bonus pool for annual awards based upon the achievement of a pre-established annual Non-GAAP operating income performance target. The annual non-GAAP operating income performance target for Fiscal 2011 was set at the beginning of Fiscal 2011 in conjunction with the approval of our annual operating plan. The annual operating plan is considered and discussed extensively by our Board of Directors and senior management before it is approved by the Board of Directors. The annual Non-GAAP operating income performance target for Fiscal 2011 was set at $105 million and represented a significant increase over the Fiscal 2010 Non-GAAP operating income performance target of $86 million. The Board of Directors believed that the achievement of this target level of Company performance would require a high level of performance by our CEO and executive officers.

Funding of Bonus Plan for Fiscal 2011

The Committee determined that if the Fiscal 2011 Non-GAAP operating income performance target was achieved, a bonus pool of $8.0M would be established, with such bonus pool to fund both the Executive Officer Incentive Plan and the Quantum Incentive Plan ("QIP"). The QIP is the annual bonus plan for the Company's non-executive vice presidents and other eligible non-commissioned employees. The Committee determined that the minimum level of Company performance that would be required to begin funding the bonus pool would be 80% of the annual operating income performance target. At 80% of the operating income performance target (which was equal to $84 million), a bonus pool of $2.0 million would be established. For performance below 80% of the operating income performance target the Committee determined that there would be no funding of the bonus pool.

Payment of Bonus Awards for Fiscal 2011

Provided a bonus pool is funded for the Executive Officer Annual Incentive Plan by the Committee, our CEO makes recommendations for bonus awards for our executive officers, other than himself, based on the individual bonus targets for our executive officers as well as on his assessment of their individual performance for the fiscal year. The Committee ultimately approves all bonus awards to our executive officers under the Executive Officer Incentive Plan and is not bound by the recommendations of our CEO. The Committee, together with the other independent members of the Board of Directors, determines the bonus award, if any, payable to our CEO from the funded bonus pool.

Following the completion of Fiscal 2011, the Committee compared our actual Non-GAAP operating income results to the annual performance target. Because our actual Non-GAAP operating income results for Fiscal 2011 of $67 million fell short of the minimum performance level of 80% of the Non-GAAP operating income performance target ($84 million) needed to begin funding the bonus pool, the Committee concluded that no bonus pool would be funded for Fiscal 2011 which resulted in no bonus awards to our executive officers under the Executive Officer Incentive Plan for Fiscal 2011.

Equity Awards

Overview of Equity Award Program

Historically, the cash compensation of our executive officers has been supplemented with long-term equity awards under the Company's 1993 Long-Term Incentive Plan (the "1993 Stock Plan") that tie their overall compensation to the performance of our common stock. Equity awards are granted to our executive officers to (i) provide at-risk equity compensation consistent with our pay-for-performance philosophy and (ii) align the interests of our executive officers with those of our stockholders by providing them with significant equity stakes in the Company. The Committee determines, on a discretionary basis, whether an equity award should be granted and the number of shares of our common stock subject to the equity award.

Establishment of Stock Pool for Equity Awards

Each fiscal year, as part of the development and approval of the Company's annual compensation program, the Committee establishes a stock pool for the purpose of granting annual equity awards to our executive officers and other eligible employees. In establishing the size of the overall stock pool, the Committee considers a number of factors, including (i) market data regarding the size of competitive equity pools, (ii) market data regarding the competitive size and value of equity awards provided to similar executive officers and other employees, (iii) the resulting impact the stock pool would have on our annual and three-year average burn rates, (iv) the impact of the equity awards to be granted during the fiscal year, when combined with the outstanding equity awards, on our overhang and stockholder dilution, and (v) the impact of the stock pool on the remaining shares of stock available for grant under the 1993 Stock Plan. For this purpose, "burn rate" is defined as the number of stock options granted during the year plus the number of restricted stock units ("RSUs") granted during the year (with the number of RSUs multiplied by a factor of 1.5) divided by the average number of shares outstanding during the year and "overhang" is defined as the number of outstanding stock options at the end of the year plus the number of outstanding unvested RSUs at the end of the year plus the number of shares remaining for grants at the end of the year divided by the total number of shares outstanding at the end of the year.

Allocation of Stock Pool

Once the size of the overall stock pool is established, the Committee approves the allocation of a portion of the stock pool to be used to grant equity awards to our executive officers as a group. The determination of the allocation of the pool for these equity awards is based on the Committee's analysis and assessment of competitive market practices about equity awards, including the percentage of shares and total equity value typically reserved for and actually granted to similar executive officers.

Form of Annual Equity Awards

Historically, the Company granted equity awards primarily in the form of stock options because the Committee believes that stock options are an appropriate vehicle for providing our executive officers with the incentive to increase the Company's share price, and are consistent with the Committee's pay-for-performance philosophy. However, several years ago, the

Committee undertook an initiative to reduce the dilution, burn rate and overhang resulting from the use of equity awards and began granting equity awards in the form of RSUs since RSUs require fewer shares of common stock to provide comparable equity value. In keeping with that initiative, the Committee has continued to grant equity awards in recent years in the form of RSUs. Additionally, unlike stock options, RSUs have financial value regardless of stock price and therefore serve as a valuable vehicle for retention purposes. The ultimate value of both types of awards is directly related to the value of our common stock and both types of awards incent executive officers to achieve the Company's goals and targets. The Committee believes this strategy serves the dual function of retaining executive officers and rewarding them for performance, and that it also aligns the interests of our executive officers with those of its stockholders. In Fiscal 2011, the Committee continued that philosophy and determined that the equity awards to be granted to our executive officers would be made entirely in the form of RSUs.

Size of Annual Equity Awards

In determining the size of the annual equity awards to be granted to our executive officers, the Committee does not establish specific target equity award levels for them. Instead, our CEO recommends, and the Committee reviews and approves, annual equity award grant guidelines for each level of executive officer position and performance rating category. The equity award grant guidelines are established based on the number of shares available from the stock pool for equity awards to our executive officers. Using these annual equity award grant guidelines, our CEO makes specific recommendations to the Committee regarding the size of the equity award to be granted to each of our executive officers. The recommendations of our CEO as to the size of the equity award for each individual executive officer may vary within the established guidelines based on the following factors: (i) the grant date value of equity awards granted to similar executive officers as reported in the Radford Global Technology Survey for technology companies of similar size; (ii) individual performance of each executive officer for the prior fiscal year; (iii) internal consistency and comparability in terms of the size of the grants among the executive officers and (iv) the current outstanding equity awards held individually by each of the executive officers. Although our philosophy is to target the market median equity grant date value for our annual equity award grants, when making equity award grants to our executive officers, the value of the resulting equity awards may be above or below the market median grant value depending upon the number of shares available for equity grants, the value of those shares at the time of grant and the individual performance of our executive officers.

The Committee reviews the recommendations of our CEO, including the application of the aforementioned factors to each of our executive officers and ultimately approves the equity awards for the executive officers. The Committee, together with the other independent members of the Board of Directors applies the same factors in determining the size and form of the equity award for our CEO.

Annual Equity Award Grant Stock Pool for Fiscal 2011

For the Fiscal 2011 annual equity awards, the Committee approved a total stock pool of 6 million shares of our common stock to be granted in the form of RSUs. Of that pool, the Committee allocated 2.3 million shares for equity awards to our executive officers and our non-executive vice presidents. The Committee determined that the overall pool of shares, and the portion to be allocated for granting equity awards to our executive officers and non-executive vice presidents, was appropriate to assist the Company in (i) granting market-competitive equity awards, (ii) granting equity awards sufficient in size to enable the Company to retain its key management talent, (iii) granting equity awards in the form of RSUs to continue its philosophy of aligning the interests of our executive officers with those of our stockholders, and (iv) granting equity awards to incent our executive officers to improve Company performance and increase the Company's stock price. In determining the size of the stock pool, the Committee considered the resulting annual and three-year average burn rates to be a significant factor. Based on a stock pool of 6 million shares, the Committee projected the annual burn rate for Fiscal 2011 to be approximately 4.00% and the three-year burn rate for the period Fiscal 2009 – Fiscal 2011 to be approximately 4.80%. The Committee concluded that the projected three-year average burn would be well below the 2011 three-year average burn rate cap of 5.84% established by ISS for the Company's industry classification. The Committee also concluded that the projected issued and total overhang for Fiscal 2011 of 12.63% and 18.02%, respectively, would be below the median of the competitive market and the median for our Peer Group.

Fiscal 2011 Annual Equity Award Grants

Using the established equity award guidelines, and the factors established for purposes of determining the size of individual equity awards, the Committee approved the following annual equity awards to the executive officers in Fiscal 2011:

Executive Officer	Title	RSUs Granted	Grant Date Value
Richard Belluzzo	**CEO**	**550,000**	**$1,023,000**
Jon Gacek	**President & COO**	**250,000**	**$ 465,000**
Linda Breard	**CFO**	**100,000**	**$ 186,000**
William Britts	**EVP, Sales, Marketing & Service**	**140,000**	**$ 260,400**
Shawn Hall	**SVP, General Counsel**	**70,000**	**$ 130,200**
Barbara Barrett	**SVP, Human Resources**	**70,000**	**$ 130,200**

For each of the executive officers, including Mr. Belluzzo, the equity awards were positioned within the established equity award grant guidelines based on a combination of the above factors. In each case, the grant date value of the equity awards at the time of grant was well below the competitive median market value based on the Company's stock price at the time of grant.

For the RSUs granted in Fiscal 2011, the Committee imposed a three-year vesting schedule with one-third of the shares underlying the awards vesting each year. The Committee chose this vesting schedule for retention purposes and to provide our executive officers with reasonable equity-based compensation over the next three years should the Company's stock price increase accordingly.

Timing & Pricing of Equity Awards

We do not have an established schedule for the granting of equity awards. Instead, the Committee makes awards from time to time. The Committee has instituted a policy that equity awards, including RSUs and stock option grants, are typically approved either at a regularly scheduled Committee meeting, with the annual schedule of such meetings established prior to the beginning of the fiscal year, or by unanimous written consent on the first business day of each month, or as close as reasonably possible to the first business day of the month. The actual grant date for equity awards under this policy is the later to occur of the first day of the month or the day the last member of the Committee approves in writing the equity award grant.

As required by the 1993 Stock Plan, the exercise price for all stock option grants is set at not less than the closing market price of our common stock on the date of grant.

Perquisites and Other Benefits

Perquisites - We offer Company-paid financial counseling and tax preparation services to all executive officers and non-executive vice presidents. Our executive officers are entitled to receive up to $6,000 in their initial year of participation, and an additional $3,500 per year thereafter to reimburse them for the cost of such services. The Committee considers this expense to be minimal and appropriate given the level of the executive officers' responsibilities. Other than this perquisite and the non-qualified deferred compensation plan discussed below, we do not provide any other perquisites or personal benefits to our executive officers that are not available to all other full time employees.

Employee Stock Purchase Plan - We offer all employees, including our executive officers, the ability to acquire shares of our common stock through a tax-qualified employee stock purchase plan (the "ESPP"). This plan allows employees to purchase shares of our common stock at a 15% discount relative to the market price. The Committee believes that the ESPP is a cost efficient method of encouraging employee stock ownership.

Health and Welfare Benefits - We offer health, welfare, and other benefit programs to substantially all full-time employees. We share the cost of health and welfare benefits with our employees, the cost of which is dependent on the level of coverage an employee elects. The health and welfare benefits offered to our executive officers are identical to those offered to other full time employees.

Qualified Retirement Benefits – All U.S.-based employees, including our executive officers, are eligible to participate in the Company's tax-qualified Section 401(k) Savings Plan. Participants may defer cash compensation up to statutory IRS limits and may receive a discretionary matching Company contribution. The matching contribution for our executive officers is reported in a footnote to the Summary Compensation Table. Participants direct their own investments in the Company's tax-qualified Section 401(k) Savings Plan, which does not include an opportunity to invest in shares of our common stock.

Non-Qualified Deferred Compensation Plan - We maintain a non-tax qualified deferred compensation plan which allows select employees, including all of our executive officers, to contribute a portion of their base salary and annual bonus payouts to an irrevocable trust for the purpose of deferring federal and state income taxes. Participants direct the deemed investment of their deferred accounts among a pre-selected group of investment funds, which does not include shares of our common stock. The deemed investment accounts mirror the investment options available under the Company's Section 401(k) plan. Participants' deferred accounts are credited with interest based on their deemed investment selections. Participants may change their investment elections on a daily basis, the same as they may under the Company's Section 401(k) plan. We do not make employer or matching contributions to the deferred accounts under the non-tax qualified deferred compensation plan. We offer the non-tax qualified deferred compensation plan as a competitive practice to enable us to attract and retain top talent. During Fiscal 2011, none of our executive officers participated in the non-tax qualified deferred compensation plan.

Change of Control Severance Policy, Employment Agreements and Severance Agreements

Change of Control Agreements

We have entered into change of control agreements with our executive officers, whereby in the event of a "change of control" of the Company, which is defined to include, among other things, a merger or sale of all or substantially all of the assets of the Company or a reconstitution of the Board of Directors, and, within 12 months of the change of control, there is an "Involuntary Termination" of such executive officer's employment, then the executive officer is entitled to specified payments and benefits. The agreements define an "Involuntary Termination" to include, among other things, any termination of employment of the executive officer by the Company without "cause" or a significant reduction of the executive officer's duties without his or her express written consent.

Effective through the end of Fiscal 2011, the principal severance benefits for Mr. Belluzzo, as CEO, under his change of control agreement were as follows:

- a lump sum payment equal to 300% of his then established base compensation;
- a lump sum payment equal to 300% of the average of his actual annual bonuses received during the previous two (2) years;
- payment of COBRA premiums for twelve (12) months;
- vesting of any unvested equity-based compensation award then held by him; and
- if applicable, a gross-up payment in the amount of any excise tax incurred by him as a result of the benefits received under the agreement.

Effective through the end of Fiscal 2011, the principal severance benefits for our other executive officers under their change of control agreements were as follows:

- a lump sum payment equal to 200% of the executive officer's then established base compensation;
- a lump sum payment equal to 200% of the average of the executive officer's actual annual bonuses received during the previous two (2) years;
- payment of COBRA premiums for twelve (12) months;
- vesting of any unvested equity-based compensation award then held by the executive officer; and
- if applicable, a gross-up payment in the amount of any excise tax incurred by the executive officer as a result of the benefits received under the agreement.

Effective April 1, 2011 (the first day of Fiscal 2012), we amended our change of control agreements. As amended, the benefits that would be provided to Mr. Gacek, as CEO, in the event of both a change of control of the Company and a qualifying termination of employment would be:

- a lump sum payment equal to 200% of his then established base compensation;
- a lump sum payment equal to 200% of his target annual bonus;
- payment of COBRA premiums for twelve (12) months; and
- vesting of any unvested equity-based compensation award then held by him.

As amended, the benefits that would be provided to Mr. Belluzzo, as Executive Chairman, in the event of both a change of control of the Company and a qualifying termination of employment would be the same as those provided to Mr. Gacek except that the lump sum payment is equal to the base salary he would have earned if he had remained employed through the end of his term as Executive Chairman.

As amended, the benefits that would be provided to our other executive officers in the event of both a change of control of the Company and a qualifying termination of employment would be:

- a lump sum payment equal to 150% of the executive officer's then established base compensation;
- a lump sum payment equal to 150% of the executive officer's target annual bonus;
- payment of COBRA premiums for twelve (12) months; and
- vesting of any unvested equity-based compensation award then held by the executive officer.

In all cases, these benefits are subject to the executive officer's execution of a release of claims in favor of the Company. The purpose of the change of control agreements is to ensure that we will have the continued dedication of our executive officers by providing such individuals with compensation arrangements that are competitive with those of the executives of the companies in our Peer Group, to provide sufficient incentive to the individuals to remain employed with us, to enhance their financial security, as well as protect them against unwarranted termination in the event of a change of control of the Company. The Board of Directors believes that this policy serves the best interests of stockholders because it eliminates management's self-interest considerations during a potential change of control at a cost that is both appropriate and reasonable.

Employment Offer Letters

We entered into offer letters with Mssrs. Belluzzo, Gacek, and Britts at the time of their initial employment by us. These offer letters were entered into in order to secure the services of Mssrs. Belluzzo, Gacek and Britts and provided for initial base salaries, target annual bonus opportunities and stock option and restricted stock unit awards. These offer letters also provided for the payment of severance benefits in the event of a qualifying termination of employment that is not associated with a change of control of the Company.

Under Mr. Belluzzo's original offer letter, which was effective through the end of Fiscal 2011, if he was constructively terminated or involuntarily terminated by the Company other than for cause, and other than in connection with a change of control of the Company, he would have received a payment in the amount of 12 months base salary subject to his execution of a separation agreement and general release. Under the offer letter Mr. Belluzzo executed in connection with his appointment as Executive Chairman, and effective April 1, 2011, and in addition to the compensation arrangements noted earlier, he will receive the base salary he would have earned through the end of his term in the event his employment is terminated other than for cause prior to the end of his term.

Under Mr. Gacek's original offer letter, which was effective through the end of Fiscal 2011, if he was involuntarily terminated, in a context other than a change of control of the Company, he would have received a payment equal to 52 weeks of base salary subject to the execution of a separation agreement and general release. Under the offer letter Mr. Gacek executed in connection with his appointment as CEO, and effective April 1, 2011, and in addition to the compensation arrangements noted earlier, he will be provided a severance benefit of twelve months of base salary and benefits coverage for twelve months in the event his employment is terminated other than for cause, subject to his execution of a separation agreement and general release.

The original offer letter signed by Mr. Britts remains in effect and provides that if Mr. Britts is involuntarily terminated, in a context other than a change of control of the Company, under his offer letter he will receive a payment equal to 52 weeks of base salary subject to the execution of a separation agreement and general release.

The purpose of these offer letters is to ensure that the Company will have the continued dedication of these executive officers by providing sufficient incentive to the individuals to remain with us and to enhance their financial security. The Board of Directors believes that these offer letters serve the best interests of stockholders because they enable us to secure the services of these individuals at a cost that is both appropriate and reasonable.

Stock Ownership Guidelines

During Fiscal 2011, we adopted stock ownership guidelines for our CEO and for our non-employee directors. For our CEO, the stock ownership guidelines require our CEO to acquire and hold shares of our common stock with a value at least equal to three times his annual base salary. For our non-employee directors, the stock ownership guidelines require them to acquire and hold shares of our common stock with a value at least equal to three times the directors' annual retainer. The measurement date for compliance with the stock ownership guidelines is the last day of each fiscal year. The stock ownership guidelines are required to be met by the later of five years from (i) the date the guidelines were adopted or (ii) the date an individual first becomes subject to the guidelines. Although our CEO and non-employee directors still have time to comply with the stock ownership guidelines, each of them met the required ownership threshold as of the last day of Fiscal 2011. While the Committee encourages executive share ownership for our other executive officers, we do not currently require those executive officers to own shares of our stock with a minimum stated value.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code ("Section 162(m)") imposes limitations on the deductibility for federal income tax purposes of remuneration in excess of $1 million paid to certain executive officers in a taxable year. Generally, remuneration in excess of $1 million may only be deducted if it is "performance-based compensation" within the meaning of the Code.

The Executive Officer Incentive Plan allows the Committee to pay compensation that qualifies as performance-based compensation under Section 162(m). While we currently seek to preserve deductibility of compensation paid to our executive officers under Section 162(m), flexibility to provide compensation arrangements necessary to recruit and retain outstanding executives is maintained. In particular, full preservation of tax deductibility may not be possible if non-performance-based RSUs continue to play a significant role in our executive compensation program since such RSUs are not deemed to be performance-based under Section 162(m). With respect to our CEO, $515,109 of the compensation paid to him in Fiscal 2011 was determined to be non-deductible under Section 162(m). With respect to our other executive officers, no portion of their compensation in Fiscal 2011 was determined to be non-deductible under Section 162(m).

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code ("Section 409A") imposes additional significant taxes in the event that an executive officer, director or other service provider receives deferred compensation that does not meet the requirements of Section 409A. Section 409A applies to traditional nonqualified deferred compensation plans, certain severance arrangements, and certain equity awards. As described above, we maintain a non-tax qualified deferred compensation plan, have entered into severance and change of control agreements with our executive officers and grant equity awards. However, to assist in the avoidance of additional tax under Section 409A, we structure our equity awards in a manner intended to comply with or be exempt from the applicable Section 409A requirements. With respect to the non-tax qualified deferred compensation plan and the severance and change of control agreements, we have determined that the plan and such agreements are in compliance with or are exempt from Section 409A.

Accounting Considerations

We follow the applicable accounting rules for our equity-based compensation. The applicable accounting rules require companies to calculate the grant date value of equity-based awards using a variety of assumptions. This calculation is performed for accounting purposes and reported in the compensation tables, even though the equity award recipients may never realize any value from their awards. The applicable accounting rules also require companies to recognize the compensation cost of their equity-based awards in their income statements over the period that a recipient is required to render service in exchange for the equity award.

REPORT OF THE COMPENSATION COMMITTEE[1]

We, the Leadership and Compensation Committee of the Board of Directors, have reviewed and discussed the Compensation Discussion and Analysis ("CD&A") within this Proxy Statement with the management of the Company. Based on such review and discussion, we have recommended to the Board of Directors that the CD&A be included as part of this Proxy Statement.

Submitted by the Leadership and Compensation Committee of the Board of Directors:

Elizabeth A. Fetter, Chair
Joseph A. Marengi
Paul R. Auvil III

EXECUTIVE COMPENSATION

The following table lists the annual compensation for our named executive officers for Fiscal 2011.

Summary Compensation Table

Name and Title	Year	Salary[1]	Bonus[2]	Stock Awards[3]	Option Awards[3]	Non-Equity Incentive Plan Compensation[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[5]	All Other Compensation[6]	Total
Richard E. Belluzzo Chairman and Chief Executive Officer	2011	$ 700,000	$ 90,000	$1,023,000	$ 0	$0	$0	$ 10,850	$ 1,823,850
	2010	$ 700,000	$ 0	$ 117,000	$ 567,280	$0	$0	$ 10,500	$ 1,394,780
	2009	$ 700,000	$ 0	$ 644,000	$ 0	$0	$0	$ 8,754	$ 1,352,754
Jon W. Gacek President and Chief Operating Officer	2011	$ 413,025	$ 60,000	$ 465,000	$ 0	$0	$0	$ 7,500	$ 945,525
	2010	$ 386,639	$ 80,000	$ 197,300	$ 354,550	$0	$0	$ 7,488	$ 1,025,977
	2009	$ 365,404	$ 0	$ 165,375	$ 0	$0	$0	$ 4,956	$ 535,735
Linda M. Breard Chief Financial Officer	2011	$ 272,934	$ 15,000	$ 186,000	$ 0	$0	$0	$ 6,822	$ 480,756
William C. Britts Executive Vice President, Sales, Marketing & Service	2011	$ 350,004	$ 0	$ 260,400	$ 0	$0	$0	$ 0	$ 610,404
	2010	$ 350,004	$ 0	$ 64,350	$ 195,003	$0	$0	$ 0	$ 609,358
	2009	$ 350,004	$ 0	$ 118,125	$ 0	$0	$0	$ 0	$ 468,129
Shawn D. Hall Senior Vice President, General Counsel and Secretary	2011	$ 290,019	$ 0	$ 130,200	$ 0	$0	$0	$ 8,145	$ 428,364
	2010	$ 290,019	$ 25,000	$ 87,900	$ 141,820	$0	$0	$ 8,340	$ 553,079
	2009	$ 286,553	$ 0	$ 70,875	$ 0	$0	$0	$ 7,023	$ 364,451
Barbara L. Barrett Senior Vice President, Human Resources	2011	$ 248,005	$ 0	$ 130,200	$ 0	$0	$0	$ 7,082	$ 385,287
	2010	$ 248,005	$ 0	$ 53,820	$ 141,820	$0	$0	$ 6,497	$ 450,142
	2009	$ 244,908	$ 0	$ 70,875	$ 0	$0	$0	$ 4,732	$ 320,515

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[1] This report of the Leadership and Compensation Committee of the Board of Directors shall not be deemed "soliciting material," nor is it to be filed with the SEC, nor incorporated by reference in any filing of the Company under the Securities Act of 1933, or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

(1) The amounts included in the Salary column for Fiscal 2011represent the dollar value of the cash base salaries earned in Fiscal 2011. Further detail related to base salaries follows:

- The annual base salaries of Mr. Belluzzo, Mr. Britts, Mr. Hall and Ms. Barrett were not increased during Fiscal 2011.
- Mr. Gacek's annual base salary increased from $394,024 to $420,026 in July of 2010.
- Ms. Breard's annual base salary increased from $250,080 to $270,081 in July of 2010 and a subsequent increase to $325,000 was made in February of 2011.

(2) The bonuses paid to Mr. Belluzzo, Mr. Gacek, and Ms. Breard in Fiscal 2011 were discretionary bonuses related to fiscal year 2010 performance and were described in the CD&A in the Company's Fiscal 2010 Proxy Statement.

(3) Value of equity awards was computed in accordance with ASC 718. Assumptions used in the calculation of the value are disclosed under "Stock Incentive Plans and Share-Based Compensation" in the Company's Annual Report on Form 10-K filed with the SEC on or about June 14, 2011.

(4) No cash bonuses were paid under the Company's Executive Annual Incentive Plan to the named executive officers in Fiscal 2011.

(5) There is no Change in Pension Value and no Non-Qualified Deferred Compensation Earnings reportable as the Company does not maintain a defined benefit or actuarial pension plan nor were there any above market or preferential earnings on compensation that was deferred.

(6) The amounts listed in All Other Compensation column of the Summary Compensation Table for Fiscal 2011 consist of the following:

Name	401(k) Matching Contributions	Severance Payments	Financial Planning[a]	Other Comp[b]
Richard E. Belluzzo	$ 7,350	$ 0	$ 3,500	$ 0
Jon W. Gacek	$ 7,500	$ 0	$ 0	$ 0
Linda M. Breard	$ 6,556	$ 0	$ 66	$ 200
William Britts	$ 0	$ 0	$ 0	$ 0
Shawn D. Hall	$ 7,350	$ 0	$ 795	$ 0
Barbara L. Barrett	$ 6,247	$ 0	$ 835	$ 0

(a) Payments include reimbursement for financial counseling and tax preparation services.
(b) Payment includes reimbursement for fitness center membership.

Grants of Plan-Based Awards

The following table presents information on plan-based awards granted during Fiscal 2011. All equity awards specified in this table were made pursuant to the 1993 Long-Term Incentive Plan.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards [1]			Estimated Future Payouts Under Equity Incentive Plan Awards [2]						
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)[5]	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[3]
Richard E. Belluzzo	7/1/10	—	—	—	—	—	—	550,000[4]	—	$1.86	$1,023,000
		—	$700,000	—	—	—	—	—	—	—	—
Jon W. Gacek	7/1/10							250,000[4]		$1.86	$465,000
		—	$294,018	—	—	—	—				
Linda M. Breard	7/1/10	—	—	—	—	—	—	100,000[4]	—	$1.86	$186,000
		—	$162,500	—	—	—	—	—	—	—	—
William C. Britts	7/1/10	—	—	—	—	—	—	140,000[4]	—	$1.86	$260,400
		—	$245,003	—	—	—	—	—	—	—	—
Shawn D. Hall	7/1/10	—	—	—	—	—	—	70,000[4]	—	$1.86	$130,200
		—	$145,009	—	—	—	—				
Barbara L. Barrett	7/1/10	—	—	—	—	—	—	70,000[4]	—	$1.86	$130,200
		—	$99,202	—	—	—	—	—	—	—	—

(1) Amounts reflect target payments under the Company's Executive Annual Incentive Plan. In June of each year, the Committee (and in the case of the CEO, the independent directors) annually review and approve the named executive officers' bonus targets. No cash bonuses were paid under the Company's Executive Annual Incentive Plan to the named executive officers in Fiscal 2011.

(2) In Fiscal 2011, there were no equity incentive plan awards made to any of the named executive officers.

(3) Value of equity awards was computed in accordance with ASC 718. Assumptions used in the calculation of the value are disclosed under "Stock Incentive Plans and Share-Based Compensation" in the Company's Annual Report on Form 10-K filed with the SEC on or about June 14, 2011.

(4) Restricted stock units will vest (based on continued employment) annually over three years beginning July 1, 2010.

(5) There is no specific maximum amount under the Company's Executive Annual Incentive Plan for any of the named executive officers. However, the plan provides that no participant's actual award under the plan may, for any period of three consecutive fiscal years, exceed $15 million or 6 million shares.

Outstanding Equity Awards at Fiscal Year End 2011

The following table provides information with respect to outstanding stock options and RSUs held by the named executive officers as of March 31, 2011.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Richard E. Belluzzo	200,000(16)	600,000(16)		$0.98	7/1/16	50,000(18)	$126,000		
	720,000(15)			$3.17	6/30/14	550,000(19)	$1,386,000		
	1,000,000(11)			$2.15	7/31/13				
	1,000,000 (7)			$3.78	3/12/14				
	1,000,000 (6)			$3.78	3/12/14				
	134,680 (5)			$2.97	9/3/12				
	1,865,320 (5)			$2.97	9/3/12				
Jon W. Gacek	125,000(16)	375,000(16)		$0.98	7/1/16	25,000(18)	$63,000		
	225,000(15)			$3.17	6/30/14	250,000(19)	$630,000		
	1,000,000(12)			$2.15	8/22/13				
	179,268(14)			$1.71	8/13/13				
	119,512(13)			$1.52	8/13/14				
Linda M. Breard	187,500(16)			$0.98	7/1/16	12,500(18)	$31,500		
						100,000(19)	$252,000		
William C. Britts	68,750(16)	206,250(16)		$0.98	7/1/16	15,000(18)	$37,800		
	225,000(15)			$3.17	6/30/14	140,000(19)	$352,800		
	179,268(14)			$1.71	8/13/13				
	1,000,000(12)			$2.15	8/22/13				
	119,512(13)			$1.46	8/22/10				
Shawn D. Hall	0(16)	150,000(16)		$0.98	7/1/16	15,000(18)	$37,800		
	105,000(15)			$3.17	6/30/14	70,000(19)	$176,400		
	17,500(10)			$2.92	6/28/12				
	40,000 (9)			$2.62	5/31/12				
	35,000 (8)			$2.93	7/1/11				
	40,000 (4)			$2.08	7/31/12				
	33,000 (3)			$6.70	5/2/12				
	16,500 (3)			$6.70	5/2/12				
	21,875 (2)			$9.70	7/31/11				
	3,125 (1)			$9.70	7/31/11				

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Barbara L. Barrett	50,000[16]	150,000[16]		$0.98	7/1/16	12,500[18]	$31,500		
	105,000[15]			$3.17	6/30/14	70,000[19]	$176,400		
	20,000[10]			$2.92	6/28/12				
	50,000 [9]			$2.62	5/31/12				
	31,500 [8]			$2.93	7/1/11				
	20,000[17]			$2.98	8/27/12				
	10,000 [4]			$2.08	7/31/12				
	5,000 [3]			$6.70	5/2/12				
	10,000 [3]			$6.70	5/2/12				
	7,500 [1]			$9.70	7/31/11				

(1) Granted 7/31/01; vested monthly in equal installments over four years beginning 7/1/01.

(2) Granted 7/31/01; vested monthly in equal installments over three years beginning 7/1/01.

(3) Granted 5/2/02; vested monthly in equal installments over four years beginning 4/1/02.

(4) Granted 7/31/02; vested monthly in equal installments over four years beginning 7/1/02.

(5) Granted 9/3/02; 25% vested on 9/1/03 with 75% vested monthly in equal installments over three years beginning 9/1/03.

(6) Granted 3/12/04; vested monthly in equal installments over four years beginning 3/1/04.

(7) Granted 3/12/04; vested monthly in equal installments over two years beginning 3/1/04.

(8) Granted 6/7/04; vested monthly in equal installments over four years beginning 7/1/04.

(9) Granted 6/2/05; vested monthly in equal installments over four years beginning 6/1/05.

(10) Granted 6/28/05; vested monthly in equal installments over four years beginning 7/1/05.

(11) Granted 7/31/06; vested monthly in equal installments over four years beginning 8/1/06.

(12) Granted 8/22/06; 33% vested on 8/22/07 and 67% vested monthly in equal installments over two years beginning 08/22/07.

(13) Granted 8/22/06; 50% vested on 8/22/06 and 50% vested on 8/25/06.

(14) Granted 8/22/06; 75% vested on 8/22/06 and 25% vested on 8/25/06.

(15) Granted 6/30/07; vested annually in equal installments over three years beginning 7/1/07.

(16) Granted 7/1/09; 25% vested on 7/1/10, 50% to vest on 7/1/11, and 25% to vest on 7/1/12.

(17) Granted 8/27/02; vested monthly in equal installments over four years beginning 8/1/02.

(18) Granted 6/1/09; vested annually in equal installments over two years beginning 6/1/09.

(19) Granted 7/1/10; vesting annually in equal installments over three years beginning 7/1/10.

Notes: The table above uses a price of $2.52 per share, the market price of our Common Stock as of March 31, 2011.

Option Exercises and Stock Vested in Fiscal 2011

The following table provides information on stock option exercises and restricted stock and restricted stock unit vesting for our named executive officers during Fiscal 2011.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Richard E. Belluzzo	—	—	396,666	$ 689,466
Jon W. Gacek	111,600	$ 143,222	241,250	$ 484,425
Linda M. Breard	496,645	$ 753,761	66,333	$ 137,449
William C. Britts	149,539	$ 182,808	108,750	$ 219,075
Shawn D. Hall	50,000	$ 93,850	102,916	$ 206,124
Barbara L. Barrett	—	—	71,416	$ 146,904

(1) Value calculated is the difference between the market price of the underlying securities at exercise and the exercise or base price of the options.
(2) Value is calculated by multiplying the number of shares by the market value of the underlying shares on the vesting date.

Nonqualified Deferred Compensation

The Company's Nonqualified Deferred Compensation Plan is discussed under the section entitled "Compensation Discussion and Analysis — Perquisites and Other Benefits - Non-Qualified Deferred Compensation Plan." In Fiscal 2011, no executive officers elected to defer compensation under this Plan and no executive officer maintains a balance in this Plan.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The following table provides information concerning the estimated payments and benefits that would be provided in the circumstances described above and under the agreements as they existed on the last day of Fiscal 2011 for our executive officers. Payments and benefits are estimated assuming that the triggering event took place on the last business day of Fiscal 2011 (March 31, 2011), outstanding equity awards were not assumed or substituted for in connection with a change of control, and the price per share of the Company's common stock is the closing price on the NYSE as of that date ($2.52). There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits differs with respect to such triggering event. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

		Potential Payments Upon:	
Name	Type of Benefit	Involuntary Termination within 18 Months After a Change of Control	Involuntary Termination Not Associated with a Change of Control
Richard E. Belluzzo	Cash Severance Payments	$2,235,000	$1,050,000
	Vesting Acceleration[1]	$1,470,551	$0
	Continued Coverage of Employee Benefits[2]	$14,778	$0
	Tax Gross-up	$1,466,373	$0
	Total Termination Benefits:	$5,186,702	$1,050,000
Jon W. Gacek	Cash Severance Payments	$980,048	$420,024
	Vesting Acceleration[1]	$682,511	$0
	Continued Coverage of Employee Benefits[2]	$20,832	$0
	Tax Gross-up	$0	$0
	Total Termination Benefits:	$1,683,391	$420,024
Linda M. Breard	Cash Severance Payments	$665,000	$0
	Vesting Acceleration[1]	$278,256	$0
	Continued Coverage of Employee Benefits[2]	$11,733	$0
	Tax Gross-up[3]	$0	$0
	Total Termination Benefits:	$954,989	$0

Name	Benefit		
William C. Britts	Cash Severance Payments	$700,008	$350,004
	Vesting Acceleration(1)	$381,748	$0
	Continued Coverage of Employee Benefits(2)	$20,832	$0
	Tax Gross-up(3)	$0	$0
	Total Termination Benefits:	$1,102,588	$350,004
Shawn D. Hall	Cash Severance Payments	$605,216	$0
	Vesting Acceleration(1)	$197,671	$0
	Continued Coverage of Employee Benefits(2)	$15,199	$0
	Tax Gross-up(3)	$0	$0
	Total Termination Benefits:	$818,086	$0
Barbara L. Barrett	Cash Severance Payments	$496,008	$0
	Vesting Acceleration(1)	$197,538	$0
	Continued Coverage of Employee Benefits(2)	$5,026	$0
	Tax Gross-up(3)	$0	$0
	Total Termination Benefits:	$698,572	$0

(1) Reflects the aggregate market value of unvested option grants and restricted stock unit awards. For unvested option grants, aggregate market value is computed by multiplying (i) the difference between $2.52 and the exercise price of the option, by (ii) the number of shares underlying unvested options at March 31, 2011. For unvested restricted stock unit awards, aggregate market value is computed by multiplying (i) $2.52, by (ii) the number of unvested restricted stock units at March 31, 2011. In the event of vesting acceleration or other modifications of share-based awards, we account for such modifications following ASC 718.

(2) Assumes continued coverage of employee benefits at the Fiscal 2011 COBRA premium rate for health, dental, and vision coverage.

(3) Assuming that the triggering event took place on the last business day of Fiscal 2011 (March 31, 2011) and the price per share of the Company's common stock is the closing price on the NYSE as of that date ($2.52), we believe that Mr. Belluzzo would have received an amount of benefits that would have constituted parachute payments under Section 280G of the Internal Revenue Code subject to the excise tax imposed by Section 4999 of the Internal Revenue Code. As a result, Mr. Belluzzo would have received a payment to pay such excise tax. We do not believe any of our other executive officers would have received an amount of benefits that would have constituted parachute payments under Section 280G of the Internal Revenue Code subject to the tax imposed by Section 4999 of the Internal Revenue Code. As a result, none of our other executive officers would have received any payment to pay such excise tax or any additional payment to pay taxes arising as a result of such tax.

RISKS RELATED TO COMPENSATION POLICIES AND PRACTICES

At the end of Fiscal 2011, we conducted a risk assessment of our compensation policies and practices for our employees, including those relating to our executive compensation program, and discussed the findings of this risk assessment with the Leadership and Compensation Committee of the Board of Directors (the "Committee"). Compensia, the consultant to the Committee, assisted us in conducting the assessment. Our risk assessment included a detailed analysis of our compensation programs in which employees at all levels of the organization may participate, including our executive officers. Based on this assessment, we believe that our compensation programs have been appropriately designed to attract and retain talent and properly incent our employees. Generally, our programs are designed to pay for performance and, thus, provide incentive-based compensation that encourages appropriate risk-taking. These programs contain various mitigating features, however, to ensure our employees, including our executive officers, are not encouraged to take excessive or unnecessary risks in managing our business. These features include:

- Oversight of the compensation programs by the Committee;
- Discretion provided to the Committee to set targets, monitor performance and determine final payouts;
- Additional oversight of the compensation programs by a broad-based group of functions within the Company, including Human Resources, Finance and Legal and at multiple levels within the Company;
- A balanced mix of compensation programs that focus our employees on achieving both short- and long-term objectives and that provide a balanced mix of cash and equity compensation;
- Caps on the maximum funding under certain programs, including the Executive Officer Incentive Plan and the Quantum Incentive Plan;
- Incentives focused on the use of a reportable and broad-based internal financial metric (Non-GAAP operating income);

- Pay positioning targeted at the market median based on a reasonable competitive peer group and published surveys; and
- Multi-year service-based vesting requirements with respect to equity awards.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS[2]

The Audit Committee was established primarily to: i) provide oversight of Quantum's accounting and financial reporting processes and the audit of Quantum's financial statements; and ii) assist the Board of Directors in the oversight of: (a) the integrity of Quantum's financial statements; (b) Quantum's compliance with legal and regulatory requirements; (c) the independent registered public accounting firm's performance, qualifications and independence; and (d) the performance of Quantum's internal audit function.

The Audit Committee, after appropriate review and discussion, determined that it had fulfilled its responsibilities under its charter this year. The Audit Committee has reviewed and discussed the Consolidated Financial Statements for Fiscal 2011 with management and the Company's independent registered public accounting firm; and management represented to the Audit Committee that Quantum's Consolidated Financial Statements were prepared in accordance with generally accepted accounting principles. This review included a discussion with management of the quality, not merely the acceptability, of Quantum's accounting principles, the reasonableness of significant estimates and judgments, and the clarity of disclosure in Quantum's Consolidated Financial Statements. The Audit Committee discussed with the Company's independent registered public accounting firm matters required to be discussed by statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee received from the independent registered public accounting firm the written disclosures and the letter from the auditors required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and discussed with the independent registered public accounting firm the independent accountant's independence. In reliance on these views and discussions, and the report of the Company's independent registered public accounting firm, the Audit Committee has recommended to the Board, and the Board has approved, the inclusion of the audited Consolidated Financial Statements in Quantum's Annual Report on Form 10-K for the year ended March 31, 2011 for filing with the SEC.

MEMBERS OF THE AUDIT COMMITTEE

Dennis P. Wolf, Chair
Paul R. Auvil
Thomas S. Buchsbaum
Edward M. Esber, Jr.
David E. Roberson

---

[2] This report of the Audit Committee of the Board of Directors shall not be deemed "soliciting material," nor is it to be deemed filed with the SEC, nor incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

AUDIT AND AUDIT-RELATED FEES

The following table shows the fees billed for various professional services by PricewaterhouseCoopers LLP for Fiscal 2011 and for fiscal year 2010:

Amounts in thousands

	2011 Total	2010 Total
Audit Fees[1]	$ 1,232	$ 1,584
Audit-related Fees	107	—
Tax Fees[2]	148	147
All Other Fees	—	—
Total	$ 1,487	$ 1,731

(1) Audit fees include the audit of Quantum's annual financial statements, review of financial statements included in Quantum's Quarterly Reports on Form 10-Q and services that are normally provided by the independent registered public accounting firm in connection with foreign statutory and regulatory filings or engagements for those fiscal years and include services in connection with assisting the Company in its compliance with its obligations under Section 404 of the Sarbanes-Oxley Act and related regulations. Audit fees also include advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements, including the application of proposed accounting rules, statutory audits required by non-U.S. jurisdictions and the preparation of an annual "management letter" containing observations and discussions on internal control matters.

(2) This category consists of professional services rendered by PricewaterhouseCoopers LLP for tax compliance and tax consulting. The tax compliance services principally include preparation and/or review of various tax returns, assistance with tax return supporting documentation and tax return audit assistance. The tax consulting services principally include advice regarding mergers and acquisitions, international tax structure and other strategic tax planning opportunities. All such services were approved by the Audit Committee.

In accordance with Audit Committee policy and the requirements of law, all services to be provided by the Company's independent registered public accounting firm are pre-approved by the Audit Committee. This is to avoid potential conflicts of interest that could arise if the Company received specified non-audit services from its auditing firm. Annually, the Audit Committee pre-approves appropriate audit, audit-related and tax services which are listed on a general approval schedule that the Company's independent registered public accounting firm may perform for the Company. Where such services are expected to require more than ten hours of such firm's billable senior partner or the equivalent time, the Company must notify the Audit Committee of the auditing firm's performance of such services. For all services to be performed by the Company's independent registered public accounting firm that are not specified in the general pre-approval schedule, the Company must obtain specific engagement approval from the Audit Committee for such services in advance. The Audit Committee has delegated to a subcommittee comprised solely of members of the Audit Committee the authority to receive all notifications and requests relating to the independent registered public accounting firm's performance of services for the Company. The Audit Committee will review and make changes to the services listed under the general approval schedule on an annual basis and otherwise from time to time as necessary.

In Fiscal 2011, the Company's independent registered public accounting firm attended all meetings of the Audit Committee. The Audit Committee believes that the provision of services by the Company's independent registered public accounting firm described above is compatible with maintaining such firm's independence from the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of June 2, 2011 certain information with respect to the beneficial ownership of the Company's Common Stock by (i) each person known by the Company to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the named executive officers and (iv) all current directors and executive officers as a group. Unless otherwise indicated, the business address for the beneficial owners listed below is 1650 Technology Drive, Suite 800, San Jose, CA 95110.

Name	Number of Shares Beneficially Owned[1]		Approximate Percentage of Class[2]
BlackRock Inc. 55 East 52nd Street New York, NY 10055	11,653,183	(3)	5.10%
Capital Research Global Investors 333 South Hope Street, 55th floor Los Angeles, CA 90071	24,492,710	(4)	10.72%
FMR LLC 82 Devonshire St. Boston, MA 02109	13,220,961	(5)	5.79%
Private Capital Management, L.P. 8889 Pelican Bay Blvd., Suite 500 Naples, FL 34108	18,179,456	(6)	7.96%
Paul R. Auvil III	272,500	(7)	*
Barbara L. Barrett	472,756	(8)	*
Richard E. Belluzzo	6,195,953	(9)	2.71%
Linda M. Breard	251,588	(10)	*
William C. Britts	2,029,084	(11)	*
Michael A. Brown	331,368	(12)	*
Thomas S. Buchsbaum	295,060	(13)	*
Edward M. Esber, Jr.	225,135	(14)	*
Elizabeth A. Fetter	240,392	(15)	*
Jonathan W. Gacek	2,394,602	(16)	1.05%
Shawn D. Hall	466,860	(17)	*
Joseph A. Marengi	238,854	(18)	*
David E. Roberson	0	(19)	*
Dennis P. Wolf	86,776	(20)	*
All directors and executive officers as a group (15 persons)	13,589,543	(21)	5.95%

(*) Less than 1%.

(1) Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to the Company's knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such stockholder.

(2) Applicable percentage ownership is based on 228,399,154 shares of Common Stock outstanding as of June 2, 2011. Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares. Shares of Common Stock subject to options currently exercisable, or exercisable within 60 days after June 2, 2011, are considered beneficially owned by the holder, but such shares are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(3) Information is based on a Schedule 13G filed with the Securities and Exchange Commission on February 8, 2011 by BlackRock Inc. on its own behalf and on behalf of certain of its subsidiaries.

(4) Information is based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 10, 2011 by Capital Research Global Investors ("Capital Research"). The reported shares include 1,615,602 shares resulting from the assumed conversion of $7,000,000 principal amount of Quantum Corporation's 3.50% Convertible Senior Notes due on November 15, 2015. Capital Research holds more than five percent of the outstanding common stock of Quantum as of December 31, 2010 on behalf of SMALLCAP World Fund, Inc.

(5) Information is based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2011 by FMR LLC ("FMR") on its own behalf and on behalf of certain of its subsidiaries. Fidelity Management & Research Company, a wholly-owned subsidiary of FMR, is the beneficial owner of 12,341,260 shares of the common stock outstanding of Quantum. The reported shares include 969,361 shares resulting from the assumed conversion of $4,200,000 principal amount of Quantum Corporation's 3.50% Convertible Senior Notes due on November 15, 2015 held by FMR and certain of its subsidiaries.

(6) Information is based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2011 by Private Capital Management, L.P., a Delaware limited partnership ("PCM"). PCM has sole voting and dispositive power with respect to 1,782,640 shares and shared voting and dispositive power with respect to 16,396,816 shares. PCM exercises shared voting authority with respect to shares held by those PCM clients that have delegated proxy voting authority to PCM. Such delegation may be granted or revoked at any time at the client's discretion. PCM disclaims beneficial ownership of shares over which it has dispositive power and disclaims the existence of a group.

(7) Represents 123,500 shares of Common Stock and 149,000 shares subject to Common Stock options exercisable at June 2, 2011, or within sixty (60) days thereafter.

(8) Represents 129,422 shares of Common Stock, 23,334 restricted stock units that will vest on July 1, 2011 and 320,000 shares subject to Common Stock options exercisable at June 2, 2011, or within sixty (60) days thereafter.

(9) Represents 516,429 shares of Common Stock, 196,429 restricted stock units that will vest on July 1, 2011, 13,095 restricted stock units that will vest on August 1, 2011 and 5,470,000 shares subject to Common Stock options exercisable at June 2, 2011, or within sixty (60) days thereafter. The Belluzzo Family Trust beneficially owns 100,000 shares.

(10) Represents 93,254 shares of Common Stock, 33,334 restricted stock units that will vest on July 1, 2011 and 125,000 shares subject to Common Stock options exercisable at June 2, 2011, or within sixty (60) days thereafter.

(11) Represents 252,387 shares of Common Stock, 46,667 restricted stock units that will vest on July 1, 2011 and 1,730,030 shares subject to Common Stock options exercisable at June 2, 2011, or within sixty (60) days thereafter.

(12) Represents 144,368 shares of Common Stock and 187,000 shares subject to Common Stock options exercisable at June 2, 2011, or within sixty (60) days thereafter.

(13) Represents 88,893 shares of Common Stock and 206,167 shares subject to Common Stock options exercisable at June 2, 2011 or within sixty (60) days thereafter.

(14) Represents 119,635 shares of Common Stock, and 105,500 shares subject to Common Stock options exercisable at June 2, 2011 or within sixty (60) days thereafter. The Esber Family Trust beneficially owns 40,000 shares.

(15) Represents 75,892 shares of Common Stock, and 164,500 shares subject to Common Stock options exercisable at June 2, 2011 or within sixty (60) days thereafter.

(16) Represents 412,488 shares of Common Stock, 83,334 restricted stock units that will vest on July 1, 2011 and 1,898,780 shares subject to Common Stock options exercisable at June 2, 2011, or within sixty (60) days thereafter.

(17) Represents 91,526 shares of Common Stock, 23,334 restricted stock units that will vest on July 1, 2011 and 352,000 shares subject to Common Stock options exercisable at June 2, 2011, or within sixty (60) days thereafter.

(18) Represents 78,854 shares of Common Stock and 160,000 shares subject to Common Stock options exercisable at June 2, 2011, or within sixty (60) days thereafter.

(19) David E. Roberson was appointed to Quantum's board of directors effective May 6, 2011. None of his restricted stock units are vested at June 2, 2011, or within sixty (60) days thereafter.

(20) Represents 76,276 shares of Common Stock, and 10,500 shares subject to Common Stock options exercisable at June 2, 2011, or within sixty (60) days thereafter.

(21) Represents 2,148,518 shares of Common Stock; 444,527 restricted stock units that will vest at June 2, 2011 or within sixty (60) days thereafter and 10,996,498 shares subject to Common Stock options vested or exercisable at June 2, 2011, or within sixty (60) days thereafter.

TRANSACTIONS WITH RELATED PERSONS

The Company has entered into indemnification agreements with its executive officers, directors and certain significant employees containing provisions that are in some respects broader than the specific indemnification provisions contained in the General Corporation Law of the State of Delaware. These agreements provide, among other things, for indemnification of the executive officers, directors and certain significant employees in proceedings brought by third parties and in stockholder derivative suits. Each agreement also provides for advancement of expenses to the indemnified party.

The Company has entered into change of control agreement with Janae S. Lee, Senior Vice President, Filesystem and Archive Products and Robert S. Clark, Senior Vice President, Disk & Tape Product Group. The material terms of Ms. Lee's and Mr. Clark's change of control agreements are the same as for the Company's named executive officers (other than Ms. Barrett's) and are described above in the section entitled "Compensation Discussion and Analysis - Change of Control Severance Policy, Employment Agreements and Severance Agreements."

The Company has entered into agreements with its Nonemployee Directors whereby in the event that there is a "change of control" of the Company (which is defined in the agreements to include, among other things, a merger or sale of all or substantially all of the assets of the Company or a reconstitution of the Company's Board) and, on or within 12 months of the change of control, the Nonemployee Director's performance of services as a Board member terminates other than as a result of death or Disability (as defined in the Agreement), then, to the extent that any portion of any equity-based compensation awards held by such Director is not vested at the time of termination, all such unvested awards will automatically vest.

Procedures for Reviewing and Approving Related Party Transactions

In accordance with the charter for the Audit Committee and with the Company's related party transaction policy, which was approved by the Board on August 18, 2010, our Audit Committee reviews and approves in advance any proposed related party transactions. Any related party transaction will be disclosed in the applicable SEC filing as required by the rules of the SEC. For purposes of these procedures, "related party" and "related party transaction" have the meanings set forth in the Company's related party transaction policy.

In addition, the Company's Code of Business Conduct and Ethics (the "Code") requires that the Company's employees, officers and directors avoid conducting Company business with a relative or significant other, or with a business in which a relative or significant other is associated in any significant role unless disclosed to the Company's General Counsel and approved in advance by the Company's General Counsel or the Audit Committee, as applicable.

COMMUNICATING WITH THE COMPANY

We have from time-to-time received calls from stockholders inquiring about the available means of communication with the Company. If you would like to receive information about the Company, without charge, you may use one of these convenient methods:

- To view the Company's website on the Internet, use the Company's Internet address located at www.quantum.com. The Company's website includes product, corporate and financial data, job listings, recent earnings releases, a delayed stock price quote, and electronic files of this Proxy Statement and the Company's Form 10Ks, Form 10Qs, and Annual Reports to Stockholders. Internet access has the advantage of providing you with recent information about the Company throughout the year. The Company's Code of Business Conduct and Ethics and the Company's Corporate Governance Principles can also be found on the Company's website at http://www.quantum.com, by clicking "About Us" from the home page and selecting "Corporate Governance." Requests to receive by mail a free copy of printed financials and of the Company's Code of Business Conduct and Ethics and its Corporate Governance Principles can also be submitted by contacting the Company's Investor Relation Department at the address stated below or on-line by visiting the Company's website at http://www.quantum.com, where the request form may be found by clicking "About Us" from the home page, selecting "Contact Investor Relations" and then clicking on "Information Request Form.

- To reach our Investor Relations Department, please call or send correspondence to:

  Quantum Corporation
  Attention: Investor Relations Department
  3600 136th Place SE Suite 300 Bellevue, WA 98006

  Tel: 408-944-4450
  Fax: 425-201-1450
  Email: *IR@quantum.com*

OTHER MATTERS

The Company knows of no other matters to be submitted at the Annual Meeting. Any proposal that a stockholder intends to submit for consideration at the Annual Meeting must be received by the Secretary of the Company within the timeframes specified in the Company's Bylaws and must include the information specified in the Bylaws. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,



San Jose, California
June 29, 2011

Shawn D. Hall
Senior Vice President, General Counsel and Secretary

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 1-13449

QUANTUM CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	94-2665054
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
1650 Technology Drive, Suite 800, San Jose, California	95110
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (408) 944-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
QUANTUM CORPORATION COMMON STOCK	NEW YORK STOCK EXCHANGE

Securities registered pursuant to Section 12(g) of the Act:

NONE

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☐ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of Quantum Corporation's common stock, $0.01 par value per share, held by nonaffiliates of the Registrant was approximately $336.7 million on September 30, 2010, the last day of the Registrant's most recently completed second fiscal quarter, based on the closing sales price of the Registrant's common stock on that date on the New York Stock Exchange. For purposes of this disclosure, shares of common stock held by persons who hold more than 5% of the outstanding shares of common stock and shares held by officers and directors of the Registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily conclusive.

As of the close of business on June 3, 2011, there were approximately 228.9 million shares of Quantum Corporation's common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on August 17, 2011, which the Registrant will file with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this report, is incorporated by reference in Part III of this Form 10-K to the extent stated herein.

INDEX

PART I

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this report usually contain the words "will," "estimate," "anticipate," "expect," "believe," "project" or similar expressions and variations or negatives of these words. All such forward-looking statements including, but not limited to, (1) our goals for future operating performance, including our expectations regarding our revenue, gross margin and operating expenses for fiscal 2012; (2) our expectations relating to growing our branded disk systems and software solutions and branded tape automation systems revenue; (3) our research and development plans and focuses; (4) our expectation that we will continue to derive a substantial majority of our revenue from products based on tape technology; (5) our belief that our existing cash and capital resources will be sufficient to meet all currently planned expenditures, debt repayments and sustain our operations for at least the next 12 months; (6) our expectations regarding our ongoing efforts to control our cost structure; (7) our belief that our ultimate liability in any infringement claims made by any third parties against us will not be material to us; and (8) our business goals, objectives, key focuses, opportunities and prospects which are inherently uncertain as they are based on management's expectations and assumptions concerning future events, and they are subject to numerous known and unknown risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, about which we speak only as of the date hereof. As a result, our actual results may differ materially from the forward-looking statements contained herein. Factors that could cause actual results to differ materially from those described herein include, but are not limited to: (1) the amount of orders received in future periods; (2) our ability to timely ship our products; (3) uncertainty regarding information technology spending and the corresponding uncertainty in the demand for our products and services; (4) our ability to maintain supplier relationships; (5) the successful execution of our strategy to expand our business in new directions; (6) our ability to successfully introduce new products; (7) our ability to capitalize on changes in market demand; (8) our ability to achieve anticipated gross margin levels; and (9) those factors discussed under "Risk Factors" in Part II, Item 1A. Our forward-looking statements are not guarantees of future performance. We disclaim any obligation to update information in any forward-looking statement.

ITEM 1. BUSINESS

Business Description

Quantum Corporation ("Quantum", the "Company", "us" or "we"), founded in 1980, is a leading global storage company specializing in backup, recovery and archive solutions. Combining focused expertise, customer-driven innovation and platform independence, we provide a comprehensive, integrated range of disk, tape and software solutions supported by our sales and service organization. We work closely with a broad network of distributors, value-added resellers ("VARs"), direct marketing resellers, original equipment manufacturers ("OEMs") and other suppliers to solve customers' data protection, retention and management challenges. Our stock is traded on the New York Stock Exchange ("NYSE") under the symbol "QTM."

We offer a comprehensive range of solutions in the data storage market providing performance and value to organizations of all sizes. We believe our combination of expertise, innovation and platform independence allows us to solve customers' data protection and retention issues more easily, effectively and securely. Our open systems solutions are designed to provide significant storage efficiencies and cost savings while minimizing risk and protecting customers' prior investments. In addition, we have the global scale and scope to support our worldwide customer base. As a pioneer in disk-based data protection, we have a broad portfolio of disk solutions featuring deduplication and replication technology. We are the worldwide independent leader in open systems tape automation revenue, with products spanning from entry-level autoloaders to enterprise libraries, and are a supplier of tape drives and other devices and media. Our data management software provides technology for shared workflow applications and multi-tiered archiving in high-performance, large-scale storage environments. We offer a full range of service with support available in more than 100 countries.

Industry Background

Information Technology ("IT") departments continue to experience pressure to cost effectively store rapidly increasing amounts of data. Companies continue to save data of all types, structured and unstructured, for both near and long-term retention. This rapid data growth combined with demands for ready access to data, expanding retention policies and laws regarding compliance, and limited IT budget increases represent major challenges for IT managers.

Many companies experience rapid data growth year over year and have data retention policies that require them to save data for lengthy periods and certain data forever. This is one factor driving the need for long-term data retention solutions and archive technologies. Additionally, many companies face regulatory requirements that mandate both long-term preservation of and secure access to data. Even in industries without strong regulatory requirements, companies are recognizing the value of securing access to their data as a good business practice.

This rapid data growth combined with the need for ready access to data is driving the steady expansion of newer technologies such as deduplication and replication to help address these needs. Customers are increasingly looking to deploy these technologies at various points in their organizations to take advantage of storage optimization, effective data movement and increased disaster recovery capabilities. Deduplication technology has moved from being available primarily in dedicated appliances to being embedded in a broad variety of solutions, including most backup software.

Companies recognize that technologies alone cannot solve their problems and rely on organizations that can provide them with complete solutions, including the services, support and experience needed for complete customer satisfaction.

Products

We are a specialist in the backup, recovery and archive market, providing a comprehensive range of disk, tape and software solutions supported by a worldwide sales and service organization to meet our customers' needs. Our solutions are designed to provide IT departments in a wide variety of organizations with innovative and dependable tools for protecting, retaining and accessing their digital assets. We sell our products via branded channels and through OEMs such as Dell, Inc. ("Dell"), Fujitsu Technology Solutions GmbH ("Fujitsu"), Hewlett-Packard Company ("HP") and International Business Machines Corporation ("IBM"). We divide our products into three broad categories: (1) disk systems and data management software, (2) tape automation systems and (3) devices and media. The devices and media category includes removable disk drives, standalone tape drives and media products.

<u>Disk Systems</u>

We offer a broad range of disk solutions for backup and recovery, notably our DXi®-Series disk appliances featuring data deduplication and replication technologies: the DXi8500, DXi7500, DXi6700, and the DXi6500 and DXi4500 families. Data deduplication is an enabling technology that has been fundamentally changing the economics of disk storage and data transmission. By greatly increasing effective disk capacity, data deduplication enables users to retain backup data on fast recovery disk much longer than is possible using conventional disk and significantly reduces the bandwidth needed to move data between sites. We hold a key patent in one of the most common methods of data deduplication, known as variable-length data deduplication.

Our DXi-Series systems use this data deduplication technology to expand the amount of backup data users can retain on traditional disk systems by 10 to 50 times in a typical environment. The result is a cost-effective means for IT departments to store backup data on disk for months instead of days, providing high speed restores, increasing available data recovery points and reducing media management. For disaster recovery in distributed environments, the DXi-Series also makes wide area network ("WAN") replication practical because of the greatly reduced bandwidth required with data deduplication.

DXi-Series solutions are integrated systems that are easy to install and use with leading backup applications. They provide superior performance and flexible, easy-to-use interface options including network-attached solutions ("NAS"), virtual tape library ("VTL") or mixed presentations, along with Fibre Channel or Ethernet connectivity. Also, the majority of DXi-Series systems provide support for the Symantec Open Storage ("OST") Application Programming Interface for integration with NetBackup and BackupExec enabling end-to-end protection across sites for both disk and tape.

Our DXi-Series systems provide a combination of high performance and advanced functionality. In addition to data deduplication, the core set of advanced features of the DXi-Series includes a high performance embedded file system, support for high speed data compression, asynchronous replication, direct tape creation and built-in monitoring and diagnostic tools. Our DXi-Series products also offer an extensible foundation for future intelligent backup and archive solutions in order to improve data protection for a broad range of customer environments, from remote offices to large enterprise data centers.

In fiscal 2011, we introduced the DXi6700 which integrates advanced storage technology into an easy-to-install, preconfigured appliance with deduplication that provides affordable data protection using a simple Fibre Channel VTL interface. We also announced availability of the DXi8500 which is a high performance deduplication solution with the power and flexibility to anchor an enterprise wide backup and recovery system scaling from 20 to 200 TB of usable capacity. During fiscal 2011, we released DXi 2.0, the next generation software platform for DXi-Series disk solutions. The DXi4500 and DXi6500 appliances with the DXi 2.0 software upgrade deliver some of the highest deduplication speeds available for any open protocol appliance, doubling the performance over these earlier generation DXi products allowing users to protect more data on smaller systems. In addition, *Storage* magazine/SearchStorage.com named the DXi6500 as one of the 2010 Products of the Year in the backup hardware category.

Data Management Software

Our data management software helps businesses with large-scale data needs to benefit from workflow efficiencies, automated tiered storage and policy based archive management. Designed for open system data-intensive environments, our data management software products allow multiple users to rapidly access a single data set, increasing productivity and maximizing storage utilization. They also transparently move data, reducing storage costs while simultaneously providing embedded data protection. For several years, organizations within rich media production and broadcasting, the federal government, life sciences and other disciplines have utilized our data management software to derive more value from their data while controlling costs. Many of these customers now rely on our software as a key technology enabler for their business processes and workflow.

Designed for data-intensive environments, our flagship software solution is StorNext®, data management software that reduces the time and total cost of managing data for end users with large data sets and challenging distributed environments. StorNext provides high-performance shared access to data across different networks, operating systems and storage platforms, and, based on user-defined policies, it automatically copies and migrates data between different tiers of storage. The result is a scalable, high-performance data management solution that is designed to optimize the use of storage while ensuring the long-term safety and recoverability of data.

StorNext also leverages our deduplication technology, enabling customers to more efficiently store data and use less network bandwidth for replication. We introduced a significant enhancement to our StorNext file system offerings in fiscal 2011 with the launch of StorNext 4.0. This release added more scalable data tiering as well as replication and file system deduplication capability to StorNext. These software solutions make it practical to use standard WANs and replication for disaster recovery protection. StorNext software, in addition to being a standalone product, is also a key component within our DXi-Series product line. Revenues from these software solutions are combined with disk systems revenue and reported as disk systems and software solutions revenue within our product revenue.

Tape Automation Systems

We are the leading named supplier of tape automation shipments. Our tape automation portfolio includes a range of products from our SuperLoader3™ autoloader with one tape drive and up to sixteen cartridges, to large enterprise-class libraries which can hold hundreds of drives and thousands of cartridges. These products integrate tape drives into a system with automation technology, advanced connectivity and sophisticated management tools. Our automation products support multiple drive technologies, though the primary tape drive format for automation environments continues to be LTO.

Tying our libraries together from entry-level to enterprise is a common, integrated software called iLayer™, which provides monitoring, alerts and proactive diagnostics, thereby reducing service calls, shortening issue resolution time and reducing the time users spend managing their tape automation solutions. This fiscal year we introduced LTO-5 technology across our portfolio, doubling storage capacity and improving performance.

We believe the growth in archiving of unstructured data represents a substantial opportunity for tape automation systems. To capitalize on this trend and the changing role of tape automation systems in data protection, we have invested in our Scalar® i6000 platform to provide increased redundancy capabilities as well as tighter integration with our StorNext Storage Manager™ archiving software.

Devices and Media

Our device and media products include removable disk devices as well as a broad family of tape drives and media representing all major tape technology formats including LTO, DLT and DAT/DDS. We sell performance line and value line tape drive devices to meet the varied needs of our customers.

Our RDX drive is a removable and ruggedized disk backup device which combines attributes of disk and tape. RDX utilizes a server-embedded dock with removable disk cartridges that can be stored in remote locations for data retention and disaster recovery. RDX was designed to offer small businesses an alternative to other existing data protection technologies.

We offer tape drives and media based on the LTO format, the leading technology in the midrange and open systems enterprise market segment. Our LTO tape drives are designed to provide midrange and enterprise customers with disaster recovery solutions and with cost-effective backup. LTO-5 is the latest generation tape drive technology capable of storing 1.5TB of data on each cartridge, nearly twice the capacity of the previous generation, while consuming less power.

We also sell a full range of storage media offerings to complement each tape drive technology and satisfy a variety of specific media requirements. Our media includes DLTtape®, LTO Ultrium™, DAT and DDS data cartridges. Our media is compatible with our drives, autoloaders and libraries as well as other industry products.

For more information about our products, visit our website at http://www.quantum.com. The contents of our website are not incorporated by reference into this Annual Report on Form 10-K.

Global Services and Warranty

Our global services strategy is an integral component of our total customer solution. Service is typically a significant purchase factor for customers considering data management and storage solutions, and our ability to provide comprehensive service and support can present us with a noteworthy competitive advantage to attract new customers and retain existing customers. In addition, we believe that our ability to retain long-term customer relationships and secure repeat business is frequently tied directly to our service capabilities and performance.

Through the combined use of new technology and traditional service components, we believe we can effectively meet the dynamic support needs of our customers. StorageCare™ is our comprehensive suite of services designed to meet our customers' requirements for product support. StorageCare services include: StorageCareGuardian™, our remote service feature; the Customer Service Website, our web support capability; and Online Service Request, an enhanced online service request tool that includes access to an extensive knowledge base, allowing customers to perform basic troubleshooting themselves. We continue to provide conventional support capabilities such as technical support and on-site services.

Our extensive use of technology and innovative, built-in product intelligence allows us to scale our global services operations to meet the needs of our expanding installed base. We are currently able to provide service to customers in more than 100 countries, supported by 24-hour, multi-language technical support centers located in North America, Europe and Asia. We provide our customers with warranty coverage on all of our products. Customers with high availability requirements may also purchase additional service to extend the warranty period, obtain faster response times, or both, on our disk systems, tape automation and software products. We offer this additional support coverage at a variety of response levels up to 24-hours a day, seven-days-a-week, 365-days-a-year, for customers with stringent high-availability needs. Our service revenue includes the sale of hardware service contracts as well as repair, installation, integration and consulting services. We provide support ranging from repair and replacement to 24-hour rapid exchange to on-site service support for our midrange and enterprise-class products.

We generally warrant our hardware products against defects for periods ranging from one to three years from the date of sale. We provide warranty and non-warranty services from our Colorado Springs, Colorado facility and, for certain products, through third party service providers such as Jabil Global Services and Benchmark Electronics, Inc. In addition, we utilize various other third party service providers throughout the world to perform repair and warranty services for us to reach additional geographic areas and industries in order to provide quality services in a cost-effective manner.

Research and Development

Our research and development teams are working on the next generation disk, tape automation, data deduplication and data movement technologies as well as software solutions to advance these technologies for the backup, recovery and archive markets. We continue to focus our efforts on integrated software and hardware solutions that offer improvements in the cost of storing, moving, managing and protecting large amounts of data and closely integrating our products to provide compelling solutions for our customers.

Our efforts depend on the integration of multiple engineering disciplines to generate products that competitively meet or exceed market needs in a timely fashion. Our new product development is frequently stimulated by the availability of an enhanced or more cost-effective storage capacity technology, the emergence of new storage protocols and evolving end user requirements. We are constantly evaluating alternative technologies that can be incorporated into our products and provide us a competitive advantage. We identify and define new products based on their ability to meet a perceived market need in a rapidly evolving field. Our sales, marketing, product development, engineering, supply chain and global services organizations all contribute to the process of identifying and implementing advances in technology.

In fiscal 2011, we further expanded our disk systems product family employing our patented data deduplication technology by refreshing each segment of the product line. This included the VTL-based DXi6700 in the midrange, the DXi4500 for entry-level and our new flagship enterprise platform, the DXi8500. In addition, we delivered DXi 2.0, the next-generation software platform for our disk systems and deduplication solutions. The DXi4500 and DXi6500 appliances running DXi 2.0 software deliver some of the highest deduplication speeds for open protocol inline appliances in their respective classes. We continue to invest in building out our disk systems product line, striving to provide superior edge-to-core data protection and data management solutions.

We are investing in software to provide superior disk and tape integration as well as highly differentiated end-to-end storage and data management solutions for the backup, archive and highly scalable data markets. New solutions will be integrated with or layered on our core deduplication, file system and replication technologies and focused on the growing markets for rich media, server virtualization and scalable file archiving markets. As noted earlier, we introduced a significant enhancement to our StorNext file system offerings in fiscal 2011 with the launch of StorNext 4.0. This release added more scalable data tiering as well as replication and file system deduplication capability to StorNext.

Although deduplication disk systems are rapidly becoming the standard for backup and fast recovery of archive data, automated tape systems continue to maintain a strong role in the data preservation hierarchy. We view our tape automation systems business as a mature segment of storage solutions. As a result, our research and development investments in tape technology are measured and strategic. Introductions in fiscal 2011 included the Scalar i6000, a significantly higher capacity enterprise library with enhanced features intended to better serve the archive market. These features included advanced statistical reporting, media and data integrity analysis and expanded media import/export capability. We continue LTO technology research and development efforts for future generation LTO products to maintain our technology position in the devices and media and tape automation systems markets. We continue to invest strategically in our enterprise, midrange and entry-level tape automation platforms to create innovative and differentiating technologies, features and solutions.

We maintain research and development facilities in Boulder, Colorado Springs and Englewood, Colorado; Irvine and San Jose, California; Mendota Heights, Minnesota; Richardson, Texas and Adelaide, Australia. Research and development costs were $73.0 million, $69.9 million and $70.5 million for fiscal 2011, 2010 and 2009, respectively.

Sales and Marketing

Our sales and marketing employees are focused on backup, recovery and archive solutions for our customers. The expertise of our sales and marketing professionals enables us to provide tailored advice and targeted solutions for our end user customers. Furthermore, since we offer many different ways of protecting data involving disk, tape and software, our recommendations can be broad and are based on what serves the customer best. We rely on our sales force and an array of channel partners to reach end user customers, which range in size from small businesses to government agencies and large, multinational corporations. Our products are sold under both the Quantum brand name and the names of various OEM customers. Our sales operations, including service sales, are based in Bellevue, Washington; Colorado Springs and Englewood, Colorado; Irvine and San Jose, California; Munich, Germany; Paris, France; Singapore City, Singapore; Shanghai, China and Bracknell and Northampton, U.K., with regional and field offices throughout North America, Europe and Asia.

Quantum Branded Sales Channels

For Quantum-branded products, we utilize distributors, VARs and direct marketing resellers. Our integrated Quantum Alliance™ Reseller Program provides our channel partners the option of purchasing products directly or through distribution and provides them access to a more comprehensive product line. Additionally, we sell directly to a select number of large corporate entities and government agencies.

OEM Relationships

We sell our products to several OEM customers that generally resell our hardware products under their own brand name and typically assume responsibility for product sales, end user service and support. We also license DXi software to certain OEM customers that include this software in their own brand name products. These OEM relationships enable us to reach end users not served by our branded distribution channels or our direct sales force. They also allow us to sell to select geographic or vertical markets where specific OEMs have exceptional strength. We maintain ongoing discussions with numerous OEMs, including leading systems suppliers, regarding opportunities for our products.

Our OEM fulfillment models for hardware products vary, but generally require maintaining an inventory of OEM product in third party logistics centers near the OEM's manufacturing or distribution facility. In these relationships, we generally maintain title to products until those products leave the third party logistics location. Service support differs widely from one OEM to another.

Customers

Customers for our systems products, including disk systems and data management software as well as tape automation systems, include Avnet, Inc. ("Avnet"), Dell, EMC Corporation ("EMC"), HP and IBM and a variety of other distributors, resellers and OEMs to reach end user customers from small businesses to government agencies and large, multinational corporations. Software OEMs and resellers include Fujitsu, Grass Valley Group, Inc. and NetApp, Inc. ("NetApp"). Our devices and media have achieved broad market acceptance in the midrange network server market with leading computer equipment manufacturers such as Dell, HP and Oracle Corporation ("Oracle").

Our sales are concentrated with several key customers because under our business model, as is typical for our industry, we sell to OEMs, distributors, VARs and direct marketing resellers to reach end user customers. Sales to our top five customers represented 33% of revenue in fiscal 2011, 37% of revenue in fiscal 2010 and 42% of revenue in fiscal 2009. Sales to Dell comprised 10% of revenue in fiscal 2011 compared to 13% of revenue in fiscal 2010 and 14% of revenue in fiscal 2009. These sales concentrations do not include revenues from sales of our media that were sold to our top five customers by media licensees, for which we earn royalty revenue, or revenues from sales of products sold to these customers by our other customers. Through our Quantum Alliance Reseller Program and our emphasis on our branded business, we have expanded our customer base in recent years. With our continued focus on growing our branded business, we expect to continue to distribute our product revenue across a larger number of customers.

Strategic Licensing Partners

Multiple recording tape media manufacturing companies are qualified and licensed to manufacture, use, offer for sale and sell one or more of our LTO Ultrium and DLTtape media products. License agreements with these companies allow them to independently sell tape media cartridges for which we receive royalty payments. These strategic license agreements expand the market for LTO Ultrium and DLTtape media products and provide customers with multiple channels for obtaining tape media cartridges.

We have entered into various licensing agreements with respect to our technology, patents and similar intellectual property which provide licensing revenues in certain cases and may expand the market for products and solutions using these technologies. We have licensed certain technology to software OEM partners, under which the partner may use our DXi-Series data deduplication and replication enterprise software to deliver its own solution. We may license our technology, patents and similar intellectual property with select licensing partners in the future.

Competition

We are a leading independent supplier of backup, recovery and archive solutions. All the markets in which we participate continue to be highly competitive, and in some cases, our competitors in one market area are customers or suppliers in another. Our competitors often have greater financial, technical, manufacturing, marketing or other resources than we do. Additionally, the competitive landscape continues to change due to merger and acquisition activity.

In the tape automation market, we primarily compete for midrange and enterprise reseller and end user business with Dell, IBM and Oracle as well as HP through its OEM relationship with other tape automation suppliers. Competitors for entry-level and OEM tape automation business include BDT Products, Inc. ("BDT") and several others that supply or manufacture similar products. In addition, disk backup products are a competitive alternative to tape products and solutions.

Our disk solutions compete with products sold by EMC, HP, IBM and NetApp. Additionally, a number of software companies that have traditionally been partners with us have added deduplication to their products and will at times compete with us, including CommVault Systems, Inc. and Symantec Corporation. A number of our competitors also license technology from competing start-up companies such as FalconStor Software, Inc. and Sepaton, Inc. Our StorNext software products face competition from Cray, Inc., EMC, IBM, Oracle and Silicon Graphics, Inc.

At the storage device level, our main competitors in the market for performance tape drives are HP and IBM. Both IBM and HP develop and sell their own LTO tape drives, which compete with our LTO and DLT-S4 offerings. Our value line tape drives, DAT/DDS and DLT-V4, largely compete with those from HP. We also face competition from disk alternatives, including removable disk drives in the entry-level market. Although we have our own removable disk drive in RDX, several other companies sell removable disk drives, such as Dell, HP and Imation Corporation.

For a discussion of risks associated with competing technologies, see the Risk Factor in Item 1A titled, "We derive the majority of our revenue from products incorporating tape technology. If competition from new or alternative storage technologies continues or increases, our business, financial condition and operating results could be materially and adversely affected."

Manufacturing

We utilize contract manufacturers to produce a number of our products and we manufacture various other products in our own facilities. During fiscal 2011, we continued to streamline our manufacturing processes and simplify our supply chain model through further integration and continuous improvement. We consolidated our externally manufactured products into a fewer number of key, quality contract manufacturing partners while reducing our overall cost and creating a stronger, more reliable chain of supply. We continue to improve our manufacturing operations by increasing the efficiency, cost effectiveness and quality of our manufacturing solutions in addition to reducing our inventory.

We outsource the manufacture of certain tape automation systems, tape devices and service parts from contract manufacturers. Our tape drives are sourced from Hungary and Malaysia. Certain automation products and assemblies are sourced in China, Malaysia, Singapore and the U.S.

We manufacture our disk products and certain tape automation systems and perform device and system configuration for our North American customers from our Colorado Springs, Colorado facility. In addition, we perform test and repair for these products in that same facility.

Our recording tape media is manufactured by one or more tape media manufacturing companies, which are qualified and licensed to manufacture, use and sell one or more DLTtape and LTO Ultrium media products. In most cases, the media is produced in Japan and multi-sourced on a worldwide basis.

Backlog

We manufacture our products based on forecasts of customer demand. We also place inventory in strategic locations in order to enable certain key customers to obtain products on demand. Orders are generally placed by customers on an as-needed basis. Product orders are confirmed and, in most cases, shipped to customers within one week. More complex systems and product configurations often have longer lead times and may include on-site integration or customer acceptance. We ship most of the backlog that we accumulate during any particular fiscal quarter in the same quarter in which the backlog is first reported. Therefore, our backlog generally grows during each fiscal quarter and shrinks during the latter part of the quarter to reach its lowest levels at the end of that same quarter, by which time significant shipments have occurred. As a result, our backlog as of the end of any fiscal quarter frequently is not material. Our backlog was immaterial as of both March 31, 2011 and March 31, 2010.

Information Technology and Infrastructure

We continue to focus on maintaining an environment of continuous improvement in our internal business system and global information technology infrastructure and partnering with key internal resources to ensure that the IT initiatives are aligned with the overall business strategy. IT works with various internal cross functional teams to identify areas where the IT team can add strategic value to Quantum products and processes. This has included working with our product and engineering teams to ensure that we have a robust and flexible backup architecture while also providing valuable feedback as a consumer of our own technology, leveraging a consolidated architecture that was implemented over the past several years to ensure timely delivery of IT services and application functionality, and continuing to utilize new technologies that can provide enhanced features at a lower cost.

Technology

We develop and protect our technology and know-how, principally in the field of data storage. As of March 31, 2011, we hold 517 U.S. patents and have 86 pending U.S. patent applications. In general, these patents have a 20-year term from the first effective filing date for each patent. We also hold a number of foreign patents and patent applications for certain of our products and technologies. Although we believe that our patents and applications have significant value, rapidly changing storage industry technology means that our future success will also depend heavily on the technical competence and creative skills of our employees.

From time to time, third parties have asserted that the manufacture and sale of our products and services have infringed on their patents. We conduct ongoing investigations into the assertions and presently believe that either licenses are not required or that any licenses ultimately determined to be required could be obtained on commercially reasonable terms. However, we cannot provide assurance that such licenses are presently obtainable, or if later determined to be required, could be obtained on commercially reasonable terms.

On occasion, we have entered into various patent licensing and cross-licensing agreements with other companies including EMC, HP, IBM, Maxtor Corporation, Oracle and Riverbed Technology, Inc. We may enter into patent cross-licensing agreements with other third parties in the future as part of our normal business activities. These agreements, when and if entered into, would enable these third parties to use certain patents that we own and enable us to use certain patents owned by these third parties.

Environmental Compliance

We are subject to federal, state, local and international environmental laws and regulations. Compliance with these laws and regulations has not had a material effect on our capital expenditures, earnings or competitive position.

Employees

We had approximately 1,830 employees worldwide as of March 31, 2011.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our website at http://www.quantum.com generally when such reports are available on the Securities and Exchange Commission ("SEC") website. The contents of our website are not incorporated into this Annual Report on Form 10-K.

The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

New York Stock Exchange Certification

We submitted the certification of our Chief Executive Officer required by the NYSE Listing Standards, Section 303A.12(a), relating to our compliance with the NYSE Corporate Governance Listing Standards, to the NYSE on September 1, 2010 with no qualifications.

Executive Officers of Quantum Corporation

Set forth below are the names, positions and offices held by each executive officer, including a brief account of his or her business experience.

Name	Position with Quantum
Linda M. Breard	Chief Financial Officer
William C. Britts	Executive Vice President, Sales, Marketing and Service
Robert S. Clark	Senior Vice President, Disk and Tape Backup Product Group
Jon W. Gacek	Chief Executive Officer
Shawn D. Hall	Senior Vice President, General Counsel and Secretary
Janae S. Lee	Senior Vice President, File System and Archive Products

Ms. Breard became Chief Financial Officer in January 2011. She joined Quantum as Vice President of Finance in August 2006, upon Quantum's acquisition of Advanced Digital Information Corporation ("ADIC"). In May 2009, she was promoted to Senior Vice President and also assumed responsibility for IT and Facilities. Previously, Ms. Breard spent eight years with ADIC in various leadership roles most recently as Vice President of Finance and Accounting. Prior to ADIC, she worked in public accounting for six years.

Mr. Britts became Executive Vice President of Sales, Marketing and Service in August 2006, upon Quantum's acquisition of ADIC. Before joining Quantum, Mr. Britts was the Co-Executive Vice President of Products, Sales and Service at ADIC. In his 12 years at ADIC, he held numerous leadership positions, including Executive Vice President of Worldwide Sales and Marketing, Vice President of Sales and Marketing and Director of Marketing. Prior to ADIC, Mr. Britts held a number of marketing and sales positions at Raychem Corp. and its subsidiary, Elo TouchSystems.

Mr. Clark joined Quantum as Director of Tape Products in August 2006, upon Quantum's acquisition of ADIC. In March 2009, he was promoted to Vice President with responsibility for various product lines, as well as business operations and OEM sales. In April 2010, he was named Senior Vice President, Tape and OEM Product Group, subsequently reorganized as the Disk and Tape Backup Product Group. Prior to Quantum, Mr. Clark was at HP for 10 years in various engineering and sales positions.

Mr. Gacek became Chief Executive Officer and was also appointed to the Board of Directors in April 2011. He was President and Chief Operating Officer from January 2011 through March 2011. He joined Quantum as Executive Vice President and Chief Financial Officer in August 2006, upon Quantum's acquisition of ADIC and was promoted to Executive Vice President, Chief Financial Officer and Chief Operating Officer in June 2009. Previously, he served as the Chief Financial Officer at ADIC from 1999 to 2006 and also led Operations during his last three years there. Prior to ADIC, Mr. Gacek was an audit partner at PricewaterhouseCoopers LLP and led the Technology Practice in the firm's Seattle office. While at PricewaterhouseCoopers LLP, he assisted several private equity investment firms with a number of mergers, acquisitions, leveraged buyouts and other transactions. Mr. Gacek serves on the board of directors for Market Leader, Inc. and Power-One, Inc.

Mr. Hall joined Quantum in 1999 as Corporate Counsel, became Vice President, General Counsel and Secretary in 2001 and was promoted to Senior Vice President, General Counsel and Secretary in May 2009. Prior to Quantum, Mr. Hall worked at the law firms of Skadden, Arps and Willkie Farr & Gallagher, where he practiced in the areas of mergers and acquisitions and corporate finance, representing numerous public and private technology companies.

Ms. Lee joined Quantum in October 2007 as Vice President, Marketing and in April 2010 was promoted to Senior Vice President, Disk and Software Products, subsequently reorganized as File System and Archive Products. She has more than 30 years experience in the storage industry, including 10 years working with a variety of companies in data reduction and file system software and hardware. Previously, she was Chief Executive Officer at TimeSpring Software Corporation, Vice President of Product, Marketing and Business Development at Avamar Technologies, and a senior sales and marketing executive at both Legato System, Inc. and IBM.

ITEM 1A. RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS ANNUAL REPORT ON FORM 10-K. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING QUANTUM. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT ARE CURRENTLY DEEMED IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS AND OPERATIONS. THIS ANNUAL REPORT ON FORM 10-K CONTAINS "FORWARD-LOOKING" STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. PLEASE SEE PAGE 1 OF THIS REPORT FOR ADDITIONAL DISCUSSION OF THESE FORWARD-LOOKING STATEMENTS.

We rely on indirect sales channels to market and sell our branded products. Therefore, the loss of or deterioration in our relationship with one or more of our resellers or distributors, or our inability to establish new indirect sales channels to drive growth of our branded revenue, especially for disk systems and software solutions, could negatively affect our operating results.

We sell the majority of our branded products to value-added resellers, or VARs, and to direct marketing resellers such as CDW Corporation, who in turn sell our products to end users, and to distributors such as Avnet, Inc., Ingram Micro, Inc. and others. The success of these sales channels is hard to predict, particularly over time, and we have no purchase commitments or long-term orders from them that assure us of any baseline sales through these channels. Several of our resellers carry competing product lines that they may promote over our products. A reseller might not continue to purchase our products or market them effectively, and each reseller determines the type and amount of our products that it will purchase from us and the pricing of the products that it sells to end user customers. Establishing new indirect sales channels is an important part of our strategy to drive growth of our branded revenue.

Certain of our contracts with our distributors contain "most favored nation" pricing provisions mandating that we offer our products to these customers at the lowest price offered to other similarly situated customers. In addition, sales of our enterprise products, and the revenue associated with the on-site service of those products, are somewhat concentrated in specific customers, including government agencies and government-related companies. Our operating results could be adversely affected by any number of factors including:

- A change in competitive strategy that adversely affects a reseller's willingness or ability to distribute our products;
- The reduction, delay or cancellation of orders or the return of a significant amount of products;
- Our inability to gain traction in developing new indirect sales channels for our branded products;
- The loss of one or more of such distributors or resellers;
- Any financial difficulties of such distributors or resellers that result in their inability to pay amounts owed to us; or
- Changes in requirements or programs that allow our products to be sold by third parties to government customers.

Our operating results depend on a limited number of products and on new product introductions, which may not be successful, in which case our business, financial condition and operating results may be materially and adversely affected.

A limited number of products comprise a significant majority of our sales, and due to increasingly rapid technological change in the industry, our future operating results depend on our ability to develop and successfully introduce new products. To compete effectively, we must continually improve existing products and introduce new ones, such as the DXi-Series, Scalar i6000 and the Scalar i40 and i80 product offerings as well as next generation software such as DXi2.0 and StorNext 4.0. We have devoted and expect to continue to devote considerable management and financial resources to these efforts. We cannot provide assurance that:

- We will introduce new products in the timeframe we are forecasting;
- We will not experience technical, quality, performance-related or other difficulties that could prevent or delay the introduction and market acceptance of new products;
- Our new products will achieve market acceptance and significant market share, or that the markets for these products will continue or grow as we have anticipated;
- Our new products will be successfully or timely qualified with our customers by meeting customer performance and quality specifications which must occur before customers will place large product orders; or
- We will achieve high volume production of these new products in a timely manner, if at all.

If we are not successful in timely completion of our new product qualifications and then ramping sales to our key customers, our revenue and results of operations could be adversely impacted. In addition, if the quality of our products is not acceptable to our customers, this could result in customer dissatisfaction, lost revenue and increased warranty and repair costs.

Competition has increased and evolved, and may increasingly intensify, in the tape and disk storage products markets as a result of competitors introducing products based on new technology standards, and merger and acquisition activity, which could materially and adversely affect our business, financial condition and results of operations.

Our disk systems compete with product offerings of EMC, HP, IBM and NetApp. A number of our competitors also license technology from competing companies such as FalconStor Software, Inc. and Sepaton, Inc. These competitors are aggressively trying to advance and develop new technologies and products to compete against our technologies and products, and we face the risk that customers could choose competitor products over ours due to these features and technologies. Competition in the disk systems market, including deduplication and replication technologies, is characterized by technological innovation and advancement. As a result of competition and new technology standards, our sales or gross margins for disk systems could decline, which could materially and adversely affect our business, financial condition and results of operations.

Our tape automation products primarily compete with product offerings of BDT, Dell, HP, IBM, and Oracle. Increased competition has resulted in decreased prices for tape automation products and product offerings that incorporate new features and technologies. Pricing pressure is more pronounced in the tape automation market for entry-level products and least pronounced for enterprise products. Similar to our competitors, our products may be priced lower and often incorporate new and/or different features and technologies than prior years. We face risks that customers could choose competitor products over ours due to these features and technologies or due to pricing differences. We have managed pricing pressure by reducing production costs and/or adding features to increase value to maintain a certain level of gross margin for our tape automation systems. If competition further intensifies, or if there is additional industry consolidation, our sales and gross margins for tape automation systems could decline, which could materially and adversely affect our business, financial condition and results of operations.

Our devices, which include tape drives and removable hard drives, compete with companies that develop, manufacture, market and sell similar products. The principal competitors for our devices include HP and IBM. Competition and industry consolidation has resulted in decreased prices and increasingly commoditized products. Our response has been to manage our device business at the material margin level and we have chosen not to compete for sales in intense price-based situations or if we would be unable to maintain a certain gross margin level. Our focus has shifted to higher margin opportunities in other product lines. Although revenue from devices has decreased in recent years, our material margins have remained relatively stable over this period. We have exited certain portions of the device market and have anticipated decreased sales of devices. We face risk of reduced shipments of our devices beyond our plans, and could have reduced margins on these products, which could materially and adversely impact our business, financial condition and results of operations.

Additionally, the competitive landscape could change due to merger and acquisition activity in the storage industry, such as consolidations in prior years resulting from the purchase of Sun Microsystems, Inc. by Oracle and the acquisition of Data Domain, Inc. ("Data Domain") by EMC. Transactions such as these may impact us in a number of ways. For instance, they could result in:

- Smaller number of competitors having greater resources and becoming more competitive with us;
- Companies that we have not historically competed against entering into one or more of our primary markets and increasing competition in that market(s); and
- Customers that are also competitors becoming more competitive with us and/or reducing their purchase of our products.

These transactions also create uncertainty and disruption in the market, given that it is often unknown whether a pending transaction will be completed, the timing of such a transaction, and its degree of impact. Given these factors and others, such merger and acquisition activity may materially and adversely impact our business, financial condition and results of operations.

We derive the majority of our revenue from products incorporating tape technology. If competition from new or alternative storage technologies continues or increases, our business, financial condition and operating results could be materially and adversely affected.

We derive the majority of our revenue from products that incorporate some form of tape technology and we expect to continue to derive a majority of our revenue from these products in the next several years. As a result, our future operating results depend in part on continued market acceptance and use of products employing tape technology. Our tape products are increasingly challenged by products using alternative technologies, such as VTL, standard disk arrays and NAS. If disk products gain comparable or superior market acceptance, or their purchase prices decline, the competition resulting from these products would increase as our tape customers migrate toward them.

We are addressing this risk through our own targeted investment in disk systems and other alternative technologies; however, these markets are characterized by rapid innovation, evolving customer demands and strong competition, including competition with several companies who are also significant customers. If we are not successful in our efforts, our business, financial condition and operating results could be materially and adversely affected.

A large percentage of our sales come from a few customers, some of which are also competitors, and these customers generally have no minimum or long-term purchase commitments. The loss of, or a significant reduction in demand from, one or more key customers could materially and adversely affect our business, financial condition and operating results.

Our sales have been and continue to be concentrated among a few customers. For example, sales to our top five customers in fiscal 2011 represented 33% of total revenue. This sales concentration does not include revenues from sales of our media that our licensees sold to these customers, for which we earn royalty revenue. Furthermore, customers are not obligated to purchase any minimum product volume and our relationships with customers are terminable at will. As an example, in fiscal 2011, sales to Dell contributed approximately10% of our revenue, a decline from prior years. If we experience further declines in revenue from Dell or any of our other large customers, we could be materially and adversely affected. In addition, certain of our large customers are also our competitors, and such customers could decide to reduce or terminate their purchases of our products for competitive reasons.

Many of our tape and disk products are primarily incorporated into larger storage systems or solutions that are marketed and sold to end users by our large OEM customers as well as our value added resellers, channel partners and other distributors. Because of this, we have limited market access to these end users, limiting our ability to reach and influence their purchasing decisions. These market conditions further our reliance on these OEM and other large customers such as distributors and VARs. Thus if they were to significantly reduce, cancel or delay their orders with us, our results of operations could be materially and adversely affected.

If our products fail to meet our or our customers' specifications for quality and reliability, our results of operations may be adversely impacted and our competitive position may suffer.

Although we place great emphasis on product quality, we may from time to time experience problems with the performance of our products, which could result in one or more of the following:

- Increased costs related to fulfillment of our warranty obligations;
- The reduction, delay or cancellation of orders or the return of a significant amount of products;
- Focused failure analysis causing distraction of the sales, operations and management teams; or
- The loss of reputation in the market and customer goodwill.

These factors could cause our business, financial condition and results of operations to be materially and adversely affected.

Our capital structure includes debt, which has corresponding debt service obligations and our Credit Suisse senior credit agreement contains various operating and financial covenants that limit our discretion in the operation of our business. Unless we are able to generate sufficient cash flows from operations to meet these debt obligations, our business, financial condition and operating results could be materially and adversely affected.

Our level of indebtedness presents risks to investors, both in terms of the constraints that it places on our ability to operate our business and because of the possibility that we may not generate sufficient cash to pay the principal and interest on our indebtedness as it becomes due.

Potential consequences of having debt includes:

- Requiring that we dedicate a significant portion of our cash flow from operations and other capital resources to debt service, thereby reducing our ability to fund working capital, capital expenditures, research and development and other cash requirements;
- Making it more difficult or impossible for us to make payments on other indebtedness or obligations;
- Increasing our vulnerability to adverse economic and industry conditions;
- Limiting our flexibility in planning for, or reacting to, changes and opportunities in the markets in which we compete, such as limiting our ability to engage in mergers and acquisitions activity, which may place us at a competitive disadvantage; and
- Limiting our ability to incur additional debt on acceptable terms, if at all.

Our ability to meet our debt service obligations and fund our working capital, capital expenditures, acquisitions, research and development and other general corporate needs depends upon our ability to generate sufficient cash flow from operations. We cannot provide assurance that we will generate sufficient cash flow from operations to service these debt obligations, or that future borrowings or equity financing will be available to us. Such a failure to repay our debt obligations when due would result in default under our loan agreements. Any such inability to meet our debt obligations could therefore have a material and adverse effect on our business, financial condition and results of operations.

Our Credit Suisse credit agreement ("CS credit agreement") contains numerous restrictive covenants that require us to comply with and maintain certain financial tests and ratios, as well as restrict our ability to:

- Incur debt;
- Incur liens;
- Make acquisitions of businesses or entities or sell certain assets;
- Make investments, including loans, guarantees and advances;
- Make capital expenditures beyond a certain threshold;
- Engage in transactions with affiliates;
- Pay dividends or engage in stock repurchases; and
- Enter into certain restrictive agreements.

Our ability to comply with covenants contained in this credit agreement may be affected by events beyond our control, including prevailing economic, financial and industry conditions. In prior years, we violated certain financial covenants under a prior credit agreement and received waivers or amendments for such violations. Even if we are able to comply with all covenants, the restrictions on our ability to operate our business could harm our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities.

Our CS credit agreement is collateralized by a pledge of all of our assets. If we were to default and were unable to obtain a waiver for such a default, the lenders would have a right to foreclose on our assets in order to satisfy our obligations under the CS credit agreement. Any such action on the part of the lenders against us could have a materially adverse impact on our business, financial condition and results of operations.

Our royalties, branded software and OEM deduplication software revenues are relatively profitable and can significantly impact total company profitability. A significant decline in royalty, branded software or OEM deduplication software revenues could materially and adversely affect our business, financial condition and operating results.

We receive royalty revenue based on tape media cartridges sold by Fujifilm Corporation, Imation Corporation, Hitachi Ltd., Maxell Limited, Sony Corporation and TDK Corporation. Under our license agreements with these companies, each of the licensees determines the pricing and number of units of tape media cartridges that it sells. Our royalty revenue varies depending on the level of sales of the various media cartridge offerings sold by the licensees and other factors, including:

- The size of the installed base of devices and similar products that use tape media cartridges;
- The performance of our strategic licensing partners, which sell tape media cartridges;
- The relative growth in units of newer device products, since the associated media cartridges for newer products typically sell at higher prices than the media cartridges associated with older products;
- The media consumption habits and rates of end users;
- The pattern of device retirements; and
- The level of channel inventories.

Our media royalties depend on royalty rates and the quantity of media consumed in the market. We do not control licensee sales of these tape media cartridges. Reduced royalty rates, or a reduced installed device base using tape media cartridges, would result in further reductions in our royalty revenue and could reduce gross margins. This could materially and adversely affect our business, financial condition and results of operations.

Our branded software revenues are also dependent on many factors, including the success of competitive offerings, our ability to execute on our product roadmap and our effectiveness at marketing and selling our branded software solutions directly or through our channel partners.

Our OEM deduplication software revenues also depend on many factors, including the success of competitive offerings, our ability to execute on our product roadmap with our OEM deduplication software partners, the effort of our OEM deduplication software partners in marketing and selling the resulting products, the market acceptance of the resulting products and changes in the competitive landscape such as that which occurred with EMC's purchase of Data Domain. Our relationship with EMC changed from partner to competitor in deduplication as a result of their acquisition of Data Domain. Following this acquisition, except for the first quarter of fiscal 2011 when significant revenue was recognized in accordance with contractual requirements, our OEM deduplication software revenue has significantly declined, which has negatively impacted our results.

We have taken considerable steps towards reducing our cost structure and may take further cost reduction actions. The steps we have taken and may take in the future may not reduce our cost structure to a level appropriate in relation to our future sales and therefore, these anticipated cost reductions may be insufficient to result in consistent profitability.

In the last several years, we have recorded significant restructuring charges and made cash payments in order to reduce our cost of sales and operating expenses to rationalize our operations following past acquisitions, to respond to adverse economic and industry conditions and from strategic management decisions. We may take future steps to further reduce our operating costs, including future cost reduction steps or restructurings in response to strategic decisions, adverse changes in our business or industry or future acquisitions. We may be unable to reduce our cost of sales and operating expenses at a rate and to a level appropriate in relation to our future sales, which may adversely affect our business, financial condition and operating results.

Our inability to attract and retain skilled employees could adversely impact our business.

We may be subject to increased turnover in our employee base or the inability to fill open headcount requisitions due to competition, concerns about our operational performance or other factors. In addition, we may rely on the performance of employees whose skill sets are not sufficiently developed enough to completely realize the expected fulfillment of their job responsibilities. Either of these situations could impair or delay our ability to realize operational and strategic objectives and cause increased expenses and lost sales opportunities.

Economic or other business factors may lead us to further write down the carrying amount of our goodwill or long-lived assets, such as the $339 million goodwill impairment charge taken in fiscal 2009, which could have a material and adverse effect on our results of operations.

We evaluate our goodwill for impairment annually during the fourth quarter of our fiscal year, or more frequently when indicators of impairment are present. Long-lived assets are reviewed for impairment whenever events or circumstances indicate impairment might exist. We continue to monitor relevant market and economic conditions, including the price of our stock, and perform appropriate impairment reviews when conditions deteriorate such that we believe the value of our goodwill could be further impaired or an impairment exists in our long-lived assets. It is possible that conditions could deteriorate due to economic or other factors that affect our business, resulting in the need to write down the carrying amount of our goodwill or long-lived assets to fair value at the time of such assessment. As a result, our operating results could be materially and adversely affected.

Third party intellectual property infringement claims could result in substantial liability and significant costs, and, as a result, our business, financial condition and operating results may be materially and adversely affected.

From time to time, third parties allege our infringement of and need for a license under their patented or other proprietary technology. While we currently believe the amount of ultimate liability, if any, with respect to any such actions will not materially affect our financial position, results of operations or liquidity, the ultimate outcome of any license discussion or litigation is uncertain. Adverse resolution of any third party infringement claim could subject us to substantial liabilities and require us to refrain from manufacturing and selling certain products. In addition, the costs incurred in intellectual property litigation can be substantial, regardless of the outcome. As a result, our business, financial condition and operating results could be materially and adversely affected.

In addition, certain products or technologies acquired or developed by us may include "open source" software. Open source software is typically licensed for use at no initial charge. Certain open source software licenses, however, require users of the open source software to license to others any software that is based on, incorporates or interacts with, the open source software under the terms of the open source license. Although we endeavor to comply fully with such requirements, third parties could claim that we are required to license larger portions of our software than we believe we are required to license under open source software licenses. If such claims were successful, they could adversely impact our competitive position and financial results by providing our competitors with access to sensitive information that may help them develop competitive products. In addition, our use of open source software may harm our business and subject us to intellectual property claims, litigation or proceedings in the future because:

- Open source license terms may be ambiguous and may subject us to unanticipated obligations regarding our products, technologies and intellectual property;

- Open source software generally cannot be protected under trade secret law; and
- It may be difficult for us to accurately determine the origin of the open source code and whether the open source software infringes, misappropriates or violates third party intellectual property or other rights.

As a result of our global manufacturing and sales operations, we are subject to a variety of risks that are unique to businesses with international operations of a similar scope, any of which could, individually or in the aggregate have a material adverse effect on our business.

A significant portion of our manufacturing and sales operations and supply chain occurs in countries other than the U.S. We also have sales outside the U.S. We utilize contract manufacturers to produce certain of our products and have suppliers for various components, several of which have operations located in foreign countries including China, Hungary, Japan, Malaysia, Mexico, Singapore and Taiwan. Because of these operations, we are subject to a number of risks including:

- Shortages in component parts and raw materials;
- Import and export and trade regulation changes that could erode our profit margins or restrict our ability to transport our products;
- The burden and cost of complying with foreign and U.S. laws governing corporate conduct outside the U.S.;
- Adverse movement of foreign currencies against the U.S. dollar (the currency in which our results are reported) and global economic conditions generally;
- Inflexible employee contracts and employment laws that may make it difficult to terminate or change the compensation structure for employees in some foreign countries in the event of business downturns;
- Potential restrictions on the transfer of funds between countries;
- Political, military, social and infrastructure risks, especially in emerging or developing economies;
- Import and export duties and value-added taxes; and
- Natural disasters, including earthquakes, typhoons and tsunamis.

Any or all of these risks could have a material adverse effect on our business.

Our quarterly operating results could fluctuate significantly, and past quarterly operating results should not be used to predict future performance.

Our quarterly operating results have fluctuated significantly in the past and could fluctuate significantly in the future. As a result, our quarterly operating results should not be used to predict future performance. Quarterly operating results could be materially and adversely affected by a number of factors, including, but not limited to:

- Failure to complete shipments in the last month of a quarter during which a substantial portion of our products are typically shipped;
- Customers canceling, reducing, deferring or rescheduling significant orders as a result of excess inventory levels, weak economic conditions or other factors;
- Customer fiscal year-ends and budget availability impacting customer demand for our products;
- Declines in royalty revenues;
- Declines in software revenues;
- Product development and ramp cycles and product performance or quality issues;
- Poor execution of and performance against expected sales and marketing plans and strategies;
- Reduced demand from our OEM or distribution, VAR and other large customers; and
- Increased competition.

If we fail to meet our projected quarterly results, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to protect our intellectual property or if others use our proprietary technology without authorization, our competitive position may suffer.

Our future success and ability to compete depends in part on our proprietary technology. We rely on a combination of copyright, patent, trademark, and trade secrets laws and nondisclosure agreements to establish and protect our proprietary technology. As of March 31, 2011, we held 517 U.S. patents and had 86 U.S. patent applications pending. However, we cannot provide assurance that patents will be issued with respect to pending or future patent applications that we have filed or plan to file or that our patents will be upheld as valid or will prevent the development of competitive products or that any actions we have taken will adequately protect our intellectual property rights. We generally enter into confidentiality agreements with our employees, consultants, customers, potential customers and others as required, in which we strictly limit access to, and distribution of, our software, and further limit the disclosure and use of our proprietary information.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. Enforcing our intellectual property rights can sometimes only be accomplished through the use of litigation, such as in the litigation with Riverbed Technology, Inc. settled in fiscal 2009. Our competitors may also independently develop technologies that are substantially equivalent or superior to our technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the U.S.

Because we may order components from suppliers in advance of receipt of customer orders for our products which include these components, we could face a material inventory risk, which could have a material and adverse effect on our results of operations and cash flows.

Although we use third parties to manufacture certain of our products, we also manufacture products in-house. Managing our in-house manufacturing capabilities presents a number of risks that could materially and adversely affect our financial condition. For instance, as part of our component planning, we place orders with or pay certain suppliers for components in advance of receipt of customer orders. We occasionally enter into negotiated orders with vendors early in the manufacturing process of our products to ensure that we have sufficient components for our products to meet anticipated customer demand. Because the design and manufacturing process for these components can be complicated, it is possible that we could experience a design or manufacturing flaw that could delay or even prevent the production of the components for which we previously committed to pay. We also face the risk of ordering too many components, or conversely, not enough components, since supply orders are generally based on forecasts of customer orders rather than actual customer orders. In addition, in some cases, we make non-cancelable order commitments to our suppliers for work-in-progress, supplier's finished goods, custom sub-assemblies, discontinued (end-of-life) components and Quantum-unique raw materials that are necessary to meet our lead times for finished goods. If we cannot change or be released from supply orders, we could incur costs from the purchase of unusable components, either due to a delay in the production of the components or other supplies or as a result of inaccurately predicting supply orders in advance of customer orders. These same risks exist with our third party contract manufacturing partners. Our business and operating results could be materially and adversely affected if we incur increased costs, or are unable to fulfill customer orders.

Some of our manufacturing, component production and service repair are outsourced to third party contract manufacturers, component suppliers and service providers. If we cannot obtain products, parts and services from these third parties in a cost effective and timely manner that meets our customers' expectations, this could materially and adversely impact our business, financial condition and results of operations.

Many aspects of our supply chain and operational results are dependent on the performance of third party business partners. We face a number of risks as a result of these relationships, including, among others:

- *Sole source of product supply*
  In many cases, our business partner may be the sole source of supply for the products or parts they manufacture, or the services they provide, for us. Because we are relying on one supplier, we are at greater risk of experiencing shortages, reduced production capacity or other delays in customer deliveries that could result in customer dissatisfaction, lost sales and increased expenses, each of which could materially damage customer relationships and result in lost revenue.

- *Cost and purchase commitments*
  We may not be able to control the costs for the products our business partners manufacture for us or the services they provide to us. They procure inventory to build our products based upon a forecast of customer demand that we provide. We could be responsible for the financial impact on the contract manufacturer, supplier or service provider of any reduction or product mix shift in the forecast relative to materials that they had already purchased under a prior forecast. Such a variance in forecasted demand could require us to pay them for finished goods in excess of current customer demand or for excess or obsolete inventory and generally incur higher costs. As a result, we could experience reduced gross margins and operating losses based on these purchase commitments. With respect to service providers, although we have contracts for most of our third party repair

service vendors, the contract period may not be the same as the underlying service contract with our customer. In such cases, we face risks that the third party service provider may increase the cost of providing services over subsequent periods contracted with our customer.

- *Financial condition and stability*
  Our third party business partners may suffer adverse financial or operational results or may be negatively impacted by global and local economic conditions. Therefore, we may face interruptions in the supply of product components or service as a result of financial or other volatility affecting our supply chain. We could suffer production downtime or increased costs to procure alternate products or services as a result of the possible inadequate financial condition of one or more of our business partners.

- *Quality and supplier conduct*
  We have limited control over the quality of products and components produced and services provided by our supply chain business partners. Therefore, the quality of the products, parts or services may not be acceptable to our customers and could result in customer dissatisfaction, lost revenue and increased warranty costs. In addition, we have limited control over the manner in which our business partners conduct their business. Sub-tier suppliers selected by the primary third party could have process control issues or could select components with latent defects that manifest over a longer period of time. Therefore, we may face negative consequences or publicity as a result of a third party's failure to comply with applicable compliance, trade, environmental or employment regulations.

Any or all of these risks could have a material adverse effect on our business. In the past we have successfully transitioned products or component supply from one supplier to another existing supplier of different products or to our own facilities without significant financial or operational impact, but there is no guarantee of our continued ability to do so.

If we do not successfully manage the changes that we have made and may continue to make to our infrastructure and management, our business could be disrupted, and that could adversely impact our results of operations and financial condition.

Managing change is an important focus for us. In recent years, we have implemented several significant initiatives involving our sales and marketing, engineering and operations organizations, aimed at increasing our efficiency and better aligning these groups with our corporate strategy. In addition, we have reduced headcount to streamline and consolidate our supporting functions as appropriate following past acquisitions and in response to market or competitive conditions. Our inability to successfully manage the changes that we implement, and detect and address issues as they arise could disrupt our business and adversely impact our results of operations and financial condition.

We continue to face risks related to the slow economic recovery.

The economic crisis in the U.S. and global financial markets had a material and adverse impact on our business and our financial condition, including reduced demand for our products and concerns about our ability to access capital markets to refinance certain debt. The initial impact of this economic crisis was reflected in our results for the second quarter of fiscal 2009. We continue to face risks related to the slow economic recovery and concerns of a return to a recession, including the impact to our results in the first half of fiscal 2011 from economic conditions in Europe. Uncertainty about economic conditions poses a risk as businesses may further reduce or postpone spending in response to reduced budgets, tight credit, negative financial news and declines in income or asset values which could adversely affect our business, financial condition and results of operations. In addition, our ability to access capital markets may be restricted which could have an impact on our ability to react to changing economic and business conditions and could also adversely affect our results of operations and financial condition.

Our stock price could become more volatile if certain institutional investors were to increase or decrease the number of shares they own. In addition, there are other factors and events that could affect the trading prices of our common stock.

Five institutional investors owned approximately 37% of our common stock as of March 31, 2011. If any or all of these investors were to decide to purchase significant additional shares or to sell significant amounts or all of the common shares they currently own, that may cause our stock price to be more volatile. For example, there have been instances in the past where a shareholder with a significant equity position began to sell shares, putting downward pressure on our stock price for the duration of their selling activity. In these situations, selling pressure outweighed buying demand and our stock price declined. This situation has occurred due to our stock price falling below institutional investors' price thresholds and our volatility increasing beyond investors' volatility parameters causing even greater sell pressure. The opposite has also occurred whereby a shareholder purchases a significant equity position, creating demand for our common stock and an increased stock price.

Trading prices of our common stock may fluctuate in response to a number of other events and factors, such as:

- General economic conditions;
- Changes in interest rates;
- Fluctuations in the stock market in general and market prices for technology companies in particular;
- Quarterly variations in our operating results;
- New products, services, innovations and strategic developments by our competitors or us, or business combinations and investments by our competitors or us;
- Changes in financial estimates by us or securities analysts and recommendations by securities analysts;
- Changes in our capital structure, including issuance of additional debt or equity to the public; and
- Strategic acquisitions.

Any of these events and factors may cause our stock price to rise or fall and may adversely affect our business and financing opportunities.

Our design and production processes are subject to safety and environmental regulations which could lead to increased costs, or otherwise adversely affect our business, financial condition and results of operations.

We are subject to a variety of laws and regulations relating to, among other things, the use, storage, discharge and disposal of materials and substances used in our facilities and manufacturing processes as well as the safety of our employees and the public. Directives first introduced in the European Union impose a "take back" obligation on manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment and restrict the use of certain potentially hazardous materials, including lead and some flame retardants, in electronic products and components. Other jurisdictions in the U.S. and internationally have since introduced similar requirements, and we anticipate that future regulations might further restrict allowable materials in our products, require the establishment of additional recycling or take back programs or mandate the measurement and reduction of carbon emissions into the environment. We have implemented procedures and will likely continue to introduce new processes to comply with current and future safety and environmental legislation. However, measures taken now or in the future to comply with such legislation may adversely affect our manufacturing or personnel costs or product sales by requiring us to acquire costly equipment or materials, redesign production processes or to incur other significant expenses in adapting our manufacturing programs or waste disposal and emission management processes. Furthermore, safety or environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, or the suspension of affected operations, which could have an adverse effect on our business, financial condition and results of operations.

We are subject to many laws and regulations, and violation of or changes in those requirements could materially and adversely affect our business.

We are subject to numerous U.S. and international laws regarding corporate conduct, fair competition, preventing corruption and import and export practices, including requirements applicable to U.S. government contractors. While we maintain a rigorous corporate ethics and compliance program, we may be subject to increased regulatory scrutiny, significant monetary fines or penalties, suspension of business opportunities or loss of jurisdictional operating rights as a result of any failure to comply with those requirements. We may also be exposed to potential liability resulting from our business partners' violation of these requirements. In addition, U.S. regulatory agencies have recently introduced new enforcement efforts that may proactively seek conduct-related information from companies operating in certain targeted industries or locations, without regard for whether potential violations have been identified. If we were to receive such an information request, we may incur increased personnel and legal costs in order to adequately review and respond to the request. Further our U.S. and international business models are based on currently applicable regulatory requirements and exceptions. Changes in those requirements or exceptions could necessitate changes to our business model. Any of these consequences could materially and adversely impact our business and operating results.

We may be sued by our customers as a result of failures in our products.

We face potential liability for performance problems of our products because our end users employ our storage technologies for the storage and backup of important data and to satisfy regulatory requirements. Although we maintain technology errors and omissions insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability or accrual of litigation costs that is not covered by insurance or is in excess of our insurance coverage could harm our business.

In addition, we could potentially face claims for product liability from our customers if our products cause property damage or bodily injury. Although we maintain general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability or accrual of litigation costs that is not covered by insurance or is in excess of our insurance coverage could harm our business.

We must maintain appropriate levels of service parts inventories. If we do not have sufficient service parts inventories, we may experience increased levels of customer dissatisfaction. If we hold excessive service parts inventories, we may incur financial losses.

We maintain levels of service parts inventories to satisfy future warranty obligations and also to earn service revenue by providing enhanced and extended warranty and repair service during and beyond the warranty period. We estimate the required amount of service parts inventories based on historical usage and forecasts of future warranty requirements, including estimates of failure rates and costs to repair, and out of warranty revenue. Given the significant levels of judgment inherently involved in the process, we cannot provide assurance that we will be able to maintain appropriate levels of service parts inventories to satisfy customer needs and to avoid financial losses from excess service parts inventories. If we are unable to maintain appropriate levels of service parts inventories, our business, financial condition and results of operations may be materially and adversely impacted.

Because we rely heavily on distributors and other resellers to market and sell our products, if one or more distributors were to experience a significant deterioration in its financial condition or its relationship with us, this could disrupt the distribution of our products and reduce our revenue, which could materially and adversely affect our business, financial condition and operating results.

In certain product and geographic segments we heavily utilize distributors and value added resellers to perform the functions necessary to market and sell our products. To fulfill this role, the distributor must maintain an acceptable level of financial stability, creditworthiness and the ability to successfully manage business relationships with the customers it serves directly. Under our distributor agreements with these companies, each of the distributors determines the type and amount of our products that it will purchase from us and the pricing of the products that it sells to its customers. If the distributor is unable to perform in an acceptable manner, we may be required to reduce the amount of sales of our product to the distributor or terminate the relationship. We may also incur financial losses for product returns from distributors or for the failure or refusal of distributors to pay obligations owed to us. Either scenario could result in fewer of our products being available to the affected market segments, reduced levels of customer satisfaction and/or increased expenses, which could in turn have a material and adverse impact on our business, results of operations and financial condition.

From time to time we have made acquisitions. The failure to successfully integrate future acquisitions could harm our business, financial condition and operating results.

As a part of our business strategy, we have in the past and may make acquisitions in the future, subject to certain debt covenants. We may also make significant investments in complementary companies, products or technologies. If we fail to successfully integrate such acquisitions or significant investments, it could harm our business, financial condition and operating results. Risks that we may face in our efforts to integrate any recent or future acquisitions include, among others:

- Failure to realize anticipated savings and benefits from the acquisition;
- Difficulties in assimilating and retaining employees;
- Potential incompatibility of business cultures;
- Coordinating geographically separate organizations;
- Diversion of management's attention from ongoing business concerns;
- Coordinating infrastructure operations in a rapid and efficient manner;

- The potential inability to maximize our financial and strategic position through the successful incorporation of acquired technology and rights into our products and services;
- Failure of acquired technology or products to provide anticipated revenue or margin contribution;
- Insufficient revenues to offset increased expenses associated with the acquisition;
- Costs and delays in implementing or integrating common systems and procedures;
- Reduction or loss of customer orders due to the potential for market confusion, hesitation and delay;
- Impairment of existing customer, supplier and strategic relationships of either company;
- Insufficient cash flows from operations to fund the working capital and investment requirements;
- Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;
- The possibility that we may not receive a favorable return on our investment, the original investment may become impaired, and/or we may incur losses from these investments;
- Dissatisfaction or performance problems with the acquired company;
- The assumption of risks of the acquired company that are difficult to quantify, such as litigation;
- The cost associated with the acquisition, including restructuring actions, which may require cash payments that, if large enough, could materially and adversely affect our liquidity; and
- Assumption of unknown liabilities or other unanticipated adverse events or circumstances.

Acquisitions present many risks, and we may not realize the financial and strategic goals that were contemplated at the time of any transaction. We cannot provide assurance that we will be able to successfully integrate any business, products, technologies or personnel that we may acquire in the future, and our failure to do so could negatively impact our business, financial condition and operating results.

If the future outcomes related to the estimates used in recording tax liabilities to various taxing authorities result in higher tax liabilities than estimated, then we would have to record tax charges, which could be material.

We have provided amounts and recorded liabilities for probable and estimable tax adjustments that may be proposed by various taxing authorities in the U.S. and foreign jurisdictions. If events occur that indicate payments of these amounts will be less than estimated, then reversals of these liabilities would create tax benefits being recognized in the periods when we determine the liabilities have reduced. Conversely, if events occur which indicate that payments of these amounts will be greater than estimated, then tax charges and additional liabilities would be recorded. In particular, various foreign jurisdictions could challenge the characterization or transfer pricing of certain intercompany transactions. In the event of an unfavorable outcome of such challenge, there exists the possibility of a material tax charge and adverse impact on the results of operations in the period in which the matter is resolved or an unfavorable outcome becomes probable and estimable.

Certain changes in stock ownership could result in a limitation on the amount of net operating loss and tax credit carryovers that can be utilized each year. Should we undergo such a change in stock ownership, it would severely limit the usage of these carryover tax attributes against future income, resulting in additional tax charges, which could be material.

We are exposed to fluctuations in foreign currency exchange rates, and an adverse change in foreign currency exchange rates relative to our position in such currencies could have a materially adverse impact on our business, financial condition and results of operations.

We do not currently use derivative financial instruments for foreign currency hedging or speculative purposes. To minimize foreign currency exposure, we use foreign currency obligations to match and offset net currency exposures associated with certain assets and liabilities denominated in non-functional currencies. We have used in the past, and may use in the future, foreign currency forward contracts to hedge our exposure to foreign currency exchange rates. To the extent that we have assets or liabilities denominated in a foreign currency that are inadequately hedged or not hedged at all, we may be subject to foreign currency losses, which could be significant.

Our international operations can act as a natural hedge when both operating expenses and sales are denominated in local currencies. In these instances, although an unfavorable change in the exchange rate of a foreign currency against the U.S. dollar would result in lower sales when translated to U.S. dollars, operating expenses would also be lower in these circumstances. An increase in the rate at which a foreign currency is exchanged for U.S. dollars would require more of that particular foreign currency to equal a specified amount of U.S. dollars than before such rate increase. In such cases, and if we were to price our products and services in that particular foreign currency, we would receive fewer U.S. dollars than we would have received prior to such rate increase for the foreign currency. Likewise, if we were to price our products and services in U.S. dollars while competitors priced their products in a local currency, an increase in the relative strength of the U.S. dollar would result in our prices being uncompetitive in those markets. Such fluctuations in currency exchange rates could materially and adversely affect our business, financial condition and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our headquarters are located in San Jose, California. We lease facilities in North America, Europe and Asia Pacific. The following is a summary of the significant locations and primary functions of those facilities as of March 31, 2011:

Location	Function
North America	
San Jose, CA	Corporate headquarters, sales, research and development
Irvine, CA	Administration, sales, service, research and development
Colorado Springs, CO	Operations, service, research and development, sales, administration
Boulder, CO	Research and development
Englewood, CO	Research and development, service, sales, operations
Mendota Heights, MN	Research and development
Richardson, TX	Research and development
Bellevue, WA	Sales and administration
Other North America	Sales, research and development
Europe	
Paris, France	Sales
Munich, Germany	Sales and service
Zurich, Switzerland	Operations and administration
Bracknell, UK	Sales and service
Northampton, UK	Sales and service
Other Europe	Sales, service and administration
Asia Pacific	
Adelaide, Australia	Research and development
Brisbane, Australia	Sales and administration
Shanghai, China	Sales
Tokyo, Japan	Sales and media procurement
Kuala Lumpur, Malaysia	Administration and customer service
Singapore City, Singapore	Sales and distribution
Other Asia Pacific	Sales

ITEM 3. LEGAL PROCEEDINGS

None.

ITEM 4. RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the New York Stock Exchange under the symbol "QTM." As of June 3, 2011, the closing price of our common stock was $3.37 per share. The prices per share reflected in the following table represent the range of high and low sales prices of our common stock for the quarters indicated:

Fiscal 2011	High	Low
First quarter ended June 30, 2010	$ 2.98	$1.85
Second quarter ended September 30, 2010	2.15	1.11
Third quarter ended December 31, 2010	4.00	1.89
Fourth quarter ended March 31, 2011	4.45	2.19

Fiscal 2010	High	Low
First quarter ended June 30, 2009	$ 1.50	$0.66
Second quarter ended September 30, 2009	1.30	0.79
Third quarter ended December 31, 2009	3.15	1.15
Fourth quarter ended March 31, 2010	3.18	2.18

Historically, we have not paid cash dividends on our common stock and do not intend to pay dividends in the foreseeable future. Our ability to pay dividends is restricted by the covenants in our senior secured term debt agreement. See "Liquidity and Capital Resources" in Item 7 and also Note 7 "Convertible Subordinated Debt and Long-Term Debt" to the Consolidated Financial Statements.

As of June 3, 2011, there were 1,546 Quantum stockholders of record, including the Depository Trust Company, which holds shares of Quantum common stock on behalf of an indeterminate number of beneficial owners. The information required by this item regarding equity compensation plans is provided in Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

Performance Graph

The following graph compares the cumulative total return to stockholders of Quantum common stock at March 31, 2011 for the period since March 31, 2006 to the cumulative total return over such period of (i) the NASDAQ Composite Index, and (ii) the S & P Computer Storage & Peripherals Index. The graph assumes the investment of $100 on March 31, 2006 in our common stock and in each of the indices listed on the graph and reflects the change in the market price of our common stock relative to the changes in the noted indices at March 31, 2007, March 31, 2008, March 31, 2009, March 31, 2010 and March 31, 2011. The performance shown below is based on historical data and is not indicative of, nor intended to forecast, future price performance of our common stock.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Quantum Corporation, the NASDAQ Composite Index
and the S&P Computer Storage & Peripherals Index
$160
$140
$120
$100
$80
$60
$40
$20
$0
3/06
3/07
3/08
3/09
3/10
3/11
Quantum Corporation
NASDAQ Composite
S&P Computer Storage & Peripherals

*$100 invested on 3/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending March 31.

ITEM 6. SELECTED FINANCIAL DATA

This summary of selected consolidated financial information of Quantum for fiscal 2007 to 2011 should be read together with our Consolidated Financial Statements contained in this Annual Report on Form 10-K. We have acquired companies in addition to certain other items that affect the comparability of the selected financial information as described below.

Acquisitions

On August 22, 2006, we completed the acquisition of Advanced Digital Information Corporation. The selected information below includes the results of operations of our acquisition from the acquisition date.

Other Items

Fiscal 2010 results included a $12.9 million gain on debt extinguishment, net of costs. Fiscal 2009 results included $11.0 million of royalty revenue from a legal settlement and a $339.0 million goodwill impairment charge. We had a $12.6 million loss on debt extinguishment, net of costs in fiscal 2008. The results of operations for fiscal 2007 included $14.7 million of purchased in-process research and development in connection with the acquisition of ADIC.

(In thousands, except per share data)	For the year ended March 31,				
	2011	2010	2009	2008	2007
Statement of Operations Data:					
Total revenue	$ 672,270	$ 681,427	$ 808,972	$ 975,702	$1,016,174
Total cost of revenue	389,288	401,390	504,658	656,598	722,789
Gross margin	282,982	280,037	304,314	319,104	293,385
Income (loss) from operations	24,704	29,309	(329,925)	(8,097)	(27,154)
Net income (loss)	4,541	16,634	(358,264)	(60,234)	(64,094)
Basic net income (loss) per share	0.02	0.08	(1.71)	(0.30)	(0.33)
Diluted net income (loss) per share	0.02	0.02	(1.71)	(0.30)	(0.33)

	As of March 31,				
	2011	2010	2009	2008	2007
Balance Sheet Data:					
Total assets	$ 430,965	$ 504,143	$ 549,369	$1,065,725	$1,125,829
Short-term debt	1,067	23,983	4,000	4,000	25,000
Long-term debt	238,267	305,899	404,000	496,000	497,500

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Quantum Corporation ("Quantum", the "Company", "us" or "we"), founded in 1980, is a leading global storage company specializing in backup, recovery and archive solutions. Combining focused expertise, customer-driven innovation and platform independence, we provide a comprehensive, integrated range of disk, tape and software solutions supported by our sales and service organization. We work closely with a broad network of distributors, value-added resellers ("VARs"), direct marketing resellers, original equipment manufacturers ("OEMs") and other suppliers to solve customers' data protection, retention and management challenges. Our stock is traded on the New York Stock Exchange ("NYSE") under the symbol "QTM."

We offer a comprehensive range of solutions in the data storage market providing performance and value to organizations of all sizes. We believe our combination of expertise, innovation and platform independence allows us to solve customers' data protection and retention issues more easily, effectively and securely. Our open systems solutions are designed to provide significant storage efficiencies and cost savings while minimizing risk and protecting customers' prior investments. In addition, we have the global scale and scope to support our worldwide customer base. As a pioneer in disk-based data protection, we have a broad portfolio of disk system solutions featuring deduplication and replication technology. We have products spanning from entry-level autoloaders to enterprise libraries, and are a supplier of tape drives and media. Our data management software provides technology for shared workflow applications and multi-tiered archiving in high-performance, large-scale storage environments. We offer a full range of service with support available in more than 100 countries.

Business

We earn our revenue from the sale of products, systems and services through our sales force and an array of channel partners to reach end user customers, which range in size from small businesses to multinational enterprises. Our products are sold under both the Quantum brand name and the names of various OEM customers. We have a broad portfolio of disk systems, software solutions, tape automation systems, tape drives and other devices and media. Our data management software provides technology for shared workflow applications and multi-tiered archiving in high-performance, large-scale storage environments. The majority of our disk systems and tape automation systems include software features that provide disk and tape integration capabilities with our core deduplication and replication technologies. In addition, our service offerings include a broad range of coverage options to provide the level of support for the widest possible range of information technology ("IT") environments.

We have been transforming the company into a systems and solutions provider over the past few years, introducing offerings in the significant growth markets of disk and software backup and archive and introducing strategic enhancements and offerings in the tape automation market while continuing to provide service and support to new and existing customers. We have worked to improve revenue momentum, especially through our partners, and to continue improving operating performance. For fiscal 2011, we were focused on increasing disk systems and software solutions revenue, gaining share in the open systems tape automation market and delivering new technology in order to extend our ability to grow by continuing to extend and improve our product portfolio, expanding our position with the VAR channel and further investing in our technology platform.

During fiscal 2011, we continued to invest in our technology platform which resulted in a number of new product introductions and upgrades that extended and improved our product offerings, as well as development efforts on new products and features that will be released in the future. New product introductions and upgrades in fiscal 2011 included the DXi8500 disk system for enterprise solutions, the DXi6700 for midrange customers and the entry-level DXi4500 family in addition to the DXi 2.0 software release. We also introduced the Scalar i6000 tape automation solution for enterprise environments, the entry-level Scalar i40 and i80, StorNext 4.0 and version 4.0 of the Quantum Vision™ software as well as additional upgrades and enhancements to our disk systems, software solutions and tape automation systems. In the past year and a half we have refreshed the majority of our primary product lines, expanding our offerings for end user customers. We believe we are competitively positioned in the market with the strongest product portfolio that we have offered in several years.

We increased sales traction with the VAR channel during fiscal 2011 as evidenced by an increase in our branded revenue for the year. This was the result of both increased sales by certain existing partners and expanding our partner base. Our sales and marketing teams implemented a number of initiatives and efforts to provide our channel partners with support ranging from lead generation to customer references as well as product education and other training programs. We have noted those partners that are more closely technically aligned with regard to our product portfolio are the partners with stronger results. In addition, we continued to work with our channel partners to take advantage of opportunities to reach end customers that have historically chosen competitor products, but due to consolidation in the market and resulting actions by competitors, purchased Quantum products.

We continued to improve our capital structure in fiscal 2011 by significantly reducing our senior term debt, making the final payment on the convertible subordinated debt issued in 2003 and refinancing the 12% subordinated term debt with proceeds from the issuance of 3.5% convertible subordinated debt. At March 31, 2011, we had $104.3 million of senior term debt and $135 million of convertible subordinated debt. We plan to continue making principal prepayments on the senior term debt during fiscal 2012.

We view fiscal 2011 as a year that we shifted our focus from repositioning and restructuring Quantum to a focus on growth. We had expected revenue declines in OEM and royalty revenue this year; however, we delivered revenue growth in those areas where we were focused, which were total branded revenue and both branded disk systems and branded software solutions revenue. We made significant progress adding new customers that sell our disk systems and software solutions as well as tape automation systems and increased our alignment with existing and new channel partners. We focused our development efforts on launching Quantum branded products that provide end user customers with unique solutions and value to meet their backup, recovery and archive needs.

Evaluating the growth in the markets for our products and their associated impact to our fiscal 2012 plans, we participate in a tape market that is mature, a disk backup market that is growing and a file system and archive market that is also growing with significant potential for innovation and new solutions. As a result, in fiscal 2012 we expect total revenue to increase due to growth in branded disk systems and software solutions revenue, and we expect branded tape automation systems revenue to remain similar in fiscal 2012 compared to fiscal 2011 due to our continued efforts to increase market share by acquiring new customers in this declining market. We anticipate declines in OEM, royalty and branded devices and media revenue consistent with overall market expectations for the tape market.

Although our strategy, opportunity and goals for fiscal 2012 are not significantly different than fiscal 2011, we believe we are better positioned to execute on our growth plan. We have made changes in our sales and marketing organization to support growth in fiscal 2012, including restructuring our sales resources based on end user requirements, increasing our efforts to achieve tighter technical alignment on our complete product portfolio with our channel partners as well as actively pursuing opportunities to expand the market reach for our products. Another key area of focus for fiscal 2012 is continuing to expand and improve our products and solutions, with emphasis on branded disk systems and software solutions as well as introducing our initial StorNext appliance and expanding professional services and custom engineering. We believe our current tape automation systems, disk systems and software solutions provide excellent value propositions for customers and we plan to continue to expand the breadth and depth of our product and service offerings in fiscal 2012. We are focused on advancing these objectives to take advantage of our improved position in the markets in which we participate to grow revenue in fiscal 2012 and create shareholder value.

Results

In fiscal 2011, we saw improved revenue momentum with our partners, especially for midrange disk systems, and our continued efforts to increase revenue from disk systems and software solutions resulted in a 33% increase in disk systems and software solutions revenue in fiscal 2011 compared to a 5% decrease in fiscal 2010 from fiscal 2009. In fiscal 2011, we invested significantly in our product portfolio and continued to develop new technologies that will be the framework for future new product introductions. We had our second consecutive fiscal year of net income and continued to improve gross margins. In addition, we generated $52.3 million in cash from operations.

We had total revenue of $672.3 million in fiscal 2011, a 1% decrease from fiscal 2010 primarily due to expected reductions in OEM revenue, including devices and media and tape automation systems. Our product revenue from OEM customers decreased 16% while revenue from branded products increased 7% from fiscal 2010 primarily due to increased disk systems and software solutions revenue. Service revenue decreased primarily due to lower OEM repair revenue. Our focus on growing the branded business during the fiscal year is reflected in the greater proportion of non-royalty revenue from our branded business, at 79% in fiscal 2011 compared to 74% in fiscal 2010 and 67% in fiscal 2009. Royalty revenue decreased 7% primarily due to declining royalties from older DLT media, partially offset by growth in LTO royalties.

Our gross margin percentage increased 100 basis points in fiscal 2011 to 42.1% largely from decreased intangible amortization and also due to the continued shift in sales mix toward higher margin products and services. Gross margin was favorably impacted by product sales through our branded channels, which, as noted above, comprised a larger percentage of non-royalty revenue in fiscal 2011 than in fiscal 2010. The gross margin percentage increase was tempered by the decrease in royalty revenue.

Operating expenses increased $7.6 million, or 3%, primarily due to increased sales and marketing expenses from our efforts to drive branded revenue growth and expand our position within the channel. We had $24.7 million in income from operations in fiscal 2011, down from $29.3 million in fiscal 2010, and our second consecutive fiscal year with income from operations.

Interest expense decreased in fiscal 2011 largely due to a net decrease in average interest rates from refinancing the subordinated term debt in fiscal 2011. In addition during fiscal 2011, we paid $81.7 million in principal on our senior secured term debt, decreasing our acquisition-related term debt to $104.3 million at March 31, 2011. We have reduced our acquisition-related debt by 79% since its inception in August 2006. The $22.1 million convertible subordinated notes issued in 2003 were paid at maturity during fiscal 2011. We continued to generate cash from operating activities, with $52.3 million in fiscal 2011 compared to $100.2 million in fiscal 2010.

The following discussion of our financial condition and results of operations is intended to provide information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year and the primary factors for those changes.

RESULTS OF OPERATIONS FOR FISCAL 2011, 2010 AND 2009

Revenue

(dollars in thousands)	For the year ended March 31,						Change			
	2011		2010		2009		2011 vs. 2010		2010 vs. 2009	
		% of revenue		% of revenue		% of revenue				
Product revenue	$ 456,903	68.0%	$ 456,101	66.9%	$ 556,484	68.8%	$ 802	0.2%	$ (100,383)	(18.0)%
Service revenue	151,095	22.5%	156,477	23.0%	164,664	20.4%	(5,382)	(3.4)%	(8,187)	(5.0)%
Royalty revenue	64,272	9.5%	68,849	10.1%	87,824	10.8%	(4,577)	(6.6)%	(18,975)	(21.6)%
Total revenue	$ 672,270	100.0%	$ 681,427	100.0%	$ 808,972	100.0%	$ (9,157)	(1.3)%	$ (127,545)	(15.8)%

Total revenue decreased in fiscal 2011 compared to fiscal 2010 primarily due to expected reductions in OEM, service and royalty revenue. We had a slight increase in product revenue primarily due to increased sales of disk systems and software solutions revenue, largely offset by expected reductions in OEM devices and media revenue from a number of devices reaching end of life and expected decreases in OEM tape automation systems revenue.

Total revenue decreased in fiscal 2010 compared to fiscal 2009 primarily due to expected reductions in OEM revenue, including tape automation systems and devices and media sales, because we continued to choose not to pursue sales of products that typically have lower margins and also from lower branded revenue primarily as a result of the global recession reducing market demand. In addition, OEM deduplication software revenue decreased due to the changed nature of our relationship with EMC Corporation. Royalty revenues declined primarily from a royalty settlement in fiscal 2009 that was not repeated in fiscal 2010 while service revenue decreased from fiscal 2009, reflecting the reduction in our OEM product revenue and associated service relationships.

Product Revenue

(dollars in thousands)	For the year ended March 31, 2011	% of revenue	2010	% of revenue	2009	% of revenue	Change 2011 vs. 2010		2010 vs. 2009	
Disk systems and software solutions	$ 110,678	16.5%	$ 83,508	12.3%	$ 87,574	10.8%	$ 27,170	32.5%	$ (4,066)	(4.6)%
Tape automation systems	254,153	37.8%	263,977	38.7%	317,907	39.3%	(9,824)	(3.7)%	(53,930)	(17.0)%
Devices and media	92,072	13.7%	108,616	15.9%	151,003	18.7%	(16,544)	(15.2)%	(42,387)	(28.1)%
Total product revenue	$ 456,903	68.0%	$ 456,101	66.9%	$ 556,484	68.8%	$ 802	0.2%	$(100,383)	(18.0)%

Fiscal 2011 Compared to Fiscal 2010

Our product revenue, which includes sales of our hardware and software products sold through both our Quantum branded and OEM channels, increased slightly from fiscal 2010, primarily due to increased sales of disk systems and software solutions, mostly offset by anticipated decreases in devices and media and tape automation systems. Revenue from sales of branded products increased 7% in fiscal 2011 compared to fiscal 2010 also primarily due to increased sales of disk systems and software solutions.

A primary goal for fiscal 2011 was to grow revenue from disk systems and software solutions. We introduced new disk products and upgrades to both disk systems and to software solutions in fiscal 2011. We have also worked to expand engagement with our channel partners to increase sales of disk systems and software solutions. Revenue from disk systems and software solutions increased 33% to $110.7 million in fiscal 2011 compared to fiscal 2010, primarily due to increased midrange disk product sales. Midrange disk systems revenue nearly tripled from fiscal 2010 primarily due to the addition of revenue from our DXi6700 product family and increased sales of the DXi6500 product family. In addition, StorNext software revenue also continued to increase compared to prior years. As a result of these revenue increases, disk systems and software solutions comprised a greater proportion of both product revenue and total revenue in fiscal 2011 compared to fiscal 2010.

Tape automation systems sales decreased $9.8 million, or 4%, in fiscal 2011 compared to fiscal 2010. This decrease was primarily due to expected declines in OEM revenues from our decision to exit portions of this market in prior years as well as declining demand in the overall tape automation market. We had a smaller decrease in branded tape automation systems revenue due to declines in enterprise and midrange product sales mostly offset by increased entry-level product sales from the addition of the Scalar i40 and i80 products.

Product revenue from devices, including tape drives and removable hard drives, and non-royalty media sales decreased 15% to $92.1 million primarily due to anticipated decreases in sales of older OEM device technologies that reached, or are nearing, end of life. We continue to be strategic with media sales and have chosen to not pursue opportunities that do not provide sufficient margins. Media revenues were approximately the same as fiscal 2010.

Fiscal 2010 Compared to Fiscal 2009

Product revenue from OEM sales decreased $72.0 million, while revenue from branded products decreased $28.4 million. The product revenue decrease was most pronounced in our tape automation systems and to a lesser extent from devices and media products. We had a modest decrease in our disk systems and software solutions revenue.

Revenue from disk systems and software solutions decreased $4.1 million to $83.5 million in fiscal 2010 compared to fiscal 2009 due to decreased OEM deduplication software revenue which was partially offset by increases in branded disk systems and software solutions revenue. Our focus on expanding disk systems and software solutions revenue was reflected in increased sales of our branded DXi-Series products, including DXi7500 revenues and the addition of revenue from our DXi6500 product family. In addition, StorNext software revenue increased in fiscal 2010.

Tape automation system sales decreased $53.9 million to $264.0 million in fiscal 2010 compared to fiscal 2009. This decrease was primarily due to the decline in demand resulting from the global recession and to a lesser extent from our decision to exit portions of the entry-level automation market in fiscal 2010 and prior years. Over half of the decrease was attributable to reduced revenue from OEM customers in fiscal 2010.

Devices and media product revenues decreased $42.4 million to $108.6 million largely due to decreased sales of midrange and, to a lesser extent, entry-level drives sold to OEMs as our older tape drives reach their end of life. We continued to place emphasis on sales of non-royalty media that bring higher margins and to not pursue volume sales at lower margins, resulting in lower overall revenue from non-royalty media products.

Service Revenue

Service revenue includes revenue from sales of hardware service contracts, product repair, installation and professional services. Hardware service contracts are typically purchased by our customers to extend the warranty or to provide faster service response time, or both. Service revenue decreased 3% to $151.1 million in fiscal 2011 compared to fiscal 2010 primarily due to planned decreases in OEM product repair services and, to a lesser extent, reduced hardware service contracts from our OEM customers. OEM service revenue decreases are due to many of our device products that have reached, or are nearing, end of service life. Service revenue from our branded products was approximately the same as fiscal 2010.

Service revenue decreased $8.2 million to $156.5 million in fiscal 2010 compared to fiscal 2009 primarily due to reduced service revenues from OEM customers. Although service revenue related to our branded products increased slightly in fiscal 2010, this increase was tempered in the first of half of fiscal 2010 due to several changes in customer trends during this period. These included customers renewing their service contracts for shorter periods, choosing lower cost and slower response time service levels and waiting longer periods after a contract lapsed to renew. It appears these changed trends for the first half of fiscal 2010 were in response to the recession and reduced IT budgets.

Royalty Revenue

Royalty revenue declined 7%, or $4.6 million, in fiscal 2011 due to expected decreases of maturing DLT media unit sales by media licensees. These decreases were partially offset by increased royalties from LTO media in fiscal 2011.

Royalty revenue declined $19.0 million to $68.8 million in fiscal 2010 primarily due to $11.0 million in royalty revenue recorded in connection with a settlement agreement in fiscal 2009 that was not repeated. Tape media royalties decreased $8.0 million in fiscal 2010 compared to fiscal 2009 primarily due to lower media unit sales of DLT media and, to a lesser extent, LTO media.

Looking Forward

For fiscal 2012, we anticipate total revenue will increase as a result of increased branded revenue with continued growth in branded disk systems and software solutions due to our focus in these areas and market opportunities. We believe increased customer awareness and interest in our offerings will also contribute to growth in branded disk systems and software solutions revenue. We expect branded tape automation systems revenue will be similar in fiscal 2012 compared to fiscal 2011 due to market share gains in a declining tape market. In addition, we anticipate additional new products and enhancements across our portfolio will contribute to increased branded disk systems and software solutions sales as well as maintaining branded tape automation systems revenue in fiscal 2012. However, we project continued declines in OEM, royalty and branded devices and media revenue in fiscal 2012 that align with overall market expectations.

Gross Margin

(dollars in thousands)	For the year ended March 31, 2011 Margin	2011 Margin Rate	2010 Margin	2010 Margin Rate	2009 Margin	2009 Margin Rate	Change 2011 vs. 2010		Change 2010 vs. 2009	
Product gross margin	$ 162,528	35.6%	$ 155,533	34.1%	$ 176,889	31.8%	$ 6,995	4.5%	$ (21,356)	(12.1)%
Service gross margin	56,784	37.6%	55,655	35.6%	39,601	24.0%	1,129	2.0%	16,054	40.5%
Royalty gross margin	64,272	100.0%	68,849	100.0%	87,824	100.0%	(4,577)	(6.6)%	(18,975)	(21.6)%
Gross margin	$ 282,982*	42.1%	$ 280,037	41.1%	$ 304,314	37.6%	$ 2,945	1.1%	$ (24,277)	(8.0)%

* Fiscal 2011 total gross margin includes $0.6 million of restructuring charges related to cost of revenue.

Fiscal 2011 Compared to Fiscal 2010

The 100 basis point increase in gross margin percentage in fiscal 2011 compared to fiscal 2010 was largely due to lower intangible amortization from certain intangibles becoming fully amortized in the first half of fiscal 2011. In addition, gross margin was favorably impacted by the continued shift in sales mix toward higher margin products and services. Product sales through our branded channels comprised a higher percentage of non-royalty revenue in fiscal 2011 than fiscal 2010. Branded sales comprised 79% of non-royalty revenue in fiscal 2011, compared to 74% for fiscal 2010. Sales of branded products typically generate higher gross margins than sales to our OEM customers; however, OEM deduplication software revenue provides one of our highest product margins. Contributing to the change in our revenue mix was our emphasis on sales growth of our disk systems and software solutions which increased to 17% of revenue in fiscal 2011 compared to 12% of revenue in the prior year. The gross margin percentage increase was tempered by the $4.6 million decrease in royalty revenue.

Fiscal 2010 Compared to Fiscal 2009

The 350 basis point increase in gross margin percentage in fiscal 2010 compared to fiscal 2009 was largely due to a shift in our revenue mix as we emphasized sales of our disk systems and software solutions and branded revenues. Gross margin rates were also favorably impacted by cost-saving initiatives implemented in fiscal 2010 and prior years. Revenues from branded products and services in fiscal 2010 comprised 74% of non-royalty revenue compared to 67% of non-royalty revenue in fiscal 2009. Sales of branded products typically generate higher gross margins than sales to our OEM customers; however, OEM deduplication software revenue provides one of our highest product margins.

Product Gross Margin

Fiscal 2011 Compared to Fiscal 2010

Product gross margin dollars increased $7.0 million, or 5%, and product gross margin percentage improved approximately 150 basis points from fiscal 2010 although product revenue was approximately the same in fiscal 2011 compared to fiscal 2010. These margin increases were primarily due to a $7.4 million decrease in intangible amortization in fiscal 2011. Product gross margin was also favorably impacted by the change in our product revenue mix compared to fiscal 2010. Revenue from branded product sales increased 7% in fiscal 2011. In addition, revenue from disk systems and software solutions increased to 24% of product revenue in fiscal 2011, compared to 18% of product revenue in fiscal 2010. Offsetting the change in product revenue mix was increased warranty expense due to warranty benefits in fiscal 2010 compared to warranty expense in fiscal 2011. Warranty benefits in the prior year were attributable to decreasing overall service and repair costs, a declining number of in-warranty units repaired and numerous products reaching the end of their warranty coverage.

Fiscal 2010 Compared to Fiscal 2009

Product gross margin dollars decreased $21.4 million or 12% on a product revenue decrease of 18% in fiscal 2010 compared to fiscal 2009 while our product gross margin percentage improved approximately 230 basis points in fiscal 2010 compared to fiscal 2009. The increased product gross margin percentage was primarily due to the combination of a continued shift in our product revenue mix to higher margin products and improvements in our manufacturing cost structure. The mix shift includes a greater proportion of branded products, including increased branded disk systems and software solutions. Although OEM deduplication software revenue decreased in fiscal 2010, product revenue from disk systems and software solutions increased to 18% of product revenue in fiscal 2010 compared to 16% in fiscal 2009. Cost-cutting measures and manufacturing efficiencies implemented in the current and prior year also contributed to improved product gross margin rates compared to the prior year.

Service Gross Margin

Fiscal 2011 Compared to Fiscal 2010

Service gross margin dollars increased $1.1 million, or approximately 2%, despite a 3% reduction in service revenue in fiscal 2011 compared to the prior year. Additionally, our service gross margin percentage increased 200 basis points to 37.6% in fiscal 2011 from 35.6% in fiscal 2010, primarily due to expense reductions in our service delivery model. In addition, branded service revenue comprised a larger proportion of service revenue in fiscal 2011 than in fiscal 2010 primarily due to declines in repairs for OEM customers. Product repairs and service for OEM customers typically have a lower service margin than similar services for branded products. We have reduced expense in our service delivery model by repairing certain product lines in our facilities at a lower cost in fiscal 2011 than we incurred with external service providers in prior years.

Fiscal 2010 Compared to Fiscal 2009

Service gross margin dollars increased $16.1 million, or approximately 41%, despite a 5% reduction in service revenue in fiscal 2010 compared to the prior year. Additionally, our service gross margin percentage increased to 35.6% in fiscal 2010 from 24.0% in fiscal 2009. These increases were primarily due to cost reductions in our service delivery model and reduced lower-margin OEM repair activities. Efficiencies in our service delivery model that contributed to the increased service gross margin percentage included streamlining processes, consolidating service inventory locations, reducing headcount and decreasing third party external service providers and freight vendors as well as related expenses. In addition, we had decreased lower of cost or market inventory charges related to imminent end of service life dates on certain product families and planned product roadmap transitions compared to fiscal 2009.

Looking Forward

In fiscal 2012, we expect the projected growth in overall revenue to increase the gross margin rate due to the increased percentage of revenue from branded sales which typically have a higher gross margin. Tempering this anticipated increase is the absence of the majority of the OEM deduplication software revenue that was included in our fiscal 2011 results as well as expected declines in royalty revenue in fiscal 2012. OEM deduplication software revenue and royalty revenue both provide some of our highest gross margins. In addition, we continue to closely manage our manufacturing, service and repair costs.

Research and Development Expenses

(dollars in thousands)	For the year ended March 31,						Change			
	2011		2010		2009		2011 vs. 2010		2010 vs. 2009	
		% of revenue		% of revenue		% of revenue				
Research and development	$ 73,008	10.9%	$ 69,949	10.3%	$ 70,537	8.7%	$ 3,059	4.4%	$ (588)	(0.8)%

Fiscal 2011 Compared to Fiscal 2010

The increase in research and development expenses for fiscal 2011 was primarily due to a $3.7 million increase in salaries and benefits from investment in our disk systems and software engineering teams to support new product development efforts. Partially offsetting this increase was a $0.8 million decrease in project materials due to the types of products under development and related testing material requirements compared to the prior year.

Fiscal 2010 Compared to Fiscal 2009

Research and development expenses decreased slightly during fiscal 2010 compared to fiscal 2009 largely due to cost-cutting initiatives and efforts to streamline processes that reduced expenses. These cost reductions were largely offset by increased research and development activities in strategic areas of our business, including the release of several new products in fiscal 2010. Depreciation expense decreased $1.0 million due to a number of assets supporting our research and development efforts becoming fully depreciated during fiscal 2010. Salaries and benefits decreased $0.4 million primarily due to lower headcount compared to fiscal 2009. A $0.3 million decrease in project materials was primarily due to reduced tape automation system development material needs compared to fiscal 2009. These decreases were partially offset by a $1.2 million increase in external service provider expense in support of a number of new products under development in fiscal 2010.

Looking Forward

In fiscal 2012, we anticipate increased research and development expenses from additional investments in development efforts to expand our disk systems and software solutions offerings, including the launch of our initial StorNext appliance.

Sales and Marketing Expenses

(dollars in thousands)	For the year ended March 31,						Change			
	2011		2010		2009		2011 vs. 2010		2010 vs. 2009	
		% of revenue		% of revenue		% of revenue				
Sales and marketing	$122,768	18.3%	$114,612	16.8%	$141,250	17.5%	$ 8,156	7.1%	$(26,638)	(18.9)%

Fiscal 2011 Compared to Fiscal 2010

Sales and marketing expenses increased in fiscal 2011 primarily due to a $5.4 million increase in salaries and benefits from growing our branded sales force and marketing team. In addition, advertising and marketing expenditures increased by $1.8 million from supporting new product introductions and efforts to expand our position with existing and new channel partners to drive future growth.

Fiscal 2010 Compared to Fiscal 2009

Sales and marketing expenses decreased during fiscal 2010 compared to fiscal 2009 due to continued cost-saving initiatives and efforts to continue to align our sales and marketing resources with market conditions and opportunities. Salaries and benefits decreased $13.6 million due to reduced headcount in fiscal 2010. Marketing-related expenses, such as marketing materials and trade shows, decreased $4.7 million, travel expenses decreased $3.1 million and external service provider expense decreased $1.1 million in fiscal 2010 compared to the prior year. In addition, amortization expense decreased $1.5 million during fiscal 2010 compared to fiscal 2009 due to certain intangible assets becoming fully amortized during fiscal 2009.

Looking Forward

In fiscal 2012, we anticipate similar sales and marketing expenses as in fiscal 2011; however, we have implemented changes to our sales and marketing organization to apply sales resources based on end user requirements and to deploy our marketing resources with increased emphasis on expanding technical alignment across our product portfolio with our existing and new channel partners, including increasing the breadth and depth of technical resources and training for our partners.

General and Administrative Expenses

(dollars in thousands)	For the year ended March 31,						Change			
	2011		2010		2009		2011 vs. 2010		2010 vs. 2009	
		% of revenue		% of revenue		% of revenue				
General and administrative	$ 59,460	8.8%	$ 61,372	9.0%	$ 76,645	9.5%	$ (1,912)	(3.1)%	$ (15,273)	(19.9)%

Fiscal 2011 Compared to Fiscal 2010

The decrease in general and administrative expenses was primarily due to a $1.0 million decrease in net VAT expense primarily due to provisions for VAT audits during fiscal 2010 that were not repeated in fiscal 2011. In addition, we had a $0.8 million decrease in legal expenses compared to fiscal 2010.

Fiscal 2010 Compared to Fiscal 2009

The $15.3 million decrease in general and administrative expenses during fiscal 2010 compared to fiscal 2009 was primarily due to decreases of $6.1 million in legal expenses, $3.4 million in salaries and benefits, $1.6 million in external service providers expense and $1.0 million in bad debt expense. Legal expenses decreased primarily due to intellectual property protection efforts in fiscal 2009 that did not reoccur in fiscal 2010 in addition to company-wide cost-savings initiatives. Salaries and benefits decreased in fiscal 2010 compared to fiscal 2009 due to reduced headcount, and external service provider expense decreased as a result of cost-savings initiatives. Bad debt expense decreased due to net recoveries from collection efforts and continued close monitoring of credit worthiness of customers in fiscal 2010.

Restructuring Charges

(dollars in thousands)	For the year ended March 31,						Change			
	2011		2010		2009		2011 vs. 2010		2010 vs. 2009	
		% of revenue		% of revenue		% of revenue				
Restructuring charges related to cost of revenue	$ 602	0.1%	$ —	—%	$ —	—%	$ 602	100.0%	$ —	—%
Restructuring charges in operating expenses	3,042	0.5%	4,795	0.7%	6,807	0.8%	(1,753)	(36.6)%	(2,012)	(29.6)%
Total restructuring charges	$ 3,644	0.5%	$ 4,795	0.7%	$ 6,807	0.8%	$ (1,151)	(24.0)%	$ (2,012)	(29.6)%

Our restructuring actions are steps undertaken to reduce costs in an effort to return to consistent profitability. In fiscal 2011, restructuring actions to consolidate operations supporting our business were the result of strategic management decisions. In fiscal 2010 and 2009, restructuring actions to consolidate operations supporting our business were primarily in response to the global recession. For additional information and disclosure of restructuring charges refer to Note 8 "Restructuring" to the Consolidated Financial Statements. Until we achieve consistent and sustainable levels of profitability, we may incur restructuring charges in the future from additional cost reduction efforts.

Fiscal 2011 Compared to Fiscal 2010

The decrease in restructuring charges in fiscal 2011 was primarily due to a $5.3 million decrease in facility restructuring charges from vacating and accruing the remaining contractual lease payments on four facilities in the prior year as well as negotiating settlements for lease liabilities on two vacated facilities in the U.S. for amounts lower than the outstanding lease contracts in fiscal 2011. Partially offsetting this decrease was a $3.0 million increase in severance and benefits expense as a result of strategic management decisions to consolidate operations supporting our business in the fourth quarter of fiscal 2011. The restructuring charges related to cost of revenue were costs from exiting a supplier relationship in fiscal 2011.

Fiscal 2010 Compared to Fiscal 2009

Restructuring charges decreased in fiscal 2010 compared to fiscal 2009 primarily due to reduced severance activities. We responded to the global recession by decreasing headcount in the second half of fiscal 2009 to realign our cost structure with market opportunities. Although the recession continued to impact our business in fiscal 2010, we were better aligned with market opportunities as a result of these prior year severance actions. This was reflected in $0.6 million in severance costs in fiscal 2010 compared to $8.0 million in fiscal 2009. In addition, we negotiated a settlement for contract termination fees that resulted in a restructuring benefit of $0.6 million for other restructuring activities in fiscal 2010. Partially offsetting these decreases was an increase in facility restructuring charges as a result of $4.8 million in facility restructuring expense for vacating portions of four locations in the U.S. during fiscal 2010 compared to net facility restructuring benefits of $1.2 million in the prior year from negotiating settlements for amounts lower than the outstanding lease contracts.

Goodwill Impairment

We evaluate goodwill for impairment annually in the fourth quarter of our fiscal year or more frequently when indicators of impairment are present. We had no goodwill impairment in fiscal 2011 or fiscal 2010 compared to a $339.0 million impairment in fiscal 2009. We were not at risk of failing step one of either the fiscal 2011 or fiscal 2010 annual goodwill impairment tests. The fiscal 2009 impairment evaluation began in the third quarter of fiscal 2009 due to the following impairment indicators:

- a significant decline in our stock price, bringing market capitalization below book value;
- a significant adverse change in the business climate;
- negative current events and changed long-term economic outlook as a result of the financial market collapse that started at the end of the second quarter of fiscal 2009; and
- our need to test long-lived assets for recoverability under applicable accounting rules.

As a result of the presence of these indicators of impairment, during the third quarter of fiscal 2009, we performed an interim test to determine if our goodwill was impaired and recorded an estimated impairment of $339.0 million. We completed our goodwill impairment evaluation in the fourth quarter of fiscal 2009 and concluded no adjustments were needed to the $339.0 million impairment. The goodwill impairment did not impact our cash or cash equivalents balances, cash flows from operations, liquidity or compliance with debt covenants. For further information, see Note 5 "Goodwill and Intangible Assets" to the Consolidated Financial Statements.

Interest Income and Other, Net

	For the year ended March 31,						Change			
(dollars in thousands)	**2011**		**2010**		**2009**		**2011 vs. 2010**		**2010 vs. 2009**	
		% of revenue		**% of revenue**		**% of revenue**				
Interest income and other, net	$ 1,199	0.2%	$ 1,255	0.2%	$ 41	—%	$ (56)	(4.5)%	$ 1,214	n/m

Fiscal 2011 Compared to Fiscal 2010

Interest income and other, net was relatively unchanged in fiscal 2011 compared to fiscal 2010 from the net result of offsetting changes. We had a $1.2 million decrease from fair value gains on an interest rate collar in fiscal 2010 that expired in fiscal 2010 and $0.9 million in fees for an amendment to our senior secured credit agreement in fiscal 2011. These were offset by a $0.9 million net increase in foreign exchange gains primarily due to the U.S. dollar weakening against the Australian dollar and the euro in fiscal 2011 compared to fiscal 2010 and $0.9 million in investment gains on private technology venture limited partnerships.

Fiscal 2010 Compared to Fiscal 2009

Interest income and other, net increased $1.2 million primarily due to a net decrease in foreign exchange losses due to smaller losses during fiscal 2010 compared to fiscal 2009. The decrease in foreign exchange losses was primarily due to the U.S. dollar weakening against the British pound and the Australian dollar in fiscal 2010 compared to fiscal 2009. Two other items in interest income and other, net mostly offset each other. Investment gains increased $1.0 million due to gains on investments within the deferred compensation plan in fiscal 2010 compared to losses in fiscal 2009. Interest income decreased $0.9 million due to lower market interest rates in fiscal 2010 than in fiscal 2009.

Interest Expense

(dollars in thousands)	For the year ended March 31,						Change			
	2011		2010		2009		2011 vs. 2010		2010 vs. 2009	
		% of revenue		% of revenue		% of revenue				
Interest expense	$ 20,163	3.0%	$ 25,515	3.7%	$ 29,261	3.6%	$ (5,352)	(21.0)%	$ (3,746)	(12.8)%

Fiscal 2011 Compared to Fiscal 2010

Interest expense decreased in fiscal 2011 compared to fiscal 2010 primarily due to decreased average interest rates from refinancing the subordinated term debt with 3.5% convertible subordinated notes issued in November 2010. In addition, we reduced our outstanding senior secured term debt balance by $81.7 million and this term debt had lower interest rates compared to fiscal 2010, both of which contributed to decreased interest expense.

Fiscal 2010 Compared to Fiscal 2009

Interest expense decreased in fiscal 2010 compared to fiscal 2009 primarily due to reducing our outstanding senior secured term debt balance by $61.9 million. In addition we refinanced $137.9 million of our outstanding 4.375% convertible subordinated notes with $121.7 million in subordinated term loans, reducing our debt liability an additional $16.2 million in fiscal 2010. Partially offsetting this decrease was higher interest expense related to this refinancing because the replacement term debt carried a higher fixed interest rate. As a result, our weighted average interest rate increased approximately 100 basis points in fiscal 2010 compared to fiscal 2009.

In addition to the items noted above, interest expense includes the amortization of debt issuance costs for debt facilities and also included prepayment fees in fiscal 2009. For further information, refer to Note 7 "Convertible Subordinated Debt and Long-Term Debt" to the Consolidated Financial Statements.

Looking Forward

We expect quarterly interest expense in fiscal 2012 to be similar to interest expense in the fourth quarter of fiscal 2011. In addition, we plan to continue making principal payments in excess of the required quarterly amount on the senior term debt during fiscal 2012.

Gain (Loss) on Debt Extinguishment, Net

(dollars in thousands)	For the year ended March 31,						Change			
	2011		2010		2009		2011 vs. 2010		2010 vs. 2009	
		% of revenue		% of revenue		% of revenue				
Gain (loss) on debt extinguishment, net	$ (1,186)	(0.2)%	$ 12,859	1.9%	$ —	—%	$ (14,045)	(109.2)%	$ 12,859	n/m

During the third quarter of fiscal 2011, we issued $135 million aggregate principal of 3.50% convertible subordinated notes ("current notes"). We used the proceeds from the issuance to fully repay the subordinated term loans. In connection with this debt extinguishment, we wrote off $1.2 million of unamortized debt costs related to the subordinated term loans.

During fiscal 2010, we refinanced $137.9 million aggregate principal amount of our prior convertible subordinated debt, consisting of $87.2 million through a tender offer and $50.7 million in a private transaction. In connection with these transactions, we recorded a gain on debt extinguishment, net of costs, of $12.9 million comprised of the gross gain of $15.6 million, reduced by $2.1 million in expenses and $0.6 million of unamortized debt costs related to the refinanced notes.

Income Taxes

(dollars in thousands)	For the year ended March 31,						Change			
	2011		2010		2009		2011 vs. 2010		2010 vs. 2009	
		% of pre-tax income		% of pre-tax income		% of pre-tax loss				
Income tax provision (benefit)	$ 13	0.3%	$ 1,274	7.1%	$ (881)	0.2%	$ (1,261)	(99.0)%	$ 2,155	n/m

The $1.3 million decrease in tax expense in fiscal 2011 compared to fiscal 2010 was primarily due to the release of $0.9 million in tax liabilities in foreign jurisdictions in fiscal 2011. Tax expense in fiscal 2011 was primarily comprised of foreign income taxes and state taxes, offset by the release of tax liabilities in foreign jurisdictions due to a favorable settlement and expiration of statutes of limitation. Tax expense in fiscal 2010 was primarily comprised of foreign income taxes and state taxes. The tax benefit for fiscal 2009 was from the release of $3.4 million in tax liabilities due to a favorable settlement and expiration of their respective statutes of limitation partially offset by foreign income taxes and state taxes of $2.5 million.

In connection with the disposition of our hard-disk drive business, HDD, to Maxtor Corporation ("Maxtor"), we entered into a Tax Sharing and Indemnity Agreement with Maxtor, dated as of April 2, 2001 (the "Tax Sharing Agreement") that, among other things, defined each company's responsibility for taxes attributable to periods prior to April 2, 2001. Pursuant to a settlement agreement entered into between the companies dated as of December 23, 2004, Maxtor's remaining tax indemnity liability under the Tax Sharing Agreement was limited to $8.8 million. As of March 31, 2011, $6.0 million remains as the indemnity liability. We believe that this amount is sufficient to cover any remaining potential tax liabilities under the Tax Sharing Agreement.

Amortization of Intangible Assets

The following table details intangible asset amortization expense by classification within our Consolidated Statements of Operations (in thousands):

	For the year ended March 31,			Change			
	2011	2010	2009	2011 vs. 2010		2010 vs. 2009	
Cost of revenue	$ 14,662	$ 22,069	$ 24,668	$ (7,407)	(33.6)%	$ (2,599)	(10.5)%
Research and development	200	400	400	(200)	(50.0)%	—	—%
Sales and marketing	13,419	13,575	15,035	(156)	(1.2)%	(1,460)	(9.7)%
General and administrative	100	100	100	—	—%	—	—%
	$ 28,381	$ 36,144	$ 40,203	$ (7,763)	(21.5)%	$ (4,059)	(10.1)%

The decreased intangible asset amortization in fiscal 2011 compared to fiscal 2010 and in fiscal 2010 compared to fiscal 2009 was primarily due to certain intangible assets becoming fully amortized during fiscal 2011 and 2010.

Intangible assets are amortized over their estimated useful lives, which range from one to eight years. Amortizable intangible and other long-lived assets are reviewed for impairment whenever events or circumstances indicate impairment might exist. Projected undiscounted net cash flows expected to be derived from the use of those assets are compared to the respective net carrying amounts to determine whether any impairment exists. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. We had no amortizable intangible asset or long-lived asset impairments in fiscal 2011, 2010 or 2009. Refer to Note 5 "Goodwill and Intangible Assets" to the Consolidated Financial Statements for further information regarding our amortizable intangible assets.

Share-Based Compensation

The following table summarizes share-based compensation within our Consolidated Statements of Operations (in thousands):

	For the year ended March 31,			Change			
	2011	2010	2009	2011 vs. 2010		2010 vs. 2009	
Cost of revenue	$ 1,768	$ 1,366	$ 1,419	$ 402	29.4%	$ (53)	(3.7)%
Research and development	2,486	2,373	2,722	113	4.8%	(349)	(12.8)%
Sales and marketing	3,121	2,581	2,695	540	20.9%	(114)	(4.2)%
General and administrative	3,046	3,469	3,756	(423)	(12.2)%	(287)	(7.7)%
	$ 10,421	$ 9,789	$ 10,592	$ 632	6.5%	$ (803)	(7.6)%

The increase in share-based compensation expense in fiscal 2011 compared to fiscal 2010 was primarily due to the reinstatement of the employee stock purchase plan ("ESPP") in January 2010. Share-based compensation expense related to the ESPP increased $1.2 million in fiscal 2011 compared to fiscal 2010 due to the cancellation of the ESPP for the majority of fiscal 2010. The increase was partially offset by a $0.5 million decrease in expense related to our restricted stock units as more restricted stock vested in fiscal 2011 than was replaced by new restricted stock unit grants.

The decrease in share-based compensation in fiscal 2010 compared to fiscal 2009 was primarily due to cancellation of rights to purchase shares under our ESPP for three six-month cycles as well as the type of share-based grants in fiscal 2010 compared to fiscal 2009. Share-based compensation related to the ESPP was $0.4 million lower in fiscal 2010 than in fiscal 2009 due to the timing of the cancellation and reinstatement of the ESPP relative to our fiscal year. We granted significantly more stock options than restricted stock units in fiscal 2010 compared to more restricted stock units granted than stock options in fiscal 2009. In general, a single stock option had lower share-based compensation expense than a single restricted stock unit in both fiscal 2010 and 2009. In addition, more restricted stock vested in fiscal 2010, especially grants to our research and development employees, than was replaced by new restricted stock unit grants. This also contributed to the decreased share-based compensation expense in fiscal 2010 compared to fiscal 2009.

Recent Accounting Pronouncements

See Recent Accounting Pronouncements in Note 2 "Summary of Significant Accounting Policies" to the Consolidated Financial Statements for a full description of recent accounting pronouncements including the respective expected dates of adoption and effects on our results of operations and financial condition.

LIQUIDITY AND CAPITAL RESOURCES

(In thousands)	As of or for the year ended March 31,		
	2011	2010	2009
Cash and cash equivalents	$ 76,010	$ 114,947	$ 85,532
Net income (loss)	4,541	16,634	(358,264)
Net cash provided by operating activities	52,327	100,164	89,100
Net cash used in investing activities	(10,103)	(8,541)	(4,680)
Net cash used in financing activities	(81,286)	(62,398)	(90,041)

Fiscal 2011

The $47.8 million difference between reported net income and cash provided by operating activities in fiscal 2011 was primarily due to $67.5 million of non-cash expenses, including $30.3 million in amortization, $13.8 million in service parts lower of cost or market adjustment, $11.7 million in depreciation and $10.4 million in share-based compensation. These noncash expenses were partially offset by a $14.9 million increase in accounts receivable primarily due to increased sales of products and service billings in the fourth quarter of fiscal 2011 compared to the fourth quarter of fiscal 2010.

Cash used in investing activities during fiscal 2011 was primarily due to $12.3 million in purchases of property and equipment. Equipment purchases were primarily for engineering test equipment to support product development activities.

Cash used in financing activities during fiscal 2011 was primarily due to net debt repayments of $95.5 million, including $81.7 million of principal on the senior secured term debt. We refinanced the subordinated term loans with 3.50% convertible subordinated debt in fiscal 2011, and the repayment of this long-term debt was offset by borrowings of convertible subordinated debt, net. For additional information regarding this refinancing, see Note 7 "Convertible Subordinated Debt and Long-Term Debt" to the Consolidated Financial Statements. In addition, we received $16.5 million from the issuance of common stock.

Fiscal 2010

The $83.5 million difference between reported net income and cash provided by operating activities in fiscal 2010 was primarily due to $71.3 million of non-cash expenses comprised of $38.5 million in amortization, $12.1 million in depreciation, $11.4 million in service parts lower of cost or market adjustment and $9.8 million in share-based compensation. These non-cash expenses were partially offset by a $15.6 million non-cash gain on debt extinguishment. Cash provided by operating activities was also due to an $11.5 million increase in accounts payable from the timing of payments and from increased purchases at the end of the fourth quarter of fiscal 2010. In addition, we had a $9.5 million increase in deferred revenue primarily from prepaid license fees under an OEM agreement.

Cash used in investing activities during fiscal 2010 was primarily due to $8.6 million in purchases of property and equipment. Equipment purchases were comprised of engineering, IT and marketing equipment to support product development initiatives. We also upgraded a data center and invested in leasehold improvements in another facility in fiscal 2010.

Cash used in financing activities during fiscal 2010 was primarily due to repaying $61.9 million of the senior secured term debt. We refinanced a majority of the 4.375% convertible subordinated debt during the first half of fiscal 2010, and repayments of these notes were offset by borrowings of long-term debt, net, under two subordinated term loan agreements.

Fiscal 2009

The $447.4 million difference between reported net loss and cash provided by operating activities in fiscal 2009 was primarily due to $427.7 million of non-cash items including a $339.0 million goodwill impairment charge, $42.3 million of amortization, $20.7 million of service parts lower of cost or market adjustment, $15.5 million of depreciation and $10.6 million of share-based compensation. Cash provided by operations during the fiscal year was primarily due to a decrease in accounts receivable and an increase in deferred revenue, largely offset by the uses of cash in operations from decreased accounts payable. The $75.1 million decrease in accounts receivable was primarily due to lower sales and strong collections during fiscal 2009. The $11.5 million increase in deferred revenue was related to increased sales of service contracts. The $52.7 million decrease in accounts payable was largely due to lower expenditures for inventories and other operating costs.

Cash used in investing activities during fiscal 2009 reflects $5.4 million in purchases of property and equipment, partially offset by a $1.0 million return of principal from our private technology venture limited partnership investments. Equipment purchases were primarily the result of maintaining our day to day business operations infrastructure and included voice communication system upgrades, hardware and software to equip our consolidated data center and leasehold improvements. We also purchased development equipment to support disk product releases during the fiscal year.

Cash used in financing activities during fiscal 2009 was primarily related to $92.0 million of principal payments on our term loan under the senior secured term debt.

Capital Resources and Financial Condition

We have made progress in reducing operating costs in recent years. We continue to focus on improving our operating performance, including increasing revenue in higher margin areas of the business and continuing to improve margins in an effort to return to consistent profitability and to generate positive cash flows from operating activities. We believe that our existing cash and capital resources will be sufficient to meet all currently planned expenditures, debt repayments, contractual obligations and sustain operations for at least the next 12 months. This belief is dependent upon our ability to achieve revenue and gross margin projections and to continue to control operating expenses in order to provide positive cash flow from operating activities. Should any of the above assumptions prove incorrect, either in combination or individually, it would likely have a material negative effect on our cash balances and capital resources.

The following is a description of our existing capital resources including outstanding balances, funds available to borrow, and primary repayment terms including interest rates. For additional information, see Note 7 "Convertible Subordinated Debt and Long-Term Debt" to the Consolidated Financial Statements.

Under the senior secured credit agreement with Credit Suisse ("CS credit agreement"), we have the ability to borrow up to $50 million under a senior secured revolving credit facility, which expires July 12, 2012. As of March 31, 2011, we have letters of credit totaling $1.2 million reducing the amounts available to borrow on this revolver to $48.8 million. Quarterly, we are required to pay a 0.5% commitment fee on undrawn amounts under the revolving credit facility.

We also have a senior secured term loan under the CS credit agreement. During fiscal 2011, we paid $81.7 million principal on this term loan, and at March 31, 2011 we had an outstanding principal balance of $104.3 million. This loan matures on July 12, 2014 and has a variable interest rate. The interest rate on the term loan was 3.81% at March 31, 2011. We are required to make quarterly interest and principal payments on the term loan. In addition, on an annual basis, we are required to perform a calculation of excess cash flow which may require an additional payment of the principal amount in certain circumstances. The annual calculations of excess cash flow have not required additional payments due to principal prepayments we have chosen to make in excess of the required quarterly amounts. There is a blanket lien on all of our assets under the CS credit agreement in addition to certain financial and reporting covenants. As of March 31, 2011, we were in compliance with all debt covenants. We entered into an amendment to the CS credit agreement in fiscal 2011 that provides us, among other changes, with additional flexibility to issue equity securities or certain subordinated debt securities.

On July 30, 2010, we paid $22.1 million plus $0.5 million in accrued and unpaid interest to redeem our 4.375% convertible subordinated notes outstanding at that date, in accordance with the contractual terms at maturity. These notes matured August 1, 2010 and had interest paid on a semi-annual basis. We funded this payment with cash on hand.

On November 15, 2010, we issued $135 million aggregate principal amount of 3.50% convertible subordinated notes due November 15, 2015, the terms of which are governed by an agreement between Quantum and U.S. Bank National Association. We are required to make semi-annual interest payments on these notes.

On November 15, 2010, we paid $121.7 million plus $1.8 million in accrued and unpaid interest to fully repay the subordinated term loans. We funded this payment using proceeds from the 3.50% convertible subordinated notes. In connection with this debt extinguishment, we wrote off $1.2 million of unamortized debt costs related to these term loans.

Generation of positive cash flow from operating activities has historically been, and will continue to be, an important source of cash to fund operating needs and meet our current and long-term obligations. We have taken many actions in recent years to offset the negative impact of the recession and its impact on the backup, archive and recovery market. We cannot provide assurance that the actions we have taken in the past or any actions we may take in the future will ensure a consistent, sustainable and sufficient level of net income and positive cash flow from operating activities to fund, sustain or grow our business. Certain events that are beyond our control, including prevailing economic, competitive and industry conditions, as well as various legal and other disputes, may prevent us from achieving these financial objectives. Any inability to achieve consistent and sustainable net income and cash flow could result in:

(i) Restrictions on our ability to manage or fund our existing operations, which could result in a material and adverse effect on our future results of operations and financial condition.

(ii) Unwillingness on the part of the group lenders that provide our CS credit agreement to do any of the following:

- Provide a waiver or amendment for any covenant violations we may experience in future periods, thereby triggering a default under, or termination of, the revolving credit line and term loan, or
- Approve any other amendments to the CS credit agreement we may seek to obtain in the future.

Any lack of renewal, waiver, or amendment, if needed, could result in the revolving credit line and CS term loan becoming unavailable to us and any amounts outstanding becoming immediately due and payable. In the case of our borrowings at March 31, 2011, this would mean $104.3 million could become immediately payable.

(iii) Further impairment of our financial flexibility, which could require us to raise additional funding in the capital markets sooner than we otherwise would, and on terms less favorable to us, if available at all.

Any of the above mentioned items, individually or in combination, could have a material and adverse effect on our results of operations, available cash and cash flows, financial condition, access to capital and liquidity.

Off Balance Sheet Arrangements

Lease Commitments

We lease certain facilities under non-cancelable lease agreements. Some of the leases have renewal options ranging from one to ten years and others contain escalation clauses and provisions for maintenance, taxes or insurance. We also have equipment leases for computers and other office equipment. Future minimum lease payments under these operating leases are shown below in the "Contractual Obligations" section.

Commitments to Purchase Inventory

We use contract manufacturers for certain manufacturing functions. Under these arrangements, the contract manufacturer procures inventory to manufacture products based upon our forecast of customer demand. We are responsible for the financial impact on the contract manufacturer of any reduction or product mix shift in the forecast relative to materials that the contract manufacturer had already purchased under a prior forecast. Such a variance in forecasted demand could require a cash payment for finished goods in excess of current customer demand or for costs of excess or obsolete inventory. As of March 31, 2011, we had issued non-cancelable purchase commitments for $33.8 million to purchase finished goods from our contract manufacturers.

Stock Repurchases

As of March 31, 2011, there was $87.9 million remaining under our authorization to repurchase Quantum common stock. No stock repurchases were made during the fiscal years ended March 31, 2011, 2010 and 2009. Our ability to repurchase common stock is restricted under the terms of the CS credit agreement.

Contractual Obligations

The table below summarizes our contractual obligations as of March 31, 2011 (in thousands):

	Payments Due by Period				
	Less than 1 year	**1 – 3 years**	**3 –5 years**	**More than 5 years**	**Total**
Convertible subordinated debt	$ 4,725	$ 9,450	$ 144,450	$ —	$ 158,625
Long-term debt, including current portion	5,039	9,957	102,255	—	117,251
Purchase obligations	33,787	—	—	—	33,787
Operating leases	13,073	20,609	15,297	22,499	71,478
Total contractual cash obligations	$ 56,624	$ 40,016	$ 262,002	$ 22,499	$ 381,141

The contractual commitments shown above include $36.5 million in interest payments on our various debt obligations based on interest rates as of March 31, 2011. The interest rate on the senior term loan can vary over the term of the CS credit agreement.

As of March 31, 2011, we had $5.4 million of long-term tax liabilities for uncertain tax positions, for which we cannot make a reasonably reliable estimate of when payments are likely to occur.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

Our discussion and analysis of the financial condition and results of operations is based on the accompanying Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these statements requires us to make significant estimates and judgments about future uncertainties that affect reported assets, liabilities, revenues and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. Our significant accounting policies are presented within Note 2 to the Consolidated Financial Statements. Our critical accounting estimates require the most difficult, subjective or complex judgments and are described below. An accounting estimate is considered critical if it requires estimates about the effect of matters that are inherently uncertain when the estimate is made, if different estimates reasonably could have been used or if changes in the estimate that are reasonably possible could materially impact the financial statements. We have discussed the development, selection and disclosure of our critical accounting policies with the Audit Committee of our Board of Directors. We believe the assumptions and estimates used and the resulting balances are reasonable; however, actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Application of the various accounting principles related to measurement and recognition of revenue requires us to make judgments and estimates in the following related areas: determining estimated selling prices ("ESP") and allocating revenue based on the relative selling prices in arrangements with multiple deliverables, including assessing whether we have vendor-specific objective evidence ("VSOE") or third-party evidence of selling price ("TPE") for each deliverable; the interpretation of non-standard terms and conditions in sales agreements; assessments of future price adjustments, such as rebates, price protection and future product returns and estimates for contractual licensee fees.

When we enter into sales arrangements with customers that contain multiple deliverables such as hardware, software and services, these arrangements require us to identify each deliverable and determine its ESP following the relative selling price hierarchy. Additionally, we sometimes use judgment in order to determine the appropriate timing of revenue recognition and to assess whether any software and nonsoftware components function together to deliver a tangible product's essential functionality in order to ensure the arrangement is properly accounted for as software or hardware revenue.

When we enter into multiple deliverable revenue arrangements with customers which are not subject to software revenue guidance, we use judgment to (1) separate the deliverables based on specific criteria, (2) assign an estimated selling price to each deliverable based on the selling price hierarchy using VSOE, TPE or ESP and (3) allocate the total arrangement consideration using the relative selling price method. When VSOE cannot be established we attempt to establish the selling price of each element based on TPE. TPE is determined based on competitor prices for largely interchangeable products when sold separately. When we are unable to establish selling price using VSOE or TPE, we use ESP. We use judgment to determine ESP, which is the price at which we would transact a sale if the product or service were regularly sold on a standalone basis. In this determination we consider our discounting and internal pricing practices, external market conditions and competitive positioning for similar offerings.

While the majority of our sales arrangements contain standard terms and conditions, we sometimes apply judgment when interpreting complex arrangements with non-standard terms and conditions to determine the appropriate accounting and timing of revenue recognition. An example of such a judgment is deferring revenue related to significant post-delivery obligations and customer acceptance criteria until such obligations are fulfilled.

We record reductions to revenue for estimated future price adjustments, such as rebates, price protection and future product returns. These allowances are based on programs in existence at the time revenue is recognized, plans regarding future price adjustments, the customers' master agreements and historical product return rates. We have historically been able to reliably estimate the amount of allowances required and recognize revenue, net of these projected allowances, upon shipment to our customers. If allowances cannot be reliably estimated in any specific reporting period, revenue would be deferred until the rights have lapsed and we are no longer under obligation to reduce the price or accept the return of the product.

We license certain software to customers under licensing agreements that allow those customers to embed the software into specific products they offer. As consideration, licensees pay us a fee based on the amount of sales of their products that incorporate our software. On a periodic and timely basis, the licensees provide us with reports listing their sales to end users for which they owe us license fees. Similarly, royalty revenue is estimated from licensee reports of units sold to end users subject to royalties under master contracts. In both cases, these reports are used to substantiate delivery and we recognize revenue based on the information in these reports or when amounts can be reasonably estimated.

Inventory Allowances

Our manufacturing and service parts inventories are stated at the lower of cost or market, with cost computed on a first-in, first-out ("FIFO") basis. Adjustments to reduce the carrying value of both manufacturing and service parts inventories to their net realizable value are made for estimated excess, obsolete or impaired balances. Factors influencing these adjustments include significant estimates and judgments about the future of product life cycles, product demand, rapid technological changes, development plans, product pricing, physical deterioration, quality issues, end of service life plans and volume of enhanced or extended warranty service contracts.

Impairment of Long-lived Assets and Goodwill

We apply judgment when reviewing amortizable intangible and other long-lived assets ("long-lived assets") and goodwill for impairment. We apply judgment when evaluating potential impairment indicators. Indicators we consider include adverse changes in the business climate that could affect the value of our long-lived assets or goodwill, changes in our stock price and resulting market capitalization relative to book value, changed long-term economic outlook including downward revisions in our revenue projections, negative current events, decreases or slower than expected growth in sales of products and relative weakness in customer channels.

When an impairment indicator exists, we then evaluate long-lived assets or goodwill or both for impairment as appropriate. Because we operate as a single reporting unit, we consider the company as a whole when evaluating both our long-lived assets and goodwill for impairment. If our business operations were to change and revenue streams related to long-lived assets or to goodwill were to become identifiable at a lower level, we would apply significant judgment to determine the appropriate grouping of these assets for impairment testing.

We use an undiscounted cash flow approach to evaluate our long-lived assets for recoverability when there are impairment indicators. Estimates of future cash flows require significant judgments about the future and include company forecasts and our expectations of future use of our long-lived assets, both of which may be impacted by market conditions. Other critical estimates include determining the asset group or groups within our long-lived assets, the primary asset of an asset group and the primary asset's useful life.

For our annual goodwill impairment testing, or if a goodwill impairment indicator exists in an interim period, we compare the fair value of the company to its carrying value. Because our capital structure includes debt, we may also compare the carrying value to business enterprise value. Estimates to determine the fair value and the business enterprise value of the company require significant judgment. If the results indicate our fair value is less than our carrying value then a second step must be performed to quantify the amount of goodwill impairment.

If a step two test is required, a number of assumptions are used, whether an income or other reasonable approach is applied. Additional estimates and judgments are required in the step two test to allocate the fair value of the company to all tangible and intangible assets and liabilities in a hypothetical sale transaction to determine the implied fair value of our goodwill. Such assumptions require judgment and variations in any of the assumptions or rates could result in materially different calculations of impairment amounts, if any.

The following types of assumptions and estimates may be used by management when the income approach is used in a goodwill impairment test. We derive discounted cash flows using estimates and assumptions about the future. Other significant assumptions may include: expected future revenue growth rates, operating profit margins, working capital levels, asset lives used to generate future cash flows, a discount rate, a terminal value multiple, income tax rates and utilization of net operating loss tax carryforwards. These assumptions are developed using current market conditions as well as internal projections. The discount rate considers market conditions and other relevant factors as well as the rate of return an outside investor would expect to earn. A hypothetical sale transaction may be assumed to be taxable or nontaxable based on the current tax situation of the company and other relevant market conditions. We perform a sensitivity analysis regarding the reasonableness of the concluded fair value of equity of the reporting unit by reviewing the concluded per share stock price and implied control premium.

Inherent in our development of cash flow projections for the income approach used in an impairment test are assumptions and estimates derived from a review of our operating results, approved business plans, expected growth, cost of capital and income tax rates. We also make certain assumptions about future economic conditions, applicable interest rates and other market data. Many of the factors used in assessing fair value are outside of our control. Future period results could differ from these estimates and assumptions, which could materially affect the determination of fair value of the company and future amounts of potential impairment.

Accrued Warranty

We estimate future product failure rates based upon historical product failure trends as well as anticipated future failure rates if believed to be significantly different from historical trends. Similarly, we estimate future costs of repair based upon historical trends and anticipated future costs if they are expected to significantly differ, for example due to negotiated agreements with third parties. We use a consistent model and exercise considerable judgment in determining the underlying estimates. Our model requires an element of subjectivity for all of our products. For example, historical return rates are not completely indicative of future return rates and we must therefore exercise judgment with respect to future deviations from our historical return rates. When actual failure rates differ significantly from our estimates, we record the impact of these unforeseen costs or cost reductions in subsequent periods and update our assumptions and forecasting models accordingly. As our newer products mature, we are able to improve our estimates with respect to these products.

Income Taxes

Deferred tax assets and liabilities are recognized for the effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In addition, deferred tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized. A number of estimates and judgments are necessary to determine deferred tax assets, deferred tax liabilities and valuation allowances.

We recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. The calculation of our tax liabilities requires judgment related to uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity.

We have provided a full valuation allowance against our U.S. net deferred tax assets due to our history of net losses, difficulty in predicting future results and our conclusion that we cannot rely on projections of future taxable income to realize the deferred tax assets. In addition, we have provided a full valuation allowance against certain of our international net deferred tax assets. Due to reorganizations in these jurisdictions, it is unclear whether we will be able to realize a benefit from these deferred tax assets. Also, certain changes in stock ownership could result in a limitation on the amount of net operating loss and tax credit carryovers that can be utilized each year. Should we undergo such a change in stock ownership, it would severely limit the usage of these carryover tax attributes against future income, resulting in additional tax charges.

Significant management judgment is required in determining our deferred tax assets and liabilities and valuation allowances for purposes of assessing our ability to realize any future benefit from our net deferred tax assets. We intend to maintain this valuation allowance until sufficient evidence exists to support the reversal of the valuation allowance. Future income tax expense will be reduced to the extent that we have sufficient evidence to support a reversal or decrease in this allowance. We also have deferred tax assets and liabilities due to prior business acquisitions with corresponding valuation allowances after assessing our ability to realize any future benefit from these acquired net deferred tax assets.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of market risks, including changes in interest rates and foreign currency fluctuations.

Market Interest Rate Risk

Changes in interest rates affect interest income earned on our cash equivalents. In addition, changes in interest rates affect interest expense on our borrowings under the CS credit agreement and in prior years affected interest expense if interest rates were not within the floor and cap on our interest rate collars. Our outstanding convertible subordinated notes have a fixed interest rate and our subordinated term loans had fixed interest rates, thus a hypothetical 100 basis point increase in interest rates would not impact interest expense on these borrowings.

Our cash equivalents consisted solely of money market funds at March 31, 2011 and 2010. During fiscal 2011, interest rates on these funds were under 1.0% and we earned approximately $0.1 million in interest income. A hypothetical decrease in interest rates would have caused an immaterial decrease in interest income for fiscal 2011 and fiscal 2010.

Interest accrues on our senior secured term loan at our option, based on either a prime rate plus a margin of 2.5% or a three month LIBOR rate plus a margin of 3.5%. Under the terms of our CS credit agreement, we were required to hedge floating interest rate exposure on 50% of our funded debt balance through December 31, 2009 and had an interest rate collar during fiscal 2010 to meet this requirement. This interest rate collar fixed the interest rate on $100.0 million of our variable rate term loan through December 31, 2009.

The following table shows the total impact to interest expense from a hypothetical 100 basis point increase and decrease in interest rates (in thousands):

	Hypothetical 100 basis point increase in interest rates		Hypothetical 100 basis point decrease in interest rates	
	2011	2010	2011	2010
Interest expense increase (decrease) on CS term debt	$ 430	$ 1,948	$ (430)	$ (1,948)
Interest expense increase (decrease) from collar	—	(774)	—	450
Net interest expense increase (decrease)	$ 430	$ 1,174	$ (430)	$ (1,498)

Foreign Currency Exchange Rate Risk

As a multinational corporation, we are exposed to changes in foreign exchange rates. The assets and liabilities of many of our non-U.S. subsidiaries have functional currencies other than the U.S. dollar and are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. A 10% appreciation of the U.S. dollar would have resulted in decreases of $1.0 million and $2.3 million, respectively, in income before income taxes in fiscal 2011 and fiscal 2010. Such changes would have resulted from applying a different exchange rate to translate and revalue the financial statements of our subsidiaries with a functional currency other than the U.S. dollar.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Quantum Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' deficit, and cash flows present fairly, in all material respects, the financial position of Quantum Corporation and its subsidiaries at March 31, 2011 and March 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Seattle, Washington
June 14, 2011

QUANTUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	For the year ended March 31,		
	2011	2010	2009
Product revenue	$ 456,903	$ 456,101	$ 556,484
Service revenue	151,095	156,477	164,664
Royalty revenue	64,272	68,849	87,824
Total revenue	672,270	681,427	808,972
Product cost of revenue	294,375	300,568	379,595
Service cost of revenue	94,311	100,822	125,063
Restructuring charges related to cost of revenue	602	—	—
Total cost of revenue	389,88	401,390	504,658
Gross margin	282,982	280,037	304,314
Operating expenses:			
Research and development	73,008	69,949	70,537
Sales and marketing	122,768	114,612	141,250
General and administrative	59,460	61,372	76,645
Restructuring charges	3,042	4,795	6,807
Goodwill impairment	—	—	339,000
	258,278	250,728	634,239
Income (loss) from operations	24,704	29,309	(329,925)
Interest income and other, net	1,199	1,255	41
Interest expense	(20,163)	(25,515)	(29,261)
Gain (loss) on debt extinguishment, net of costs	(1,186)	12,859	—
Income (loss) before income taxes	4,554	17,908	(359,145)
Income tax provision (benefit)	13	1,274	(881)
Net income (loss)	$ 4,541	$ 16,634	$ (358,264)
Net income (loss) per share:			
Basic	$ 0.02	$ 0.08	$ (1.71)
Diluted	0.02	0.02	(1.71)
Income (loss) for purposes of computing income (loss) per share:			
Basic	$ 4,541	$ 16,634	$ (358,264)
Diluted	4,541	5,024	(358,264)
Weighted average shares:			
Basic	220,888	212,672	209,041
Diluted	229,738	223,761	209,041

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value)

	March 31, 2011	March 31, 2010
Assets		
Current assets:		
Cash and cash equivalents	$ 76,010	$ 114,947
Restricted cash	1,863	1,896
Accounts receivable, net of allowance for doubtful accounts of $403 and $798, respectively	114,969	103,397
Manufacturing inventories	48,131	54,080
Service parts inventories	45,036	53,217
Deferred income taxes	6,271	7,907
Other current assets	11,274	14,500
Total current assets	303,554	349,944
Long-term assets:		
Property and equipment, less accumulated depreciation	24,980	24,528
Intangible assets, less accumulated amortization	44,711	73,092
Goodwill	46,770	46,770
Other long-term assets	10,950	9,809
Total long-term assets	127,411	154,199
	$ 430,965	$ 504,143
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$ 52,203	$ 56,688
Accrued warranty	7,034	5,884
Deferred revenue, current	87,488	94,921
Current portion of long-term debt	1,067	1,884
Current portion of convertible subordinated debt	—	22,099
Accrued restructuring charges	4,028	3,795
Accrued compensation	31,249	31,237
Income taxes payable	1,172	2,594
Other accrued liabilities	21,418	23,555
Total current liabilities	205,659	242,657
Long-term liabilities:		
Deferred revenue, long-term	34,281	30,724
Deferred income taxes	6,820	8,676
Long-term debt	103,267	305,899
Convertible subordinated debt	135,000	—
Other long-term liabilities	7,049	7,444
Total long-term liabilities	286,417	352,743
Commitments and contingencies		
Stockholders' deficit:		
Preferred stock:		
Preferred stock, 20,000 shares authorized; no shares issued as of March 31, 2011 and March 31, 2010	—	—
Common stock:		
Common stock, $0.01 par value; 1,000,000 shares authorized; 227,311 and 214,946 shares issued and outstanding as of March 31, 2011 and 2010, respectively	2,273	2,149
Capital in excess of par value	385,911	361,374
Accumulated deficit	(456,588)	(461,129)
Accumulated other comprehensive income	7,293	6,349
Stockholders' deficit	(61,111)	(91,257)
	$ 430,965	$ 504,143

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the year ended March 31,		
	2011	2010	2009
Cash flows from operating activities:			
Net income (loss)	$ 4,541	$ 16,634	$ (358,264)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	11,657	12,098	15,452
Amortization	30,304	38,461	42,291
Service parts lower of cost or market adjustment	13,796	11,424	20,691
(Gain) loss on debt extinguishment	1,186	(15,613)	—
Goodwill impairment	—	—	339,000
Deferred income taxes	(184)	(466)	(352)
Share-based compensation	10,421	9,789	10,592
Other non-cash writeoffs	302	—	—
Changes in assets and liabilities:			
Accounts receivable	(14,935)	4,454	75,132
Manufacturing inventories	(1,460)	2,328	6,591
Service parts inventories	1,955	3,217	1,658
Accounts payable	(1,466)	11,495	(52,692)
Accrued warranty	1,150	(5,268)	(8,710)
Deferred revenue	(3,876)	9,484	11,515
Accrued restructuring charges	227	(917)	968
Accrued compensation	(302)	3,824	(4,335)
Income taxes payable	(1,454)	(2,239)	1,794
Other assets and liabilities	465	1,459	(12,231)
Net cash provided by operating activities	52,327	100,164	89,100
Cash flows from investing activities:			
Purchases of property and equipment	(12,339)	(8,595)	(5,423)
(Increase) decrease in restricted cash	32	(112)	(295)
Return of principal from other investments	2,204	166	1,038
Net cash used in investing activities	(10,103)	(8,541)	(4,680)
Cash flows from financing activities:			
Borrowings of long-term debt, net	—	120,042	—
Repayments of long-term debt	(203,449)	(61,934)	(92,000)
Borrowings of convertible subordinated debt, net	130,022	—	—
Repayments of convertible subordinated debt	(22,099)	(122,288)	—
Payment of taxes due upon vesting of restricted stock	(2,307)	(1,069)	(779)
Proceeds from issuance of common stock	16,547	2,851	2,738
Net cash used in financing activities	(81,286)	(62,398)	(90,041)
Effect of exchange rate changes on cash and cash equivalents	125	190	(997)
Net increase (decrease) in cash and cash equivalents	(38,937)	29,415	(6,618)
Cash and cash equivalents at beginning of period	114,947	85,532	92,150
Cash and cash equivalents at end of period	$ 76,010	$ 114,947	$ 85,532
Supplemental disclosure of cash flow information:			
Cash paid (received) during the year for:			
Interest	$ 16,478	$ 24,781	$ 26,606
Income taxes, net of refunds	$ 1,868	$ 1,856	$ (926)

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTUM CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
(In thousands)

	Common Stock		Capital in Excess of Par Value	Retained Deficit	Accumulated Other Comprehensive Income	Total
	Shares	Amount				
Balances as of March 31, 2008	206,927	$2,069	$337,332	$ (119,499)	$ 8,102	$ 228,004
Comprehensive loss:						
Net loss	—	—	—	(358,264)	—	(358,264)
Other comprehensive loss:						
Foreign currency translation adjustments	—	—	—	—	(2,850)	(2,850)
Net unrealized gain on revaluation of long-term intercompany balance, net of tax of $160	—	—	—	—	600	600
Comprehensive loss						(360,514)
Shares issued under employee stock purchase plan	1,938	19	2,633	—	—	2,652
Shares issued under employee stock incentive plans, net	1,366	14	(707)	—	—	(693)
Share-based compensation expense	—	—	10,592	—	—	10,592
Balances as of March 31, 2009	210,231	2,102	349,850	(477,763)	5,852	(119,959)
Comprehensive income:						
Net income	—	—	—	16,634	—	16,634
Other comprehensive income:						
Foreign currency translation adjustments	—	—	—	—	459	459
Net unrealized gain on revaluation of long-term intercompany balance, net of tax of $10	—	—	—	—	38	38
Comprehensive income						17,131
Shares issued under employee stock incentive plans, net	4,715	47	1,735	—	—	1,782
Share-based compensation expense	—	—	9,789	—	—	9,789
Balances as of March 31, 2010	214,946	2,149	361,374	(461,129)	6,349	(91,257)
Comprehensive income:						
Net income	—	—	—	4,541	—	4,541
Other comprehensive income:						
Foreign currency translation adjustments	—	—	—	—	1,083	1,083
Net unrealized loss on revaluation of long-term intercompany balance, net of tax of $37	—	—	—	—	(139)	(139)
Comprehensive income						5,485
Shares issued under employee stock purchase plan	3,234	32	3,912	—	—	3,944
Shares issued under employee stock incentive plans, net	9,131	92	10,204	—	—	10,296
Share-based compensation expense	—	—	10,421	—	—	10,421
Balances as of March 31, 2011	227,311	$2,273	$385,911	$ (456,588)	$ 7,293	$ (61,111)

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTUM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION

Quantum Corporation ("Quantum", the "Company", "us" or "we"), founded in 1980, is a leading global storage company specializing in backup, recovery and archive solutions. Combining focused expertise, customer-driven innovation, and platform independence, we provide a comprehensive, integrated range of disk, tape and software solutions supported by our sales and service organization. We work closely with a broad network of distributors, value-added resellers ("VARs"), direct marketing resellers ("DMRs"), original equipment manufacturers ("OEMs") and other suppliers to solve customers' data protection, retention and management challenges. Our stock is traded on the New York Stock Exchange ("NYSE") under the symbol "QTM."

The accompanying Consolidated Financial Statements include the accounts of Quantum and our wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated. The preparation of our Consolidated Financial Statements in conformity with generally accepted accounting principles ("GAAP") in the U.S. requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. We base estimates on historical experience and on various assumptions about the future that are believed to be reasonable based on available information. Our reported financial position or results of operations may be materially different under different conditions or when using different estimates and assumptions, particularly with respect to significant accounting policies, which are discussed below. In the event that estimates or assumptions prove to differ from actual results, adjustments are made in subsequent periods to reflect more current information.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenue consists of sales of hardware, software and services, as well as royalties we earn for the license of certain intellectual property. Revenue is recognized from the sale of products and services when it is realized or realizable and earned. Revenue is considered realized and earned when: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the price to the buyer is fixed or determinable; and when collectibility is reasonably assured. Royalty revenue is recognized when earned or amounts can be reasonably estimated.

Product Revenue — Hardware

Revenue for hardware products sold to distributors, VARs, DMRs, OEMs and end users is generally recognized upon shipment. When significant post-delivery obligations exist, the related revenue is deferred until such obligations are fulfilled. If there are customer acceptance criteria in the contract, we recognize revenue upon end user acceptance, which typically occurs after delivery and installation are completed.

In the period revenue is recognized, allowances are provided for estimated future price adjustments, such as rebates, price protection and future product returns. These allowances are based on programs in existence at the time revenue is recognized, plans regarding future price adjustments, the customers' master agreements and historical product return rates. Since we have historically been able to reliably estimate the amount of allowances required, we recognize revenue, net of projected allowances, upon shipment to our customers. If we were unable to reliably estimate the amount of revenue adjustments in any specific reporting period, then we would be required to defer recognition of the revenue until the rights had lapsed and we were no longer under any obligation to reduce the price or accept the return of the product.

Product Revenue — Software

Software revenue is generally recognized upon shipment or electronic delivery and when vendor-specific objective evidence ("VSOE") of fair value for undelivered elements exists. For software arrangements with multiple elements, the residual method is used to determine the amount of product revenue to be recognized. Under the residual method, the

VSOE of fair value for the undelivered elements is deferred and the remaining portion of the arrangement consideration is recognized as product revenue, assuming all other revenue recognition criteria of appropriate revenue guidance have been met. Revenue from post-contract customer support agreements, which entitle customers to both telephone support and any unspecified upgrades and enhancements during the term of the agreement, is recognized ratably over the term of the support agreement.

We license certain software to customers under licensing agreements that allow those customers to embed our software into specific products they offer. As consideration, licensees pay us a fee based on the amount of sales of their products that incorporate our software. On a periodic and timely basis, the licensees provide us with reports listing their sales to end users for which they owe us license fees. As the reports substantiate delivery has occurred, we recognize revenue based on the information in these reports or when amounts can be reasonably estimated.

Service Revenue

Revenue for service is generally recognized upon services being rendered. Service revenue consists of customer field support agreements for our hardware products, installation, professional services and out-of-warranty repairs. For customer field support agreements, revenue equal to the separately stated price of these service contracts for our hardware products is initially deferred and recognized as revenue ratably over the contract period. Installation and professional services are not considered essential to the functionality of our products as these services do not alter the product capabilities, do not require specialized skills and may be performed by our customers or other vendors. Installation and professional services are recognized upon completion. Out-of-warranty repair revenue is recognized upon completion of the repair.

Royalty Revenue

We license certain intellectual property to third party manufacturers under arrangements that are represented by master contracts. The master contracts give the third party manufacturers rights to the intellectual property which include allowing them to either manufacture or include the intellectual property in products for resale. As consideration, the licensees pay us a per-unit royalty for sales of their products that incorporate our intellectual property. On a periodic and timely basis, the licensees provide us with reports listing units sold to end users subject to the royalties. As the reports substantiate delivery has occurred, we recognize revenue based on the information in these reports or when amounts can be reasonably estimated.

Multiple Element Arrangements

For multiple deliverable revenue arrangements with customers which are not subject to software revenue guidance,.we separate the deliverables based on specific criteria, assign an estimated selling price to each deliverable based on the selling price hierarchy using VSOE, third-party evidence of selling price ("TPE") or estimated selling price ("ESP") and allocate the total arrangement consideration using the relative selling price method. When VSOE cannot be established we attempt to establish the selling price of each element based on TPE. TPE is determined based on competitor prices for largely interchangeable products when sold separately. When we are unable to establish selling price using VSOE or TPE, we use ESP. For ESP, we consider our discounting and internal pricing practices. Additionally, for certain transactions we evaluate whether any undelivered elements are essential to the functionality of the delivered elements in order to determine the appropriate timing of revenue recognition. If specific criteria are not met, the arrangement is accounted for as one unit of accounting which results in revenue being deferred until the earlier of when such criteria are met, when the last undelivered element is delivered or ratably over the contract term as appropriate.

Service Cost of Revenue

We classify expenses as service cost of revenue by estimating the portion of our total cost of revenue that relates to providing field support to our customers under contract, installation, integration and repair services. These estimates are based upon a variety of factors, including the nature of the support activity and the level of infrastructure required to support the activities from which we earn service revenue. In the event our service business changes, our estimates of cost of service revenue may be impacted. Service cost of revenue excludes costs associated with basic warranty support on new products.

Shipping and Handling Fees

Shipping and handling fees are included in cost of revenue and were $22.2 million, $26.1 million and $36.3 million in fiscal 2011, 2010 and 2009, respectively.

Research and Development Costs

Expenditures relating to the development of new products and processes are expensed as incurred. These costs include expenditures for employee compensation, materials used in the development effort, other internal costs, as well as expenditures for third party professional services. We have determined that technological feasibility for our software products is reached shortly before the products are released to manufacturing. Costs incurred after technological feasibility is established have not been material. We expense software-related research and development costs as incurred.

Advertising Expense

We expense advertising costs as incurred. Advertising expense for the years ended March 31, 2011, 2010 and 2009 was $5.0 million, $3.9 million and $3.2 million, respectively.

Restructuring Charges

In recent periods and over the past several years, we have recorded significant restructuring charges related to the realignment and restructuring of our business operations. These charges represent expenses incurred in connection with certain cost reduction programs and acquisition integrations that we have implemented and consist of the cost of involuntary termination benefits, facilities charges, asset write-offs and other costs of exiting activities or geographies.

The charges for involuntary termination costs and associated expenses often require the use of estimates, primarily related to the number of employees to be paid severance and the amounts to be paid, largely based on years of service and statutory requirements. Assumptions to estimate facility exit costs include the ability to secure sublease income largely based on market conditions, the likelihood and amounts of a negotiated settlement for contractual lease obligations and other exit costs. Other estimates for restructuring charges consist of the realizable value of assets including associated disposal costs and termination fees with third parties for other contractual commitments.

Share-Based Compensation

We account for share-based compensation using the Black-Scholes stock option pricing model to estimate the fair value of share-based awards at the date of grant. The Black-Scholes model requires the use of highly subjective assumptions, including expected life, expected volatility and expected risk-free rate of return. Other reasonable assumptions could provide differing results. We calculate a forfeiture rate to estimate the share-based awards that will ultimately vest based on types of awards and historical experience. Additionally, for awards which are performance based, we make estimates as to the probability of the underlying performance being achieved.

Foreign Currency Translation and Transactions

Assets, liabilities and operations of foreign offices and subsidiaries are recorded based on the functional currency of the entity. For a majority of our foreign operations, the functional currency is the U.S. dollar. The assets and liabilities of foreign offices with a local functional currency are translated, for consolidation purposes, at current exchange rates from the local currency to the reporting currency, the U.S. dollar. The resulting gains or losses are reported as a component of other comprehensive income within stockholders' deficit. Assets and liabilities denominated in other than the functional currency are remeasured each month with the remeasurement gain or loss recorded in interest income and other, net in the Consolidated Statements of Operations. Foreign exchange gains and losses from changes in the exchange rates underlying intercompany balances that are of a long-term investment nature are reported in accumulated other comprehensive income in our Consolidated Balance Sheets. Foreign currency gains and losses recorded in interest income and other, net were a $0.3 million gain in fiscal 2011, a $0.6 million loss in fiscal 2010 and a $2.1 million loss in fiscal 2009.

Income Taxes

We recognize deferred tax assets and liabilities due to the effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We also reduce deferred tax assets by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized.

We recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. The calculation of our tax liabilities requires judgment related to uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional tax charge to the provision.

We recognize interest and penalties related to uncertain tax positions in the income tax provision (benefit) in the Consolidated Statements of Operations. To the extent accrued interest and penalties do not become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made.

Cash Equivalents, Restricted Cash and Other Investments

We consider all highly liquid debt instruments with a maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at fair value, which approximates their cost.

Restricted cash is comprised of bank guarantees and similar required minimum balances that serve as cash collateral in connection with various items including insurance requirements, value added taxes and leases in certain countries.

We also hold investments in private technology venture limited partnerships. These investments individually represent voting ownership interests of less than 20%. Ownership interests in these limited partnerships are accounted for under the equity method unless our interest is so minor (typically less than 5%) that we have virtually no influence over the partnership operating and financial policies, in which case the cost method is used. Currently, our investments in these limited partnerships are accounted for using the equity method.

Investments in other privately held companies are accounted for under the cost method unless we hold a significant stake. We review non-marketable equity investments on a regular basis to determine if there has been any impairment of value which is other than temporary by reviewing their financial information, gaining knowledge of any new financing or other business agreements and assessing their operating viability.

Allowance for Doubtful Accounts

We perform ongoing credit evaluations of our customers' financial condition and generally require no collateral from our customers. These evaluations require significant judgment and are based on multiple sources of information. We analyze such factors as our historical bad debt experience, industry and geographic concentrations of credit risk, current economic trends and changes in customer payment terms. We maintain an allowance for doubtful accounts based on historical experience and expected collectibility of outstanding accounts receivable. We record bad debt expense in general and administrative expenses.

Manufacturing Inventories

Our manufacturing inventory is stated at the lower of cost or market, with cost computed on a first-in, first-out ("FIFO") basis. Adjustments to reduce the cost of manufacturing inventory to its net realizable value, if required, are made for estimated excess, obsolete or impaired balances. Factors influencing these adjustments include declines in demand, rapid technological changes, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues. Revisions to these adjustments would be required if these factors differ from our estimates.

Service Parts Inventories

Our service parts inventories are stated at the lower of cost or market. We carry service parts because we generally provide product warranty for 12 to 36 months and earn revenue by providing enhanced and extended warranty and repair service during and beyond this warranty period. Service parts inventories consist of both component parts, which are primarily used to repair defective units, and finished units, which are provided for customer use permanently or on a temporary basis while the defective unit is being repaired. Defective parts returned from customers that can be repaired are repaired and put back into service parts inventories at their fair value. We record adjustments to reduce the carrying value of service parts inventory to its net realizable value, and we dispose of parts with a net realizable value of zero. Factors influencing these adjustments include product life cycles, end of service life plans and volume of enhanced or extended warranty service contracts. Estimates of net realizable value involve significant estimates and judgments about the future, and revisions would be required if these factors differ from our estimates.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and amortization, computed on a straight-line basis over the estimated useful lives of the assets as follows:

Machinery and equipment	3 to 5 years
Computer equipment	3 to 5 years
ERP software	10 years
Other software	3 years
Furniture and fixtures	5 years
Other office equipment	5 years
Leasehold improvements	Life of lease

Amortizable Intangible and Other Long-lived Assets

We review amortizable intangible and other long-lived assets ("long-lived assets") for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Indicators we consider include adverse changes in the business climate that could affect the value of our long-lived assets, changes in our stock price and resulting market capitalization relative to book value, downward revisions in our revenue outlook, decreases or slower than expected growth in sales of products and relative weakness in customer channels.

A long-lived asset or asset group that is held for use is required to be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When an asset or asset group does not have identifiable cash flows that are largely independent of the cash flows of other assets and liabilities, the asset group for that long-lived asset includes all assets and liabilities of the entity.

We evaluate the company as a single reporting unit for business and operating purposes. We have attempted to identify cash flows at levels lower than the consolidated company; however, this is not possible because many of our revenue streams are generated by technology related to more than a single long-lived asset, and individual long-lived assets support more than one of our three reported revenue categories. In addition, the majority of our costs are, by their nature, shared costs that are not specifically identifiable with a particular long-lived asset or product line but relate to multiple products. As a result, there is a high degree of interdependency among our cash flows for levels below the consolidated company, and we do not have identifiable cash flows for an asset group separate from the consolidated company. Therefore, we consider the consolidated company as a single asset group for purposes of impairment testing.

We monitor relevant market and economic conditions on a quarterly basis and perform impairment reviews when there are indicators of impairment. When we indentify impairment indicators, we evaluate the recoverability of the asset group using an undiscounted cash flow approach. Estimates of future cash flows incorporate company forecasts and our expectations of future use of our long-lived assets, and these factors are impacted by market conditions. We determine the remaining useful life of an asset group based on the remaining useful life of the primary asset of the group, where the primary asset is defined as the asset with the greatest cash flow generating ability. Our primary long-lived asset is an intangible technology asset supporting disk products and software license revenue. If the primary asset of the asset group does not have the longest remaining life in the group, then a sale of the asset group is assumed at the end of life of the primary asset. Our primary long-lived asset does not have the longest remaining life of long-lived assets in our asset group; therefore, for purposes of impairment testing, we assume the asset group is sold after the end of the primary asset's useful life, or our first quarter of fiscal 2015.

If the undiscounted cash flows, including residual value, exceed the carrying value of the consolidated company asset group we conclude no impairment of our long-lived assets exists. If the carrying value of the consolidated company asset group exceeds the undiscounted cash flows, including residual value, then we measure the impairment charge for the excess of the carrying value over the fair value of the asset group.

Goodwill

We evaluate goodwill for impairment annually during the fourth quarter of our fiscal year, or more frequently when indicators of impairment are present. Some of the impairment indicators we consider include changes in our stock price and resulting market capitalization relative to book value, changes in the business climate, negative current events, changed long-term economic outlook and testing long-lived assets for recoverability. Because our capital structure includes debt, we may also compare the carrying value to business enterprise value. We operate as a single reporting unit and consider the company as a whole when reviewing these factors.

We use a two-step method for determining goodwill impairment. In step one, the fair value of the company is compared to its carrying value. If the results indicate the fair value of the company is equal to or greater than its carrying value no further steps are performed. If the results indicate our fair value is less than our carrying value then a second step is performed to quantify the amount of goodwill impairment, if any.

In step two, we allocate the fair value of the company to all tangible and intangible assets and liabilities in a hypothetical sale transaction to determine the implied fair value of our goodwill. The implied fair value of goodwill is compared to its respective carrying value and any excess carrying value is recorded as a non-cash goodwill impairment charge.

We typically determine fair value using the income approach. For purposes of establishing inputs for the fair value calculations related to a goodwill impairment test under the income approach, we derive discounted cash flows, using necessary estimates and assumptions about the future. Significant estimates and assumptions used in this analysis may include: expected future revenue growth rates, operating profit margins, working capital levels, asset lives used to generate future cash flows, a discount rate, a terminal value multiple, income tax rates and utilization of net operating loss tax carryforwards. These assumptions are developed using current market conditions as well as internal projections. The discount rate considers market conditions and other relevant factors as well as the rate of return an outside investor would expect to earn. A hypothetical sale transaction may be assumed to be taxable or nontaxable based on the current tax situation of the company and other relevant market conditions. We perform a sensitivity analysis regarding the reasonableness of the concluded fair value of equity of the reporting unit by reviewing the concluded per share stock price and implied control premium.

Unanticipated changes in revenue growth rates, operating profit margins, working capital levels, asset lives used to generate cash flows, discount rates, cost of capital or income tax rates could result in a material impact on the estimated fair value of our reporting unit. We believe that the assumptions and rates used in impairment testing are reasonable, but they require judgment, and variations in any of the assumptions or rates could result in materially different calculations of impairment amounts.

Accrued Warranty

We generally warrant our hardware products against defects for periods ranging from 12 to 36 months from the date of sale. Our tape automation systems and disk systems may carry service agreements with customers that choose to extend or upgrade the warranty service. We provide repair services from our facility in Colorado Springs, Colorado as well as multiple third party providers inside and outside of the U.S. We use a combination of internal resources and third party service providers to supply field service and support. We continue to evaluate repair sites, and any resulting actions taken may affect the future costs of repair. If the actual costs were to differ significantly from our estimates, we would record the impact of these unforeseen costs or cost reductions in subsequent periods.

We estimate future failure rates based upon historical product failure trends as well as anticipated future failure rates if believed to be significantly different from historical trends. Similarly, we estimate future costs of repair based upon historical trends and anticipated future costs if they are expected to significantly differ, for example due to negotiated agreements with third parties. We use a consistent model and exercise considerable judgment in determining the underlying estimates. Our model requires an element of subjectivity for all of our products. For example, historical rates of return are not completely indicative of future return rates and we must therefore exercise judgment with respect to future deviations from our historical return rate. When actual failure rates differ significantly from our estimates, we record the impact of these unforeseen costs or cost reductions in subsequent periods and update our assumptions and forecasting models accordingly. As our newer products mature, we are able to improve our estimates with respect to these products. It is reasonably likely that assumptions will be updated for failure rates and, therefore, our accrued warranty estimate could change in the future.

Derivative Financial Instruments

We recognize all derivatives, whether designated in hedging relationships or not, on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the Consolidated Statements of Operations when the hedged item affects earnings. Derivatives not designated or qualifying as a hedging instrument are adjusted to fair value through earnings. We may, from time to time, enter into derivative instruments to hedge against known or forecasted market exposures.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income, net of related tax effects, was (in thousands):

	As of March 31,	
	2011	2010
Net unrealized gains on revaluation of long-term intercompany balance	$ 499	$ 638
Foreign currency translation adjustment	6,794	5,711
Accumulated other comprehensive income	$ 7,293	$ 6,349

Common Stock Repurchases

During fiscal 2000, the Board of Directors authorized us to repurchase up to $700 million of our common stock in open market or private transactions. As of March 31, 2011 and 2010, there was $87.9 million remaining on our authorization to repurchase Quantum common stock. Our ability to repurchase our common stock is restricted under the terms of the Credit Suisse credit agreement ("CS credit agreement").

Fair Value of Financial Instruments

We use exit prices, that is the price to sell an asset or transfer a liability, to measure assets and liabilities that are within the scope of the fair value measurements guidance. We classify these assets and liabilities based on the following fair value hierarchy:

Level 1: Quoted (observable) market prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Following is a summary table of assets and liabilities measured and recorded at fair value on a recurring basis (in thousands):

	March 31, 2011	March 31, 2010
Assets:		
Money market funds	$ 68,560	$ 108,485
Deferred compensation investments	1,227	1,154
Liabilities:		
Deferred compensation liabilities	1,227	1,154

Following are the fair values of assets and liabilities measured and recorded at fair value on a recurring basis by input level as of March 31, 2011 (in thousands):

	Fair Value Measurements Using Input Levels:			
	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$ —	$ 68,560	$ —	$ 68,560
Deferred compensation investments	—	1,227	—	1,227
Liabilities:				
Deferred compensation liabilities	—	1,227	—	1,227

The above fair values are based on quoted market prices for similar assets and liabilities at the respective balance sheet dates.

We have certain non-financial assets that are measured at fair value on a non-recurring basis when there is an indicator of impairment, and they are recorded at fair value only when an impairment is recognized. These assets include property and equipment, intangible assets and goodwill. We did not record impairments to any non-financial assets in fiscal 2011 or fiscal 2010. We do not have any non-financial liabilities measured and recorded at fair value on a non-recurring basis.

We have financial liabilities for which we are obligated to repay the carrying value, unless the holder agrees to a lesser amount. The carrying value and fair value of these financial liabilities were as follows (in thousands):

	As of March 31, 2011		As of March 31, 2010	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Senior secured term debt[1]	$ 104,334	$ 103,812	$ 186,066	$ 175,832
Subordinated term loans[2]	—	—	121,717	138,301
Convertible subordinated debt[3] [4]	135,000	133,126	22,099	21,547

(1) Fair value based on non-binding broker quotes using current market information.
(2) Fair value based on publicly traded debt with comparable terms.
(3) Fair value based on quoted market prices.
(4) Carrying and fair value as of March 31, 2011 is for convertible subordinated notes issued November 2010. Carrying and fair value as of March 31, 2010 is for convertible subordinated notes issued July 2003.

Risks and Uncertainties

As is typical in the information storage industry, a significant portion of our customer base is concentrated among a small number of OEMs, distributors and large VARs. The loss of any one of our more significant customers, or a significant decrease in the sales volume with one of these significant customers, could have a material adverse effect on our results of operations and financial condition. Furthermore, if there is a downturn in general economic conditions, the resulting effect on IT spending could also have a material adverse effect on our results of operations and financial condition. We also face risks and uncertainties since our competitors in one area may be customers or suppliers in another.

A limited number of products comprise a significant majority of our sales, and due to increasingly rapid technological change in the industry, our future operating results depend on our ability to develop and successfully introduce new products.

Concentration of Credit Risk

We currently invest our excess cash in deposits with major banks and in money market funds. In the past, we have also held investments in short-term debt securities of companies with strong credit ratings from a variety of industries, and we may make investments in these securities in the future. We have not experienced any material losses on these investments and limit the amount of credit exposure to any one issuer and to any one type of investment.

We sell products to customers in a wide variety of industries on a worldwide basis. In countries or industries where we are exposed to material credit risk, we may require collateral, including cash deposits and letters of credit prior to the completion of a transaction. We do not believe we have significant credit risk beyond that provided for in the financial statements in the ordinary course of business.

Sales to our top five customers represented 33% of revenue in fiscal 2011 compared to 37% of revenue in fiscal 2010 and 42% of revenue in fiscal 2009. Sales to our largest customer, Dell Inc. ("Dell"), were 10% of revenue in fiscal 2011 compared to 13% of revenue in fiscal 2010 and 14% of revenue in fiscal 2009. These sales concentrations do not include revenues from sales of media that were sold directly to these customers by our licensees, for which we earn royalty revenue, or revenues from sales of products sold directly to these customers by our other customers.

Recently Adopted Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board ("FASB") amended the accounting standards for multiple deliverable revenue arrangements which changed how the deliverables in an arrangement should be separated and how the consideration should be allocated using the relative selling price method. This guidance requires an entity to allocate revenue in an arrangement using the estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence of selling price or third-party evidence of selling price and eliminates the use of the residual method except as allowed for in specific software revenue guidance.

Also in October 2009, the FASB issued guidance which amended the scope of software revenue recognition guidance. Tangible products containing software and nonsoftware components that function together to deliver the tangible product's essential functionality are no longer within the scope of software revenue guidance and are accounted for based on other applicable revenue recognition guidance. In addition, this amendment requires that hardware components of a tangible product containing software be excluded from the software revenue guidance.

We elected to early adopt these standards at the beginning of our first fiscal quarter of 2011 on a prospective basis for applicable transactions originating or materially modified on or after April 1, 2010. The adoption of these standards did not have a material impact on our financial position or results of operations.

Recent Accounting Pronouncements

In December 2010, the FASB issued Accounting Standards Update No. 2010-28, *Intangibles—Goodwill and Other (Topic 350), When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts* ("ASU 2010-28") which modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. We will apply this standard beginning in fiscal 2012 and do not anticipate adoption will impact our statements of financial position or results of operations.

NOTE 3: CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following is a summary of our cash, cash equivalents and restricted cash (in thousands):

	March 31, 2011	March 31, 2010
Cash	$ 8,744	$ 7,276
Certificates of deposit	569	1,082
Money market funds	68,560	108,485
	$ 77,873	$ 116,843

NOTE 4: INVENTORIES AND PROPERTY AND EQUIPMENT

Manufacturing inventories consisted of (in thousands):

	March 31, 2011	March 31, 2010
Finished goods	$ 19,999	$ 24,040
Work in process	7,385	3,869
Materials and purchased parts	20,747	26,171
	$ 48,131	$ 54,080

Service parts inventories consisted of (in thousands):

	March 31, 2011	March 31, 2010
Finished goods	$ 25,348	$ 30,073
Component parts	19,688	23,144
	$ 45,036	$ 53,217

Property and equipment consisted of (in thousands):

	March 31, 2011	March 31, 2010
Machinery and equipment	$ 154,206	$ 151,952
Furniture and fixtures	7,193	7,365
Leasehold improvements	22,563	22,354
	$ 183,962	$ 181,671
Less: accumulated depreciation	(158,982)	(157,143)
	$ 24,980	$ 24,528

NOTE 5: GOODWILL AND INTANGIBLE ASSETS

Goodwill

We had no changes to goodwill in fiscal 2011 and fiscal 2010, and the goodwill balance for each of the fiscal years ended March 31, 2011 and March 31, 2010 was $46.8 million.

Our annual impairment evaluation for goodwill in the fourth quarters of fiscal 2011 and fiscal 2010 did not indicate any impairment of our goodwill for fiscal 2011 or fiscal 2010. We were not at risk of failing step one of either the fiscal 2011 or 2010 annual impairment tests. During the third quarter of fiscal 2009, we noted the presence of several indicators of impairment and performed an interim test to determine if our goodwill was impaired and recorded an estimated impairment charge of $339.0 million. Due to the complexity of goodwill impairment testing, our impairment analysis was completed in the fourth quarter of fiscal 2009 and we determined no additional impairment charges were required.

The interim impairment evaluation began in the third quarter of fiscal 2009 due to the following impairment indicators:

- a significant decline in our stock price, bringing market capitalization below book value;
- a significant adverse change in the business climate;
- negative current events and changed long-term economic outlook as a result of the financial market collapse that started at the end of the second quarter of fiscal 2009; and
- our need to test long-lived assets for recoverability under applicable accounting rules.

Significant assumptions used in this impairment test to determine fair value under the income approach were:

- expected future revenue growth rates ranging from -3% to 9%;
- operating profit margins ranging from 7% to 21%;
- working capital levels;
- asset lives used to generate future cash flows;
- a discount rate of 24% which is the rate of return an investor would expect to earn considering the relatively higher risk of newer hardware and software products;
- a terminal value multiple of 3%;
- a 38% income tax rate; and
- utilization of net operating loss carryforwards.

When measuring for possible impairment, future cash flows were discounted at a rate that was consistent with a weighted average cost of capital for a potential market participant. The weighted average cost of capital was an estimate of the total after-tax rate of return required by debt and equity holders of a business enterprise. In developing our discount rate assumption, we first considered a single discount rate for the whole business. Then we determined the relative risk of our newer hardware and software products should be factored into the required rate of return of a potential market participant, which increased the discount rate. A growth rate, or terminal value multiple, was used to calculate the terminal value of the business. The growth rate was the expected rate at which the income stream was projected to grow beyond the specified term used in projecting cash flows.

We assumed a 38% tax rate, adjusted for partial utilization of net operating loss carryforwards based on application of Internal Revenue Code Section 382. For our step two valuation, we measured the income tax impact by considering both a taxable and a nontaxable hypothetical sale transaction. Based on prior actual transactions, we concluded that a nontaxable sale to a potential market participant was more likely to occur. We recognized the associated fair value of deferred tax assets and liabilities assuming a nontaxable sale.

Intangible Assets

Acquired intangible assets are amortized over their estimated useful lives, which generally range from one to eight years. In estimating the useful lives of intangible assets, we considered the following factors:

- The cash flow projections used to estimate the useful lives of the intangible assets showed a trend of growth that was expected to continue for an extended period of time;
- Our tape automation products, disk systems and software, in particular, have long development cycles; these products have experienced long product life cycles; and
- Our ability to leverage core technology into backup, recovery and archive solutions and, therefore, to extend the lives of these technologies.

Following is the weighted average amortization period for our intangible assets:

	Amortization (Years)
Purchased technology	6.2
Trademarks	7.5
Non-compete agreements	5.0
Customer lists	7.0
All intangible assets	6.6

Intangible amortization within our Consolidated Statements of Operations for the years ended March 31, 2011, 2010 and 2009 follows (in thousands):

	For the year ended March 31,		
	2011	2010	2009
Purchased technology	$ 14,862	$ 22,469	$ 25,067
Trademarks	810	810	2,018
Non-compete agreements	100	100	100
Customer lists	12,609	12,765	13,018
	$ 28,381	$ 36,144	$ 40,203

The following tables provide a summary of the carrying amount of intangible assets that will continue to be amortized (in thousands):

	March 31, 2011			March 31, 2010		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Purchased technology	$ 188,167	$ (176,350)	$ 11,817	$ 188,167	$ (161,488)	$ 26,679
Trademarks	27,260	(26,316)	944	27,260	(25,506)	1,754
Non-compete agreements	500	(468)	32	500	(368)	132
Customer lists	106,419	(74,501)	31,918	106,419	(61,892)	44,527
	$ 322,346	$ (277,635)	$ 44,711	$ 322,346	$ (249,254)	$ 73,092

The total expected future amortization related to intangible assets is provided in the table below (in thousands):

	Amortization
Fiscal 2012	$ 20,385
Fiscal 2013	12,834
Fiscal 2014	8,400
Fiscal 2015	3,092
Total as of March 31, 2011	$ 44,711

We did not have impairment indicators for our long-lived assets in fiscal 2011 and fiscal 2010. In fiscal 2009, we had impairment indicators and performed an impairment analysis of our long-lived assets. The result of our fiscal 2009 impairment analysis was that the undiscounted cash flows exceeded the carrying value of the asset group and we concluded no impairment of our long-lived assets.

NOTE 6: ACCRUED WARRANTY AND INDEMNIFICATIONS

Accrued Warranty

The following table details the change in the accrued warranty balance (in thousands):

	For the year ended March 31,	
	2011	2010
Beginning Balance	$ 5,884	$ 11,152
Additional warranties issued	11,049	8,993
Adjustments for warranties issued in prior fiscal years	2,610	(2,887)
Settlements	(12,509)	(11,374)
Ending Balance	$ 7,034	$ 5,884

We warrant our products against defects for 12 to 36 months. A provision for estimated future costs and estimated returns for credit relating to warranty is recorded when products are shipped and revenue recognized. Our estimate of future costs to satisfy warranty obligations is primarily based on historical trends and, if believed to be significantly different from historical trends, estimates of future failure rates and future costs of repair. Future costs of repair include materials consumed in the repair, labor and overhead amounts necessary to perform the repair. If future actual failure rates differ from our estimates, we record the impact in subsequent periods. If future actual costs of repair were to differ significantly from our estimates, we would record the impact of these unforeseen cost differences in subsequent periods.

Indemnifications

We have certain financial guarantees, both express and implied, related to product liability and potential infringement of intellectual property. Other than certain product liabilities recorded as of March 31, 2011 and 2010, we did not record a liability associated with these guarantees, as we have little or no history of costs associated with such indemnification requirements. Contingent liabilities associated with product liability may be mitigated by insurance coverage that we maintain.

In the normal course of business to facilitate transactions of our services and products, we indemnify certain parties with respect to certain matters. We have agreed to hold certain parties harmless against losses arising from a breach of representations or covenants, or out of intellectual property infringement or other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. In addition, we have entered into indemnification agreements with our officers and directors, and our bylaws contain similar indemnification obligations to our agents.

It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of our indemnification claims and the unique facts and circumstances involved in each particular agreement.

Historically, payments made by us under these agreements have not had a material impact on our operating results, financial position or cash flows.

NOTE 7: CONVERTIBLE SUBORDINATED DEBT AND LONG-TERM DEBT

Our debt consisted of the following (in thousands):

	As of March 31,	
	2011	2010
Convertible subordinated debt	$ 135,000	$ 22,099
Senior secured term debt	104,334	186,066
Subordinated term loans	—	121,717
	$ 239,334	$ 329,882

Convertible Subordinated Debt

Current Notes Issued November 2010

On November 15, 2010, we issued $135 million aggregate principal amount of 3.50% convertible senior subordinated notes due November 15, 2015 ("current notes") with a conversion price of $4.33 per share of our common stock. We may not redeem the notes prior to their maturity date although investors may convert the current notes into Quantum common stock until November 14, 2015 at their option. In addition, since purchasers are qualified institutional investors, as defined in Rule 144 under the Securities Act of 1933 ("Securities Act"), the current notes have not been registered under the Securities Act. We pay 3.50% interest per annum on the principal amount of the current notes semi-annually on May 15 and November 15 of each year beginning in May 2011. Interest began to accrue on November 15, 2010. The terms of the current notes are governed by an agreement dated November 15, 2010 between Quantum and U.S. Bank National Association. The current notes are subordinated to any existing indebtedness and other liabilities.

We incurred and capitalized $5.0 million of loan fees for the current notes which are included in other long-term assets in our Consolidated Balance Sheets. These fees are amortized to interest expense over the loan term.

Prior Notes Issued July 2003

On July 30, 2003, we issued 4.375% convertible subordinated notes ("the notes") in the aggregate principal amount of $160 million in a private placement transaction. The notes were unsecured obligations subordinated in right of payment to all of our existing and future senior indebtedness. The notes matured on August 1, 2010, and were convertible at the option of the holders at any time prior to maturity into shares of Quantum common stock at a conversion price of $4.35 per share.

On June 3, 2009, $87.2 million of aggregate principal of the notes were tendered in exchange for $850 per $1,000 principal amount, or $74.1 million. We also paid $1.3 million of accrued and unpaid interest on the notes tendered. This transaction was funded by subordinated term loans described below.

On June 26, 2009, we entered into a private transaction with a noteholder to purchase $50.7 million of aggregate principal amount of notes for $48.2 million. We also paid $0.9 million in accrued and unpaid interest on the notes. We funded this transaction with $2.8 million of our own funds and the remaining $46.3 million with subordinated term loans described below.

On July 30, 2010, we paid $22.1 million plus $0.5 million in accrued and unpaid interest to redeem the convertible subordinated notes outstanding at that date in accordance with the contractual terms at maturity. These notes matured August 1, 2010. We funded this payment with cash on hand.

Gain (Loss) on Debt Extinguishment, Net of Costs

In fiscal 2011, in connection with the repayment of our subordinated term loans on November 15, 2010, we wrote off $1.2 million of unamortized debt costs related to these term loans.

In connection with the tender offer and private transaction in fiscal 2010, we recorded a gain on debt extinguishment, net of costs, of $12.9 million comprised of the gross gain of $15.6 million, reduced by $2.1 million in expenses and $0.6 million of unamortized debt costs related to the refinanced notes.

Long-Term Debt

Credit Suisse Credit Agreement

On July 12, 2007, we refinanced a prior credit facility by entering into a senior secured credit agreement with Credit Suisse providing a $50 million revolving credit facility and a $400 million senior secured term loan. We borrowed $400 million on the term loan to repay all borrowings under a prior credit facility used to fund the Advanced Digital Information Corporation acquisition. We incurred and capitalized $8.1 million of loan fees related to the CS credit agreement which are included in other long-term assets in our Consolidated Balance Sheets. These fees are being amortized to interest expense over the respective loan terms.

Under the CS credit agreement, the $400 million term loan matures on July 12, 2014. Interest accrues on the term loan at our option based on either, a prime rate plus a margin of 2.5%, or a LIBOR rate plus a margin of 3.5%. The interest rate on the term loan was 3.81% at March 31, 2011.

We make required quarterly principal payments on the term loan based on a formula in the CS credit agreement and we will make a final payment of all outstanding principal and interest at maturity. The term loan may be prepaid at any time. In addition, on an annual basis, we are required to perform a calculation of excess cash flow which may require an additional payment of the principal amount if the excess cash flow requirements are not met. The fiscal 2011 and 2010 calculations of excess cash flow did not require additional principal payments due to principal prepayments we have chosen to make in excess of the required quarterly amounts. During fiscal 2011 and 2010, we made principal payments of $81.7 million and $61.9 million, respectively on the CS credit agreement term loan.

Under the CS credit agreement we have the ability to borrow up to $50 million under a senior secured revolving credit facility which expires July 12, 2012. As of March 31, 2011, we have letters of credit totaling $1.2 million, reducing the amounts available to borrow on the revolver to $48.8 million. Interest accrues on the revolving credit facility at our option based on either, a prime rate plus a margin of 2.5%, or a LIBOR rate plus a margin of 3.5%. Quarterly, we are required to pay a 0.5% commitment fee on undrawn amounts under the revolving credit facility. We did not borrow from the revolving credit facility during fiscal 2011 or fiscal 2010.

There is a blanket lien on all of our assets under the CS credit agreement in addition to certain financial and reporting covenants which we are required to satisfy as a condition of the credit line and term loan including a limitation on issuing dividends or repurchasing our stock. As of March 31, 2011, we were in compliance with all covenants.

Amendments to Credit Suisse Credit Agreement

We amended our CS credit agreement on April 15, 2009 (the "First Amendment"). The First Amendment permitted us to refinance through issuance of equity or repurchase with our or any other funds the final $25 million outstanding 4.375% convertible debt. As a condition of the First Amendment, we made a prepayment of $40 million on the term loan on April 22, 2009. We funded this $40 million prepayment with $20 million of our cash on hand and $20 million from prepaid license fees under an OEM agreement. In addition, we agreed to prepay another $20 million of principal on the term loan upon refinancing a total of $135 million aggregate principal amount of the 4.375% convertible notes. We made this $20 million principal prepayment on July 6, 2009, which was funded from prepaid fees under an OEM agreement.

On October 26, 2010, we entered into a second amendment to the CS credit agreement which, among other changes, provides us with additional flexibility to issue equity securities or certain subordinated debt securities.

Subordinated Term Loans

In fiscal 2010, we entered into two loan agreements with EMC International Company ("subordinated term loans") with similar terms and borrowed $121.7 million which was used to purchase both the prior notes tendered and repurchased in the private transaction, including related accrued interest. We incurred and capitalized $1.7 million of loan fees which were included in other long-term assets in our Consolidated Balance Sheets. These fees were amortized to interest expense over the loan terms. The subordinated term loans required quarterly interest payments at a 12.0% fixed interest rate. The subordinated term loans had maturity dates of December 31, 2011 for $21.7 million principal and September 30, 2014 for $100 million principal. The subordinated term loans allowed prepayments to the extent not prohibited under our CS credit agreement.

On November 15, 2010, we paid $121.7 million plus $1.8 million in accrued and unpaid interest to settle the subordinated term loans. As a result of the voluntary prepayment in full of these term loans, we have satisfied all of our obligations under these loans. We funded this payment using proceeds from the current convertible notes.

Debt Maturities

A summary of the scheduled maturities for our convertible subordinated debt and outstanding term debt as of March 31, 2011 follows (in thousands):

Fiscal 2012	$ 1,067
Fiscal 2013	1,067
Fiscal 2014	1,067
Fiscal 2015	101,133
Fiscal 2016	135,000
Total as of March 31, 2011	$ 239,334

Derivatives

We do not engage in hedging activity for speculative or trading purposes. During the first three quarters of fiscal 2009, we had an interest rate collar instrument with a financial institution that fixed the interest rate on $87.5 million of our variable rate term loan to minimize our exposure to interest rate changes. Under the terms of the CS credit agreement, we were required to hedge floating interest rate exposure on 50% of our funded debt balance through December 31, 2009. We entered into a separate interest rate collar instrument with another financial institution that fixed the interest rate on an additional $12.5 million of our variable rate term loan through December 2008 and fixed the interest rate on $100.0 million of our variable rate term loan from December 31, 2008 through December 31, 2009. We incurred $1.5 million and $1.3 million in interest expense in fiscal 2010 and fiscal 2009, respectively, on these collars.

Our interest rate collars did not meet all of the criteria necessary for hedge accounting. We recorded the fair market value in other accrued liabilities in the Consolidated Balance Sheets and the change in fair market value in interest income and other, net in the Consolidated Statements of Operations. In the Consolidated Statement of Operations we recognized gains of $1.2 million and $1.0 million in fiscal 2010 and 2009, respectively. As of December 31, 2009, both interest rate collars had expired.

NOTE 8: RESTRUCTURING CHARGES

Our restructuring actions are steps undertaken to reduce costs in an effort to return to consistent profitability. In fiscal 2011, restructuring actions to consolidate operations supporting our business were the result of strategic management decisions. In fiscal 2010 and 2009, restructuring actions to consolidate operations supporting our business were undertaken to improve operational efficiencies and to adapt our operations in recognition of economic conditions. In addition, we also had restructuring actions in fiscal 2009 as a result of partnering with a third party on certain research and development efforts. The following tables show the type of restructuring expense for fiscal 2011, 2010 and 2009 (in thousands):

	For the year ended March 31,		
	2011	2010	2009
By expense type			
Severance and benefits	$ 3,580	$ 602	$ 8,015
Facilities	(538)	4,792	(1,229)
Other	602	(599)	21
	$ 3,644	$ 4,795	$ 6,807
By cost reduction action			
Consolidate operations supporting our business	$ 3,644	$ 4,795	$ 6,394
Partner with third party on certain research and development efforts	—	—	413
	$ 3,644	$ 4,795	$ 6,807

Fiscal 2011

Restructuring charges in fiscal 2011 were primarily due to severance and benefits expenses of $3.6 million as a result of strategic management decisions to consolidate operations supporting our business. Most areas of the business, including international operations, were impacted by this restructuring action. The employees impacted were in our management, sales and marketing, research and development and service teams. The facility reversals in fiscal 2011 were primarily due to negotiating settlements for lease liabilities on two vacated facilities in the U.S. for amounts lower than the outstanding lease contracts. The other restructuring charges were costs from exiting a supplier relationship in fiscal 2011.

Fiscal 2010

For fiscal 2010, restructuring charges were due to $4.8 million in remaining contractual lease payments for facilities vacated in the U.S. during fiscal 2010. We also vacated a facility in India and negotiated a settlement for an amount lower than the outstanding lease contract. Severance and benefits restructuring charges for fiscal 2010 were due largely to eliminating additional positions in the U.S. and changes in our estimates, primarily in Europe, as we completed settlement negotiations with various local authorities. The other restructuring reversal in fiscal 2010 was due to negotiating a settlement for contract termination fees related to a program cancelled in a prior year.

Fiscal 2009

During fiscal 2009, our restructuring severance and benefits resulted in a net expense of $8.0 million due primarily to our actions to consolidate operations supporting our business. The majority of our severance and benefits restructuring actions occurred in the second half of fiscal 2009 in response to the global economic recession to realign our cost structure with market opportunities. The majority of the impacted employees were U.S. sales and marketing and research and development employees; however, all areas of the business, including international operations, were impacted by these restructuring actions. Severance and benefits charges accrued in fiscal 2009 were paid to the impacted employees during fiscal 2009 and 2010.

The net reversal of facility restructuring charges in fiscal 2009 was primarily due to negotiating settlements for lease liabilities on vacated facilities in Europe for amounts lower than the outstanding lease contracts.

The following tables show the activity and the estimated timing of future payouts for accrued restructuring (in thousands):

	Severance and benefits	Facilities	Other	Total
Balance as of March 31, 2008	$ 503	$ 2,732	$ 599	$ 3,834
Restructuring costs	8,567	26	21	8,614
Restructuring charge reversal	(552)	(1,255)	—	(1,807)
Cash payments	(5,105)	(615)	(21)	(5,741)
Non-cash charges and other	41	(260)	—	(219)
Balance as of March 31, 2009	3,454	628	599	4,681
Restructuring costs	1,182	5,047	—	6,229
Restructuring charge reversal	(580)	(255)	(599)	(1,434)
Cash payments	(3,597)	(2,124)	—	(5,721)
Non-cash charges and other	35	5	—	40
Balance as of March 31, 2010	494	3,301	—	3,795
Restructuring costs	3,586	307	602	4,495
Restructuring charge reversal	(6)	(845)	—	(851)
Cash payments	(1,189)	(1,920)	—	(3,109)
Non-cash charges and other	—	—	(302)	(302)
Balance as of March 31, 2011	$ 2,885	$ 843	$ 300	$ 4,028
Estimated timing of future payouts:				
Fiscal 2012	$ 2,885	$ 394	$ 300	$ 3,579
Fiscal 2013 to 2016	—	449	—	449
	$ 2,885	$ 843	$ 300	$ 4,028

The $4.0 million restructuring accrual as of March 31, 2011 is primarily comprised of severance and benefits obligations, the majority of which will be paid to impacted employees during the first half of fiscal 2012. The amounts accrued for vacant facilities will be paid over their respective lease terms, which continue through fiscal 2016. The other restructuring accrual will be paid after certain mutually agreed terms are met.

Additional charges may be incurred in the future related to these restructurings, particularly if the actual costs associated with restructured activities are higher than estimated. Until we achieve sustained profitability, we may incur additional charges in the future related to additional cost reduction steps. Future charges that we may incur associated with future cost reductions are not estimable at this time.

NOTE 9: STOCK INCENTIVE PLANS AND SHARE-BASED COMPENSATION

Description of Stock Incentive Plans

Active Stock Incentive Plans

We have a Long-Term Incentive Plan that provides for the issuance of stock options, stock appreciation rights, stock purchase rights and long-term performance awards to our employees, officers, and consultants, as well as a Nonemployee Director Equity Incentive Plan that provides for the issuance of stock options, stock appreciation rights, stock purchase rights and long-term performance awards to our nonemployee directors, collectively the "Active Plans." These plans have authorized 79.5 million shares of stock of which 12.2 million shares of stock were available for grant as of March 31, 2011. There are 26.5 million stock options and restricted shares outstanding under the Active Plans as of March 31, 2011, which expire at various times through June 2017.

With the exception of fiscal 2010, in recent years we have primarily granted restricted stock units with a zero purchase price in place of stock options to our employees. We continue to grant stock options to employees in certain circumstances. In fiscal 2010, due to a combination of factors including our share price at the beginning of the fiscal year, we primarily granted stock options to our employees. Stock options granted to existing employees in fiscal 2011, 2010 and 2009 generally vest annually over three to four years and have contractual terms of seven years. Stock options granted to newly hired employees generally vest 25% on the first anniversary of the grant date with the remainder vesting monthly at the rate of 1/48th over the following three years and have contractual terms of seven years. Grants prior to fiscal 2004 had contractual terms of ten years. Stock options under the Active Plans are granted at prices determined by the Board of Directors, but at not less than the fair market value. The majority of restricted stock units granted to employees in fiscal 2011, 2010 and 2009 vest over two to three years and restricted stock awards and units ("restricted stock") granted prior to fiscal 2009 generally vest over two to four years. Stock option and restricted stock grants to nonemployee directors typically vest over one year. Both stock options and restricted stock granted under the Active Plans are subject to forfeiture if employment terminates.

Other Stock Option Plans

We have other stock option plans, including certain plans assumed in acquisitions, ("Other Plans") under which stock options, stock appreciation rights, stock purchase rights, restricted stock awards and long-term performance awards to our employees, consultants, officers and affiliates were authorized. Stock options granted and assumed under the Other Plans generally vested over one to four years and expired ten years after the grant date and restricted stock granted under the Other Plans generally vested over one to three years. The Other Plans have been terminated and outstanding stock options granted and assumed remain outstanding and continue to be governed by the terms and conditions of the respective other stock option plan. Stock options and restricted stock granted under the Other Plans are subject to forfeiture if employment terminates. Stock options under the Other Plans were granted at prices determined by the Board of Directors, but at not less than the fair market value and stock options assumed were governed by the acquisition agreement. Stock options expire at various times through May 2015.

Stock Purchase Plan

We have an employee stock purchase plan (the "Purchase Plan") that allows for the purchase of stock at 85% of fair market value at the date of grant or the exercise date, whichever value is less. The Purchase Plan is qualified under Section 423 of the Internal Revenue Code. Under the Purchase Plan, rights to purchase shares are granted during the second and fourth quarter of each fiscal year. There were 5.9 million shares available for issuance as of March 31, 2011.

During fiscal 2009, our Board of Directors cancelled rights to purchase shares under our Purchase Plan. On January 1, 2010, the Purchase Plan was reinstated and amended to set the maximum number of shares available to purchase in any one offering period to no more than two million shares. Employees purchased 3.2 million shares and 1.9 million shares of common stock under the Purchase Plan in fiscal 2011 and 2009, respectively. The weighted-average price of stock purchased under the Purchase Plan was $1.22 and $1.37 in fiscal 2011 and 2009, respectively.

Determining Fair Value

Stock Options

We use the Black-Scholes stock option valuation model for estimating fair value of stock options granted under our plans and rights to acquire stock granted under our Purchase Plan. We amortize the fair value of stock options on a ratable basis over the requisite service periods, which are generally the vesting periods. The expected life of awards granted represents the period of time that they are expected to be outstanding. We determine the expected life based on historical experience with similar awards, giving consideration to the contractual terms, exercise patterns and post-vesting forfeitures. We estimate volatility based on the historical volatility of our common stock over the most recent period corresponding with the estimated expected life of the award. We base the risk-free interest rate used in the Black-Scholes stock option valuation model on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent term equal to the expected life of the award. We have not paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero. We use historical data to estimate pre-vesting stock option forfeitures and record share-based compensation for those awards that are expected to vest. We adjust share-based compensation for changes to the estimate of expected equity award forfeitures based on actual forfeiture experience. The effect of adjusting the forfeiture rate is recognized in the period the forfeiture estimate is changed.

The weighted-average estimated fair values and the assumptions used in calculating such values for stock options during each fiscal period are as follows:

	For the year ended March 31,		
	2011	2010	2009
Stock option life (in years)	4.2	3.9	4.0
Risk-free interest rate	2.02%	2.05%	2.54%
Stock price volatility	106.75%	107.67%	56.59%
Weighted-average grant date fair value	$ 1.96	$ 0.73	$ 0.66

The above assumptions were used to calculate the fair value of stock options granted under the Active Stock Incentive Plans.

Restricted Stock

The fair value of our restricted stock is the intrinsic value as of the grant date.

Stock Purchase Plan

Under the Purchase Plan, rights to purchase shares are granted during the second and fourth quarter of each fiscal year. Due to cancellation of the August 2008 rights to purchase shares and reinstatement in January 2010, rights to purchase shares were granted in February 2010, August 2010 and February 2011. There were no rights to purchase shares granted in fiscal 2009. The weighted-average fair values and the assumptions used in calculating fair values during each fiscal period are as follows:

	For the year ended March 31,		
	2011	2010	2009
Option life (in years)	0.50	0.50	n/a
Risk-free interest rate	0.19%	0.15%	n/a
Stock price volatility	68.56%	69.14%	n/a
Weighted-average grant date fair value	$ 0.72	$ 0.82	n/a

Share-Based Compensation Expense

The following tables summarize share-based compensation expense (in thousands):

	For the year ended March 31,		
	2011	2010	2009
Share-based compensation expense included in operations:			
Cost of revenue	$ 1,768	$ 1,366	$ 1,419
Research and development	2,486	2,373	2,722
Sales and marketing	3,121	2,581	2,695
General and administrative	3,046	3,469	3,756
Total share-based compensation expense	$ 10,421	$ 9,789	$ 10,592

	For the year ended March 31,		
	2011	2010	2009
Share-based compensation by type of award:			
Stock options	$ 3,586	$ 3,633	$ 3,450
Restricted stock	5,329	5,878	6,447
Stock purchase plan	1,506	278	695
Total share-based compensation expense	$ 10,421	$ 9,789	$ 10,592

The total share-based compensation cost capitalized as part of inventory as of March 31, 2011 and 2010 was not material. During fiscal 2011, no tax benefit was realized for the tax deduction from stock option exercises and other awards due to tax benefit carryforwards and tax ordering requirements.

As of March 31, 2011, there was $2.6 million of total unrecognized compensation cost related to stock options granted under our plans. This unrecognized compensation cost is expected to be recognized over a weighted-average period of 1.3 years. Total intrinsic value of stock options exercised for the years ended March 31, 2011, 2010 and 2009 was $8.9 million, $1.9 million and $26,000, respectively. We settle stock option exercises by issuing additional common shares.

As of March 31, 2011, there was $10.0 million of total unrecognized compensation cost related to nonvested restricted stock granted under our plans. The unrecognized compensation cost for restricted stock is expected to be recognized over a weighted-average period of 1.9 years. Total fair value of awards released during the years ended March 31, 2011, 2010 and 2009 was $7.5 million, $3.1 million and $2.6 million, respectively, based on the fair value of our common stock on the date of award release. We issue additional common shares upon vesting of restricted stock units.

Stock Activity

Stock Options

A summary of activity relating to all of our stock option plans is as follows (stock options and intrinsic value in thousands):

	Stock Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of March 31, 2008	28,167	$ 3.27		
Granted	2,597	1.60		
Exercised	(61)	1.41		
Forfeited	(4,159)	3.28		
Expired	(918)	5.64		
Outstanding as of March 31, 2009	25,626	3.02		
Granted	9,655	1.01		
Exercised	(1,883)	1.51		
Forfeited	(1,778)	3.32		
Expired	(291)	11.08		
Outstanding as of March 31, 2010	31,329	2.40		
Granted	204	2.66		
Exercised	(6,634)	1.90		
Forfeited	(1,747)	2.05		
Expired	(1,072)	5.56		
Outstanding as of March 31, 2011	22,080	$ 2.43	3.34	$ 14,275
Vested and expected to vest at March 31, 2011	21,786	$ 2.45	3.31	$ 13,862
Exercisable as of March 31, 2011	15,941	$ 2.94	2.61	$ 5,359

The following table summarizes information about stock options outstanding and exercisable as of March 31, 2011 (stock options in thousands):

Range of Exercise Prices	Stock Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Stock Options Exercisable	Weighted-Average Exercise Price
$ 0.11 - $ 0.51	108	$ 0.31	4.75	47	$ 0.32
$ 0.77 - $ 1.08	6,689	0.98	5.14	1,193	0.97
$ 1.14 - $ 1.71	1,898	1.44	3.73	1,684	1.47
$ 1.77 - $ 2.54	4,302	2.13	2.50	4,204	2.13
$ 2.59 - $ 3.82	7,696	3.23	2.45	7,463	3.25
$ 3.95 - $ 4.55	314	4.00	3.40	277	4.00
$ 6.70 - $ 8.34	559	6.77	1.07	559	6.77
$ 8.84 - $12.02	514	10.10	0.40	514	10.10
	22,080	$ 2.43	3.34	15,941	$ 2.94

Expiration dates ranged from April 2011 to June 2017 for stock options outstanding at March 31, 2011. Prices for stock options exercised during the three-year period ended March 31, 2011, ranged from $0.11 to $3.86.

Restricted Stock

A summary of activity relating to our restricted stock follows (shares in thousands):

	Shares	Weighted-Average Grant Date Fair Value
Nonvested at March 31, 2008	4,908	$ 2.48
Granted	3,870	1.41
Vested	(1,887)	2.71
Forfeited	(633)	2.17
Nonvested at March 31, 2009	6,258	1.78
Granted	2,526	1.45
Vested	(2,853)	2.01
Forfeited	(796)	0.83
Nonvested at March 31, 2010	5,135	1.64
Granted	5,757	1.95
Vested	(3,665)	1.60
Forfeited	(587)	1.45
Nonvested at March 31, 2011	6,640	$ 1.95

NOTE 10: 401K PLAN

Substantially all of the U.S. employees are eligible to make contributions to our 401(k) savings and investment plan. We matched a percentage of our employees' contributions through December 31, 2008 and could make discretionary contributions to the plan. Commencing in the fourth quarter of fiscal 2009, the plan was amended to remove automatic matching contributions and retain discretionary contributions. We made discretionary contributions in fiscal 2011, fiscal 2010 and in the fourth quarter of fiscal 2009 in an amount approximating our prior matching contribution rate. Employer contributions were $2.6 million, $2.5 million and $2.9 million in fiscal 2011, 2010 and 2009, respectively.

NOTE 11: INCOME TAXES

Pre-tax income (loss) reflected in the Consolidated Statements of Operations for the years ended March 31, 2011, 2010 and 2009 are as follows (in thousands):

	For the year ended March 31,		
	2011	2010	2009
U.S	$ 271	$ 16,374	$ (361,178)
Foreign	4,283	1,534	2,033
	$ 4,554	$ 17,908	$ (359,145)

Income tax provision (benefit) consists of the following (in thousands):

	For the year ended March 31,		
	2011	2010	2009
Federal:			
Current	$ (302)	$ (465)	$ (3,205)
Deferred	—	—	—
	(302)	(465)	(3,205)
State:			
Current	446	(361)	321
Deferred	—	—	—
	446	(361)	321
Foreign:			
Current	74	2,577	2,319
Deferred	(205)	(477)	(316)
	(131)	2,100	2,003
Income tax provision (benefit)	$ 13	$ 1,274	$ (881)

The income tax provision (benefit) differs from the amount computed by applying the federal statutory rate of 35% to income (loss) before income taxes as follows (in thousands):

	For the year ended March 31,		
	2011	2010	2009
Expense (benefit) at federal statutory rate	$ 1,594	$ 6,268	$ (125,701)
State taxes	380	340	312
Unbenefited losses and credits	(1,235)	(5,591)	127,695
Net accrual (release) of contingent tax reserves	(466)	315	(3,154)
Other	(260)	(58)	(33)
	$ 13	$ 1,274	$ (881)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities are as follows (in thousands):

	As of March 31,	
	2011	2010
Deferred tax assets:		
Inventory valuation method	$ 10,366	$ 15,254
Accrued warranty expense	2,849	2,383
Distribution reserves	1,936	1,785
Loss carryforwards	50,179	46,270
Foreign tax and research and development credit carryforwards	221,354	236,472
Restructuring charge accruals	1,410	1,537
Other accruals and reserves not currently deductible for tax purposes	31,322	31,505
Depreciation and amortization methods	9,572	14,448
	328,988	349,654
Less valuation allowance	(245,241)	(255,356)
Deferred tax asset	$ 83,747	$ 94,298
Deferred tax liabilities:		
Acquired intangibles	$ (17,884)	$ (28,881)
Tax on unremitted foreign earnings	(16,557)	(18,053)
Other	(49,855)	(48,133)
Deferred tax liability	$ (84,296)	$ (95,067)
Net deferred tax liability	$ (549)	$ (769)

A reconciliation of the gross unrecognized tax benefits follows (in thousands):

	For the year ended March 31,		
	2011	2010	2009
Beginning balance	$ 33,292	$ 32,210	$ 22,572
Settlement and effective settlements with tax authorities and related remeasurements	(357)	—	(3,136)
Lapse of statute of limitations	(228)	(290)	(2,430)
Increase in balances related to tax positions taken in prior period	82	800	—
Decreases for tax positions taken in prior year	—	—	(807)
Increases in balances related to tax positions taken during current period	223	572	16,011
Ending balance	$ 33,012	$ 33,292	$ 32,210

During fiscal 2011, we recorded a net increase in our unrecognized tax benefits. Including interest and penalties, the total unrecognized tax benefit at March 31, 2011 was $34.0 million, all of which, if recognized, would favorably affect the effective tax rate.

We recognize interest and penalties related to uncertain tax positions in income tax expense. To the extent accrued interest and penalties do not become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. At March 31, 2011 accrued interest and penalties totaled $1.0 million.

We file our tax returns as prescribed by the laws of the jurisdictions in which we operate. Our U.S. tax returns have been audited for years through 2002 by the Internal Revenue Service. In other major jurisdictions, we are generally open to examination for the most recent three to five fiscal years. Although timing of the resolution and closure on audits is highly uncertain, we do not believe it is likely that the unrecognized tax benefits would materially change in the next 12 months.

In connection with the disposition of our hard-disk drive business, HDD, to Maxtor Corporation ("Maxtor"), we entered into a Tax Sharing and Indemnity Agreement with Maxtor, dated as of April 2, 2001 (the "Tax Sharing Agreement") that, among other things, defined each company's responsibility for taxes attributable to periods prior to April 2, 2001. Pursuant to a settlement agreement entered into between the companies dated as of December 23, 2004, Maxtor's remaining tax indemnity liability under section 3(a) of the Tax Sharing Agreement was limited to $8.8 million. As of March 31, 2011, $6.0 million remains as the indemnity liability. We believe that this amount is sufficient to cover any remaining potential tax liabilities under this section of the Tax Sharing Agreement.

As of March 31, 2011, we had federal net operating loss and tax credit carryforwards of approximately $187.7 million and $158.5 million, respectively. Our federal net operating loss carryforwards include $28.3 million attributable to excess tax deductions from stock option exercises, and are not included in the deferred tax assets shown above. The benefit of these loss carryforwards will be credited to equity when realized. The net operating loss and tax credit carryforwards expire in varying amounts beginning in fiscal 2012 if not previously utilized, the utilization of which is limited under the tax law ownership change provision. These carryforwards include $10.1 million of acquired net operating losses and $10.7 million of credits.

Certain changes in stock ownership could result in a limitation on the amount of net operating loss and tax credit carryovers that can be utilized each year. Should the company undergo such a change in stock ownership, it could severely limit the usage of these carryover tax attributes against future income, resulting in additional tax charges.

Due to our history of net losses, and the difficulty in predicting future results, we believe that we cannot rely on projections of future taxable income to realize the deferred tax assets. Accordingly, we have established a full valuation allowance against our U.S. net deferred tax assets. Significant management judgment is required in determining our deferred tax assets and liabilities and valuation allowances for purposes of assessing our ability to realize any future benefit from our net deferred tax assets. We intend to maintain this valuation allowance until sufficient positive evidence exists to support the reversal of the valuation allowance. Our income tax expense recorded in the future will be reduced to the extent that sufficient positive evidence materializes to support a reversal of, or decrease in, our valuation allowance.

NOTE 12: NET INCOME (LOSS) PER SHARE

Equity Instruments Outstanding

We have granted stock options and restricted stock units under our Plans that, upon exercise and vesting, respectively, would increase shares outstanding. On November 15, 2010, we issued 3.50% convertible subordinated notes which are convertible at the option of the holders at any time prior to maturity into shares of Quantum common stock at a conversion price of $4.33 per share. These notes, if converted, would increase shares outstanding.

On June 3, 2009 we entered into an agreement with EMC Corporation ("EMC") which provides for the issuance of certain warrants. On June 23, 2009, we issued a warrant to EMC to purchase 10 million shares of our common stock at a $0.38 per share exercise price. Only in the event of a change of control of Quantum will this warrant vest and be exercisable. It expires seven years from the date of issuance or three years after change of control, whichever occurs first. Due to these terms, no share-based compensation expense related to this warrant has been recorded to date.

In addition, under the June 3, 2009 agreement, as amended, we will grant additional warrants to EMC if certain DXi software revenue amounts are reached by specific dates. The necessary revenue amounts are not forecasted to be reached by specific dates to cause additional warrants to be earned. If additional warrants are earned, they are issuable to EMC within 30 days following August 31, 2011 with the same vesting and exercise conditions as the warrant issued June 23, 2009. In no event shall warrants be issued or exercisable to the extent that issuance or exercise would result in EMC holding, or being deemed to hold, more than 15% of our issued and outstanding capital stock. Upon exercise, warrants would increase shares outstanding.

At March 31, 2010 and 2009, we had outstanding 4.375% convertible subordinated notes which were convertible at the option of the holders at any time prior to maturity into shares of Quantum common stock at a conversion price of $4.35 per share.

Net Income (Loss) per Share

The following table set forth the computation of basic and diluted net income (loss) per share (in thousands, except per-share data):

	For the year ended March 31,		
	2011	2010	2009
Net income (loss)	$ 4,541	$ 16,634	$ (358,264)
Interest on dilutive notes	—	1,249	—
Net gain on extinguishment of dilutive notes	—	(12,859)	—
Income (loss) for purposes of computing income (loss) per diluted share	$ 4,541	$ 5,024	$ (358,264)
Weighted average shares and common share equivalents ("CSE"):			
Basic	220,888	212,672	209,041
Dilutive CSE from stock plans	8,815	4,056	—
Dilutive CSE from purchase plan	35	471	—
Dilutive CSE from convertible notes	—	6,562	—
Diluted	229,738	223,761	209,041
Basic net income (loss) per share	$ 0.02	$ 0.08	$ (1.71)
Diluted net income (loss) per share	$ 0.02	$ 0.02	$ (1.71)

The computations of diluted net income (loss) per share for the periods presented excluded the following because the effect would have been antidilutive:

- For fiscal 2011, 11.6 million weighted equivalent shares of the 3.50% convertible subordinated notes were excluded. For fiscal 2010 and 2009, 5.1 million and 36.8 million weighted equivalent shares, respectively, of the 4.375% convertible subordinated notes were excluded.
- For fiscal 2011 and 2010, stock options to purchase 10.4 million and 18.8 million weighted average shares, respectively, were excluded. Stock options to purchase 25.6 million shares were excluded for fiscal 2009.
- Unvested restricted stock units of 49,000 and 0.2 million weighted average shares for fiscal 2011 and 2010, respectively, were excluded. Unvested restricted stock units of 6.3 million shares outstanding at March 31, 2009 were excluded.

NOTE 13: LITIGATION

On October 9, 2007, we filed a lawsuit against Riverbed Technology, Inc. ("Riverbed") in the U.S. District Court in the Northern District of California, alleging Riverbed's prior and continuing infringement of a patent held by Quantum related to data deduplication technology. On November 13, 2007, Riverbed filed a countersuit against Quantum alleging our infringement of a data deduplication patent held by Riverbed. On September 30, 2008, Quantum and Riverbed settled their mutual patent infringement lawsuits that were pending. The settlement agreement included a mutual covenant not to sue related to the parties' data deduplication patents and a one-time $11.0 million payment from Riverbed to Quantum. The mutual covenant not to sue provided for in the settlement agreement operates similarly to a cross license. This $11.0 million was based on prior sales of the parties' data deduplication products. In addition, the parties agreed, for a period of three years, not to file any patent infringement lawsuits against the other party. The $11.0 million settlement was recorded in royalty revenue for the second quarter of fiscal 2009.

NOTE 14: COMMITMENTS AND CONTINGENCIES

Lease Commitments

We lease certain facilities under non-cancelable lease agreements. We also have equipment leases for various office equipment. Some of the leases have renewal options ranging from one to ten years and others contain escalation clauses and provisions for maintenance, taxes or insurance. These leases are operating leases.

In February 2006, we leased a campus facility in Colorado Springs, Colorado, comprised of three buildings in three separate operating leases with initial terms of five, seven and 15 years. In August 2010, we negotiated lower lease rates and a five year extension on one of the buildings. The future minimum lease payment schedule below includes $33.6 million for this Colorado Springs campus.

Rent expense was $12.7 million, $13.8 million and $15.5 million for fiscal 2011, 2010 and 2009, respectively. Sublease income was $37,000, $0.7 million and $1.3 million for fiscal 2011, 2010 and 2009, respectively.

Future minimum lease payments under operating leases are as follows (in thousands):

	Lease Payments
For the year ending March 31,	
2012	$ 13,073
2013	11,400
2014	9,209
2015	8,396
2016	6,901
Thereafter	22,499
	$ 71,478

Commitments to Purchase Inventory

We use contract manufacturers for certain manufacturing functions. Under these arrangements, the contract manufacturer procures inventory to manufacture products based upon our forecast of customer demand. We are responsible for the financial impact on the contract manufacturer of any reduction or product mix shift in the forecast relative to materials that the contract manufacturer had already purchased under a prior forecast. Such a variance in forecasted demand could require a cash payment for finished goods in excess of current customer demand or for costs of excess or obsolete inventory. As of March 31, 2011 and 2010, we had issued non-cancelable purchase commitments for $33.8 million and $40.3 million, respectively, to purchase finished goods from our contract manufacturers.

NOTE 15: GEOGRAPHIC AND CUSTOMER INFORMATION

Revenue, attributed to regions based on the location of customers, and long-lived assets, comprised of property and equipment, by region were as follows (in thousands):

	For the year ended March 31,					
	2011		2010		2009	
	Revenue	Long-Lived Assets	Revenue	Long-Lived Assets	Revenue	Long-Lived Assets
Americas	$ 430,125	$ 23,596	$ 448,830	$ 22,522	$ 533,000	$ 25,787
Europe	179,519	787	188,367	1,099	218,157	1,610
Asia Pacific	62,626	597	44,230	907	57,815	1,156
	$ 672,270	$ 24,980	$ 681,427	$ 24,528	$ 808,972	$ 28,553

We had one customer that accounted for 10% or more of our revenue in current and prior years (revenue in millions):

	For the year ended March 31,					
	2011		2010		2009	
	Revenue	% of Revenue	Revenue	% of Revenue	Revenue	% of Revenue
Dell	$ 68.7	10%	$ 86.5	13%	$ 116.6	14%

Following are revenues attributable to each of our product groups, services and royalties (in thousands):

	For the year ended March 31,		
	2011	2010	2009
Disk systems and software solutions	$ 110,678	$ 83,508	$ 87,574
Tape automation systems	254,153	263,977	317,907
Devices and non-royalty media	92,072	108,616	151,003
Service	151,095	156,477	164,664
Royalty	64,272	68,849	87,824
Total revenue	$ 672,270	$ 681,427	$ 808,972

NOTE 16: UNAUDITED QUARTERLY FINANCIAL DATA

(In thousands, except per share data)	For the year ended March 31, 2011			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenue	$ 163,225	$ 167,722	$ 176,226	$ 165,097
Gross margin	67,454	71,396	75,570	68,562
Net income (loss)	(2,696)	3,025	5,864	(1,652)
Basic net income (loss) per share	(0.01)	0.01	0.03	(0.01)
Diluted net income (loss) per share	(0.01)	0.01	0.03	(0.01)

	For the year ended March 31, 2010			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenue	$ 160,340	$ 174,926	$ 181,710	$ 164,451
Gross margin	61,643	76,629	74,716	67,049
Net income (loss)	5,008	11,355	4,636	(4,365)
Basic net income (loss) per share	0.02	0.06	0.02	(0.02)
Diluted net income (loss) per share	(0.02)	0.04	0.02	(0.02)

Net income for fiscal 2010 included a $12.9 million gain on debt extinguishment, net of costs, of which $11.3 million and $1.6 million were recorded in the first and second quarters of fiscal 2010, respectively.

NOTE 17: SUBSEQUENT EVENT

On June 13, 2011, we acquired Pancetera Software, Inc., a Delaware corporation ("Pancetera") pursuant to a statutory merger in order to enhance our product offerings and technology portfolio in exchange for approximately $12.0 million, comprised of $8.4 million in cash and $3.6 million in Quantum common stock. We acquired all outstanding shares of Pancetera and assumed all of Pancetera's outstanding unvested stock options according to the option exchange ratio defined in the purchase agreement with Pancetera.

QUANTUM CORPORATION

SCHEDULE II

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

Allowance for doubtful accounts (in thousands):

	Balance at beginning of period	Additions (releases) charged to expense	Deductions (i)	Balance at end of period
For the year ended:				
March 31, 2009	$ 5,746	$ 569	$ (4,316)	$ 1,999
March 31, 2010	1,999	(453)	(748)	798
March 31, 2011	798	(502)	107	403

(i) Uncollectible accounts written off, net of recoveries.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Attached as exhibits to this Annual Report on Form 10-K are certifications of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), which are required pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This "Controls and Procedures" section of this Annual Report on Form 10-K includes information concerning the controls and controls evaluation referenced in the certifications. This section of the Annual Report on Form 10-K should be read in conjunction with the certifications and the report of PricewaterhouseCoopers LLP as described below, for a more complete understanding of the matters presented.

Evaluation of Disclosure Controls and Procedures

We evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. This control evaluation was performed under the supervision and with the participation of management, including our CEO and CFO. Disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report on Form 10-K is recorded, processed, summarized and reported within the time periods specified by the SEC. Disclosure controls are also designed to ensure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Based on the controls evaluation, our CEO and CFO have concluded that as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls were effective.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2011 based on the guidelines established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the results of our evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2011 to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

PricewaterhouseCoopers LLP, our independent registered public accounting firm, has issued an attestation report regarding its assessment of the Company's internal control over financial reporting as of March 31, 2011, as set forth at the beginning of Part II, Item 8 of this Annual Report on Form 10-K.

Limitations on Effectiveness of Controls

Our management, including our CEO and CFO, does not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additional controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls over Financial Reporting

There was no change in our internal control over financial reporting during the fourth quarter of fiscal 2011 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item with respect to our directors, audit committee and audit committee financial expert is incorporated by reference to the information set forth in our proxy statement for the 2011 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of our fiscal year ended March 31, 2011. For information pertaining to our executive officers, refer to the "Executive Officers of Quantum Corporation" section of Part I, Item 1 of this Annual Report on Form 10-K.

We have adopted a code of ethics that applies to our principal executive officer and all members of our finance department, including the principal financial officer and principal accounting officer. This code of ethics is posted on our website. The Internet address for our website is: http://www.quantum.com, and the code of ethics may be found by clicking "About Us" from the home page and then choosing "Corporate Governance." Copies of the code are available free upon request by a stockholder.

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this code of ethics by posting such information on our website, at the address and location specified above.

We have adopted Corporate Governance Principles, which are available on our website at http://www.quantum.com, where they may be found by clicking "About Us" from the home page and then choosing "Corporate Governance." Copies of our Corporate Governance Principles are available free upon request by a stockholder. The charters of our Audit Committee, Leadership and Compensation Committee and Corporate Governance and Nominating Committee are also available on our website at http://www.quantum.com, where they may be found by clicking "About Us" from the home page and then choosing "Corporate Governance." Copies of these committee charters are available free upon request by a stockholder.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the information set forth in our proxy statement for the 2011 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of our fiscal year ended March 31, 2011.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following discloses our equity compensation plan information (securities in thousands):

	Year ended March 31, 2011		
	(a) Number of securities to be issued upon exercise of outstanding stock options, warrants and rights	Weighted-average exercise price of outstanding stock options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))
Equity compensation plans approved by stockholders [1]	26,549	$ 1.76	12,246
Equity compensation plans not approved by stockholders [2], [3]	2,171	$ 3.55	—
	28,720	$ 1.89	12,246

(1) Included in the stockholder approved plans are 6.6 million restricted stock units with a zero purchase price. The weighted average exercise price of outstanding stock options for stockholder approved plans is $2.34.

(2) The Supplemental Stock Option Plan ("SSOP") was terminated April 1, 2003, from which time no new stock options or stock purchase rights will be granted. Outstanding stock options granted under the SSOP prior to April 1, 2003, remain outstanding and continue to be governed by the terms and conditions of the SSOP.

(3) Advanced Digital Information Corporation's 1999 Stock Incentive Compensation Plan was assumed by Quantum on August 22, 2006 according to the terms detailed in the Agreement and Plan of Merger dated May 2, 2006 ("Merger Agreement"). Such outstanding stock options granted under this plan continue to be governed by the terms and conditions of the respective plan; however, the number of stock options and exercise prices of the outstanding stock options were changed in accordance with the formula in the Merger Agreement for the right to purchase Quantum common stock.

We also have an employee stock purchase plan with 5.9 million shares available for issuance that has been approved by stockholders.

The remaining information required by this item is incorporated by reference to the information set forth in our proxy statement for the 2011 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of our fiscal year ended March 31, 2011.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the information set forth in our proxy statement for the 2011 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of our fiscal year ended March 31, 2011.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference to the information set forth in our proxy statement for the 2011 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of our fiscal year ended March 31, 2011.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Upon written request, we will provide, without charge, a copy of our Annual Report on Form 10-K, including the Consolidated Financial Statements, financial statement schedules and any exhibits for our most recent fiscal year. All requests should be sent to:

Investor Relations
Quantum Corporation
1650 Technology Drive, Suite 800
San Jose, California 95110
(408) 944-4450

(a) The following documents are filed as a part of this Report:

1. **Financial Statements**—Our Consolidated Financial Statements are listed in the Index to Consolidated Financial Statements.

2. **Financial Statement Schedules** — Our consolidated valuation and qualifying accounts (Schedule II) financial statement schedule is listed in the Index to Consolidated Financial Statements. All other schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the notes hereto.

(b) **Exhibits**

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
3.1	Amended and Restated Certificate of Incorporation of Registrant.	8-K	001-13449	3.1	August 16, 2007
3.2	Amended and Restated By-laws of Registrant, as amended.	8-K	001-13449	3.1	December 5, 2008
3.3	Certificate of Designation of Rights, Preferences and Privileges of Series B Junior Participating Preferred Stock.	S-3	333-109587	4.7	October 9, 2003
3.4	Certification of Amendment to the Bylaws of Quantum Corporation, as adopted on January 20, 2010.	8-K	001-13449	3.1	January 26, 2010
4.1	Stockholder Agreement, dated as of October 28, 2002, by and between Registrant and Private Capital Management.	10-Q	001-13449	4.2	November 13, 2002
4.2	Indenture for 3.50% Convertible Senior Subordinated Notes due 2015, between the Registrant and U.S. Bank National Association, as trustee, dated November 15, 2010, including the form of 3.50% Convertible Senior Subordinated Note due 2015.	8-K	001-13449	4.1	November 15, 2010
10.1	Form of Indemnification Agreement between Registrant and the Named Executive Officers and Directors. *	8-K	001-13449	10.4	April 4, 2007
10.2	Chief Executive Change of Control Agreement between Registrant and Jon W. Gacek.*	8-K	001-13449	10.3	April 5, 2011
10.3	Executive Chairman Change of Control Agreement between Registrant and Richard E. Belluzzo.*	8-K	001-13449	10.4	April 5, 2011
10.4	Form of Officer Change of Control Agreement between Registrant and each of Registrant's Executive Officers (Other than the Executive Chairman and the CEO).*	8-K	001-13449	10.5	April 5, 2011
10.5	Form of Amended and Restated Director Change of Control Agreement between Registrant and the Directors (Other than the Executive Chairman and the CEO).*	8-K	001-13449	10.2	May 10, 2011
10.6	Amended and Restated 1993 Long-Term Incentive Plan effective November 10, 2007. *	8-K	001-13449	10.1	November 15, 2007
10.7	Form of Restricted Stock Unit Agreement. For U.S. employees under the Amended and Restated 1993 Long-Term Incentive Plan. *	10-Q	001-13449	10.3	November 7, 2008
10.8	Form of Restricted Stock Unit Agreement. For non-U.S. employees under the Amended and Restated 1993 Long-Term Incentive Plan. *	10-Q	001-13449	10.4	November 7, 2008
10.9	Form of Stock Option Agreement. For U.S. employees under the Amended and Restated 1993 Long-Term Incentive Plan. *‡				
10.10	Form of Stock Option Agreement. For non-U.S. employees under the Amended and Restated 1993 Long-Term Incentive Plan. *‡				
10.11	Form of Stock Option Agreement. For Chief Executive Officer under the Amended and Restated 1993 Long-Term Incentive Plan. *‡				
10.12	Amended and Restated Nonemployee Director Equity Incentive Plan effective November 10, 2007. *	8-K	001-13449	10.2	November 15, 2007

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
10.13	Form of Stock Option Agreement under the Amended and Restated Nonemployee Director Equity Incentive Plan, effective November 10, 2007. *‡				
10.14	Form of Restricted Stock Unit Agreement under the Amended and Restated Nonemployee Director Equity Incentive Plan, effective November 10, 2007. *	10-Q	001-13449	10.2	November 7, 2008
10.15	Advanced Digital Information Corporation Amended and Restated 1999 Stock Incentive Compensation Plan. *	S-8	001-13449	4.4	August 25, 2006
10.16	Employment Offer Letter, dated March 31, 2011, between Registrant and Jon W. Gacek.*	8-K	001-13449	10.1	April 5, 2011
10.17	Offer Letter, dated March 31, 2011, between Registrant and Richard E. Belluzzo.*	8-K	001-13449	10.2	April 5, 2011
10.18	Employment Offer Letter, dated August 31, 2006, between Registrant and William C. Britts. *	8-K	001-13449	10.1	September 7, 2006
10.19	Amendment to Employment Offer Letter between Registrant and William C. Britts. *	10-Q	001-13449	10.6	November 7, 2008
10.20	Amendment to Employment Offer Letter between Registrant and William C. Britts.*	10-Q	001-13449	10.3	February 5, 2010
10.21	Offer Letter, dated May 25, 2007, between Registrant and Joseph A. Marengi. *	8-K	001-13449	10.1	May 25, 2007
10.22	Termination Agreement and General Release of all Claims, dated July 21, 2010, between Registrant and Gerald G. Lopatin. *	8-K	001-13449	10.1	July 23, 2010
10.23	Senior Secured Credit Agreement, dated July 12, 2007, by and among the Registrant, Credit Suisse, as Collateral Agent, Administrative Agent, Swing Line Lender and an L/C Issuer, and the other Lenders party thereto.	10-Q	001-13449	10.8	August 9, 2007
10.24	Security Agreement, dated July 12, 2007, among the Registrant and the other Grantors referred to therein.	10-Q	001-13449	10.9	August 9, 2007
10.25	Amendment No. 1, dated as of April 15, 2009, to Senior Secured Credit Agreement, dated July 12, 2007, by and among the Registrant, Credit Suisse, as Administrative Agent, and the Lenders thereto.	8-K	001-13449	10.1	April 16, 2009
10.26	Amendment No. 2, dated as of October 26, 2010 to Senior Secured Credit Agreement dated July 12, 2007, by and among the Registrant, Credit Suisse, as Administrative Agent, and the Lenders thereto.	8-K	001-13449	10.1	October 26, 2010
10.27	Offer Letter of Mr. Bruce A. Pasternack, dated July 12, 2007. *	8-K	001-13449	10.1	July 18, 2007
10.28	Offer Letter of Mr. Dennis P. Wolf, dated July 12, 2007. *	8-K	001-13449	10.2	July 18, 2007
10.29	Offer Letter, dated May 2, 2011, between Registrant and David E. Roberson. *	8-K	001-13449	10.1	May 10, 2011
10.30	Agreement for Purchase and Sale of Real Property, dated as November 18, 2005, among Registrant, SELCO Service Corporation and CS/Federal Drive LLC, as amended by Amendments 1 through 6.	8-K	001-13449	10.1	February 10, 2006
10.31	Lease Agreement, dated February 6, 2006, between Registrant and CS/Federal Drive AB LLC (for Building A).	8-K	001-13449	10.2	February 10, 2006
10.32	Lease Agreement, dated February 6, 2006, between Registrant and CS/Federal Drive AB LLC (for Building B).	8-K	001-13449	10.3	February 10, 2006

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
10.33	Lease Agreement, dated February 6, 2006, between Registrant and CS/Federal Drive AB LLC (for Building C).	8-K	001-13449	10.4	February 10, 2006
10.34	Patent Cross License Agreement, dated February 27, 2006, between Registrant and Storage Technology Corporation.	8-K	001-13449	10.1	March 3, 2006
10.35	Tax Sharing and Indemnity Agreement by and among Registrant, Maxtor Corporation and Insula Corporation, dated April 2, 2001.	8-K	001-13449	10.1	December 29, 2004
10.36	Mutual General Release and Global Settlement Agreement, dated as of December 23, 2004, between Maxtor Corporation and Registrant.	10-Q	001-13449	10.4	February 2, 2005
10.37	Offer Letter, dated August 20, 2007, between Registrant and Paul Auvil. *	8-K	001-13449	10.1	August 29, 2007
10.38	Warrant Purchase Agreement, dated as of June 3, 2009, by and between Quantum Corporation and EMC Corporation.	8-K	001-13449	10.1	June 9, 2009
10.39	First Amendment to the Purchase Agreement, dated as of June 17, 2009, by and between Quantum Corporation and EMC Corporation.	8-K	001-13449	10.1	June 23, 2009
10.40	Amended and Restated Employee Stock Purchase Plan, dated January 1, 2010.*	8-K	001-13449	10.1	January 6, 2010
12.1	Ratio of Earnings to Fixed Charges. ‡				
21	Quantum Subsidiaries. ‡				
23	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP. ‡				
24	Power of Attorney (see signature page).				
31.1	Certification of the Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002. ‡				
31.2	Certification of the Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002. ‡				
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley act of 2002. †				
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley act of 2002. †				

* Indicates management contract or compensatory plan, contract or arrangement.

‡ Filed herewith.

† Furnished herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUANTUM CORPORATION

/s/ LINDA M. BREARD
Linda M. Breard
Chief Financial Officer
(Principal Financial and Chief Accounting Officer)

Dated: June 14, 2011

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jon W. Gacek and Linda M. Breard, jointly and severally, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons in the capacities and on June 14, 2011.

Signature	Title
/s/ JON W. GACEK Jon W. Gacek	Director, Chief Executive Officer (Principal Executive Officer)
s/ LINDA M. BREARD Linda M. Breard	Chief Financial Officer (Principal Financial and Chief Accounting Officer)
/s/ PAUL R. AUVIL III Paul R. Auvil III	Director
/s/ RICHARD E. BELLUZZO Richard E. Belluzzo	Director
/s/ MICHAEL A. BROWN Michael A. Brown	Director
/s/ THOMAS S. BUCHSBAUM Thomas S. Buchsbaum	Director
/s/ EDWARD M. ESBER, JR. Edward M. Esber, Jr	Director
/s/ ELIZABETH A. FETTER Elizabeth A. Fetter	Director
/s/ JOSEPH A. MARENGI Joseph A. Marengi	Director
/s/ DAVID E. ROBERSON David E. Roberson	Director
/s/ DENNIS P. WOLF Dennis P. Wolf	Director

Exhibit 12.1

QUANTUM CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)	For the year ended March 31, 2011	2010	2009	2008	2007
Income (loss) from continuing operations before income taxes	$ 4,554	$ 17,908	$ (359,145)	$ (60,716)	$ (59,156)
Add fixed charges	25,529	30,704	34,389	64,337	46,545
Earnings (as defined)	$ 30,083	$ 48,612	$ (324,756)	$ 3,621	$ (12,611)
Fixed charges:					
Interest expense	$ 21,349	$ 26,139	$ 29,261	$ 58,627	$ 40,748
Amortization of debt issuance costs	(i), (ii)	(i), (iii)	(i)	(i), (iv)	(i)
Estimated interest component of rent expenses	4,180	4,565	5,128	5,710	5,797
Total fixed charges	$ 25,529	$ 30,704	$ 34,389	$ 64,337	$ 46,545
Ratio of earnings to fixed charges	1.18	1.58	(v)	(v)	(v)

(i) In all years presented, the amortization of debt issuance costs is included in interest expense.

(ii) Interest expense for fiscal 2011 in this table is comprised of: (a) $20.2 million of interest expense and amortization of debt issuance costs as presented in interest expense in the Consolidated Statements of Operations and (b) $1.2 million in amortization of debt issuance costs related to subordinated term loans retired in fiscal 2011. The $1.2 million in amortization of debt issuance costs related to subordinated term loans retired in fiscal 2011 are included in gain (loss) on debt extinguishment, net of costs in the Consolidated Statements of Operations for fiscal 2011.

(iii) Interest expense for fiscal 2010 in this table is comprised of: (a) $25.5 million of interest expense and amortization of debt issuance costs as presented in interest expense in the Consolidated Statements of Operations and (b) $0.6 million in amortization of debt issuance costs related to convertible subordinated notes retired in fiscal 2010. The $0.6 million in amortization of debt issuance costs related to convertible subordinated notes retired in fiscal 2010 are included in gain (loss) on debt extinguishment, net of costs in the Consolidated Statements of Operations for fiscal 2010.

(iv) Interest expense for fiscal 2008 in this table is comprised of: (a) $46.0 million of interest expense and amortization of debt issuance costs as presented in interest expense in the Consolidated Statements of Operations, (b) $8.1 million in amortization of debt issuance costs related to the repayment of the prior debt facility in fiscal 2008 and (c) $4.5 million in prepayment fees related to the repayment of the prior debt facility in fiscal 2008. Both the $8.1 million in amortization of debt issuance costs and the $4.5 million in prepayment fees related to the repayment of a prior debt facility in fiscal 2008 are included in gain (loss) on debt extinguishment, net of costs in the Consolidated Statements of Operations for fiscal 2008.

(v) Earnings, as defined, were insufficient to cover fixed charges by $359.1 million, $60.7 million, and $59.2 million for fiscal 2009, 2008 and 2007, respectively.

Exhibit 21

QUANTUM CORPORATION

SUBSIDIARIES OF THE REGISTRANT

1	A.C.N. 120.786.012 Pty. Ltd., an Australian company
2	Advanced Digital Information Corporation, a Washington Corporation
3	Certance (US) Holdings, Inc., a Delaware corporation
4	Certance Holdings Corporation, a Delaware corporation
5	Certance LLC, a Delaware limited liability company
6	Quantum Beteiligungs GmbH, a German corporation
7	Quantum Boehmenkirch GmbH & Co. KG, a German corporation
8	Quantum Distribution UK Ltd., a United Kingdom corporation
9	Quantum GmbH, a German corporation
10	Quantum India Development Center Private Ltd., an Indian company
11	Quantum International Inc., a Delaware corporation
12	Quantum Korea Co. Ltd., a Korean corporation
13	Quantum Peripherals (Europe) SARL, a Swiss corporation
14	Quantum SARL, a French corporation
15	Quantum Storage Australia Pty. Ltd., an Australian corporation
16	Quantum Storage GmbH, a Swiss corporation
17	Quantum Storage Japan Corporation, a Japanese corporation
18	Quantum Storage Singapore Pte. Ltd., a Singapore private company
19	Quantum Storage UK Ltd., a United Kingdom corporation
20	Rocksoft Pty. Ltd., an Australian company

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-64350, 333-136912, 333-147621 and 333-161060) of Quantum Corporation of our report dated June 14, 2011 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
Seattle, Washington
June 14, 2011

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302(a)
OF THE SARBANES-OXLEY ACT OF 2002

I, Jon W. Gacek, certify that:

1) I have reviewed this annual report on Form 10-K of Quantum Corporation;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: June 14, 2011

/s/ JON W. GACEK
Jon W. Gacek
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302(a)
OF THE SARBANES-OXLEY ACT OF 2002

I, Linda M. Breard, certify that:

1) I have reviewed this annual report on Form 10-K of Quantum Corporation;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 14, 2011

/s/ LINDA M. BREARD
Linda M. Breard
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Jon W. Gacek, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Quantum Corporation, on Form 10-K for the year ended March 31, 2011 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Quantum Corporation.

Date: June 14, 2011

QUANTUM CORPORATION

/s/ JON W. GACEK

Jon W. Gacek
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Linda M. Breard, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Quantum Corporation, on Form 10-K for the year ended March 31, 2011 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Quantum Corporation.

Date: June 14, 2011

QUANTUM CORPORATION

/s/ LINDA M. BREARD

Linda M. Breard
Chief Financial Officer
(Principal Financial Officer)

Quantum®

Preserving the World's Most Important Data. **Yours.**™

Quantum Corporation
1650 Technology Drive, Suite 800
San Jose, CA 95110 U.S.A.
www.quantum.com

QUANTUM CORPORATION
1650 TECHNOLOGY DRIVE
SUITE 800
SAN JOSE, CA 95110

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Vote on Directors

For All	Withhold All	For All Except
☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

1. Proposal to elect to the Board of Directors.
   - 01) Paul R. Auvil III
   - 02) Richard E. Belluzzo
   - 03) Michael A. Brown
   - 04) Thomas S. Buchsbaum
   - 05) Elizabeth A. Fetter
   - 06) Jon W. Gacek
   - 07) Joseph A. Marengi
   - 08) David E. Roberson
   - 09) Dennis P. Wolf

Vote on Proposals

	For	Against	Abstain
2. Proposal to ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for the fiscal year ending March 31, 2012.	☐	☐	☐
3. Non-Binding Advisory Vote on Executive Compensation.	☐	☐	☐

	1 Year	2 Years	3 Years	Abstain
4. Non-Binding Advisory Vote on the Frequency of the Advisory Vote on Executive Compensation.	☐	☐	☐	☐

5. Proposal to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The shares represented by this proxy, when properly executed, will be voted in the manner directed herein by the undersigned Stockholder(s). **If no direction is made, this proxy will be voted FOR proposals 1, 2 and 3 and "1 YEAR" for proposal 4.** If any other matters properly come before the meeting, the persons named in this proxy will vote in their discretion.

To cumulate votes as to a particular nominee as explained in the Proxy Statement, check the box to the right and indicate the name(s) and the number of votes to be given to such nominee(s) on the reverse side of this card. **Please do not check the box unless you want to exercise cumulative voting.** ☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Combined Document is available at www.proxyvote.com.

M37338-P15153

QUANTUM CORPORATION

Annual Meeting of Stockholders — August 17, 2011

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned stockholder(s) of Quantum Corporation, a Delaware Corporation, hereby acknowledge(s) receipt of the Proxy Statement dated June 29, 2011, and hereby appoint(s) Jon W. Gacek and Shawn D. Hall, and each of them, proxies and attorneys-in-fact, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Annual Meeting of Stockholders of Quantum Corporation, to be held August 17, 2011 at 8:00 a.m., Pacific Daylight Time, at Quantum's corporate headquarters at 1650 Technology Drive, San Jose, CA 95110, and at any adjournments or postponements thereof, and to vote (including cumulatively, if required) all shares of Common Stock which the undersigned would be entitled to vote if then and there personally present, on all matters set forth on the reverse side.

IF YOU VOTE BY TELEPHONE OR BY INTERNET, DO NOT MAIL THE PROXY CARD. YOUR TELEPHONE OR INTERNET VOTE AUTHORIZES THE NAMED PROXIES TO VOTE IN THE SAME MANNER AS IF YOU VOTED YOUR PROXY CARD EXCEPT FOR THE CUMULATIVE VOTING FEATURE APPLICABLE TO THE ELECTION OF DIRECTORS, WHICH IS ONLY AVAILABLE BY VOTING THE PROXY CARD.

CUMULATE ______________________________

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(If you noted cumulative voting instructions above, please check the corresponding box on the reverse side.)

PLEASE MARK, SIGN AND DATE THIS PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE.
(Continued, and to be signed and dated, on the reverse side.)